UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Pampa Energía ● 2017 Annual Report ● 2

Pampa Energía ● 2017 Annual Report ● 3

2017 Annual Report

To the shareholders of Pampa Energía S.A. (‘Pampa’, the ‘Company’ or the ‘Group’):

Pursuant to the statutory rules and Bylaws currently in force, we submit to your consideration the Annual Report and Financial Statements for the 74th fiscal year ended December 31, 2017.

Pampa Energía ● 2017 Annual Report ● 4

Glossary of Terms

Term	Definition
ABOL	Argentine Business Organizations Law No. 19,550
ADRs/ADSs	American Depositary Receipts
Albares	Albares Renovables Argentina S.A.
ANSES	Administración Nacional de la Seguridad Social (National Social Security Administration)
AR$	Argentine Pesos
Bbl	Barrel
BCRA	Banco Central de la República Argentina (Central Bank of the Republic of Argentina)
BNA	Banco de la Nación Argentina (Argentine National Bank)
BO	Boletín Oficial (Public Gazette)
Board of Directors	Pampa Energía’s Board of Directors
Boe	Barrels of oil equivalent
BOPS	Bi-orientated polystyrene
BTU	British Thermal Unit
Bylaws	Pampa Energía’s Bylaws
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CABA	Autonomous City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A. (Argentine Wholesale Electricity Market Clearing Company)
CAU	Cargo de Acceso Único (Access and Use Position)
CBs	Corporate Bonds
CC	Combined Cycle
CEE	Comité Ejecutivo de Emergencia (Emergency Executive Committee)
CEO	Chief Executive Officer
CFE	Consejo Federal de la Energía (Federal Energy Council)
CH	Hydroelectric power plant
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CMA	Capital Market Act No. 26,831
CN	Nuclear power plant
CNG	Compressed Natural Gas
CNV	Comisión Nacional de Valores (National Securities and Exchange Commission)
Code	Pampa’s Code of Corporate Governance
CPB	Central Piedra Buena S.A.
CPD	Costo Propio de Distribución (Own Distribution Cost)
CPI	Consumer Price Index
CSJN	Supreme Court of Justice of the Republic of Argentina

Pampa Energía ● 2017 Annual Report ● 5

CT	Thermal power plant
CTG	Central Térmica Güemes S.A.
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
CTPP	Central Térmica Parque Pilar
Dam[3]	Cubic decameter
DisTro	High-Voltage Electric Energy Transmission System and/or Main Distribution Electric Energy Transmission System
E&P	Exploration and Production
EASA	Electricidad Argentina S.A.
EBISA	Emprendimientos Energéticos Binacionales S.A.
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EG3	EG3 Red S.A.
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
ENARSA/IEA	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
Exchange	Voluntary exchange of Petrobras Argentina’s shares for Pampa’s shares
FO	Fuel Oil
FOCEDE	Fondo de Obras de Consolidación y Expansión de Distribución Eléctrica (Fund for Electricity Distribution Expansion and Consolidation Works)
FODER	Fondo para el Desarrollo de Energía Renovables (Fund for the Development of Renewable Energies)
FONINVEMEM

Fondo para Inversiones Necesarias que permitan incrementar la oferta de energía eléctrica en el Mercado Eléctrico Mayorista (Fund for Investments required to increase the Power Supply in the Electricity Wholesale Market)

Foundation	Fundación Pampa Energía
FS	Financial Statements
Gas Plan	Gas Plan I and Gas Plan II
Gas Plan I	Natural Gas Surplus Injection Promotion Program, SE Res. No. 1/13
Gas Plan II	Natural Gas Injection Promotion Program for Companies with Reduced Injection, SE Res. No. 60/13
Gas Plus	Natural Gas Production Promotion Program, SE Res. No. 24/08
GE	General Electric
GO	Gas Oil (Diesel Oil)
Government/National Government	National Government of the Republic of Argentina
GS	Gas Station
GT	Gas turbine
GU	Large users

Pampa Energía ● 2017 Annual Report ● 6

GUDI	Large Distribution Company Users
GUMA	Major Large Users
GUME	Minor Large Users
GWh	Gigawatt-hour
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HI	Hydroelectric plants
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
Hydrocarbon Investments Committee	Planning and Coordinating Committee of the National Plan for Hydrocarbon Investments
IFRS	International Financial Reporting Standards
INDEC	Instituto Nacional de Estadística y Censos de Argentina (National Institute of Statistics and Censuses)
Initial Production	Monthly average unconventional gas production between July 2016 and June 2017
IVC	Índice de Variación de Costos (Cost Variation Index)
KCal	Kilocalories
kW	Kilowatt
kWh	Kilowatt-hour
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
LU300	Large users with demands in excess of 300 kW
LVFVDs	Liquidaciones de Ventas sin Fecha de Vencimiento a Definir (Sales Settlements with Maturity Date to be Defined)
M3	Cubic meters
MAN Engines	MAN Diesel B&W engines, model 18V32/40PGI
MAT	Term Market
MAT ER	Term Market from Renewable Energy Sources
MBTU	Millions of BTU
MECON	Ministry of Economy
Medanito La Pampa	25 de Mayo - Medanito Sudeste block, located in the Province of La Pampa
MerVal	Mercado de Valores de Buenos Aires (Buenos Aires Securities Market)
MEyM	Ministry of Energy and Mining
MMC	Cost Monitoring Mechanism
MTO	Cash tender offer to the minority shareholdings of Petrobras Argentina
MW	Mega watt
MWh	Mega watt-hour
N.a.	Not applicable
N/A	Not available
NGL	Natural Gas Liquids
NYSE	New York Stock Exchange

Pampa Energía ● 2017 Annual Report ● 7

OCP	Oleoducto de Crudos Pesados
Offers	The MTO and the Exchange
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company / the Group	Pampa Energía S.A. and its subsidiaries
Pampa’s Shares	Pampa’s common shares in book-entry form with a face value of AR$1 each and each granting the right to one vote
PEISA	Petrobras Energía Internacional S.A.
PELSA	Petrolera Entre Lomas S.A.
PEN	Poder Ejecutivo Nacional (National Executive Branch)
PEPASA /Petrolera Pampa	Petrolera Pampa S.A.
Petrobras Argentina	Petrobras Argentina S.A.
Petrobras Brazil	Petrobras Brasileiro S.A.
PGSM	Puerto General San Martín port
Pilot	Blocks with an Initial Production of unconventional gas lower than 500,000 m3/d
PIST	Transportation System Entry Point or
natural gas price at wellhead
Polisur	PBB Polisur S.A.
PPA	Power Purchase Agreement
PPI	Wholesale Internal Price Index
Priority Demand	Set of residential users, hospitals, schools, healthcare centers and other essential services
Producers and Refiners’ Agreement	Agreement for the Transition to International Prices in the Argentine Hydrocarbon Industry
PTQ	Petrochemicals segment
PUREE	Program for the Rational Use of Electric Power
QSELH	Quality, Safety, Environment and Labor Health
R&D	Refining and Distribution segment
RBB	Bahía Blanca Ricardo Eliçabe Refinery
RCD	Campo Durán Refinery
Refinor	Refinería del Norte S.A.
RENPER	Registry of Renewable Electric Power Generation Projects
Res.	Resolution / Resolutions
RTI	Integral Tariff Review
RTOP	Public Offering Transparency Regime, Executive Order No. 677/01
RTP	Plant’s thermal reduction
S&P	Standard & Poor’s Global Ratings
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SADI	Sistema Argentino de Interconexión (Argentine Electricity Grid)
SBR	Styrene Butadiene Rubber
SE	Former Secretariat of Energy
SEC	Security and Exchange Commission

Pampa Energía ● 2017 Annual Report ● 8

SEE	Secretariat of Electric Energy
Senior Management	M. Mindlin, D. Mindlin, G. Mariani and R. Torres
SOX	Sarbanes-Oxley Act
SRH	Secretariat of Hydrocarbon Resources
ST	Steam turbine
Telcosur	Telcosur S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín
TMB	Termoeléctrica Manuel Belgrano
TOE	Tonne of oil equivalent
Ton	Metric ton
Trafigura	Trafigura Ventures B.V. and Trafigura Argentina S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
Unconventional Gas Plan	Encouragement Program for the Investment in Development of Natural Gas Production from Unconventional Reservoirs Program, MEyM Res. No. 46, 419, 447 /2017 and 12/2018
UNIREN	Public Utility Contract Renegotiation and Analysis Unit
US$	United States Dollars
UTE	Joint Venture
VAD	Distribution Added Value
VAT	Value-added tax
VCPs	Short-Term Debt Securities
Vista Oil & Gas	Vista Oil & Gas S.A.B. de C.V.
WEM	Wholesale Electricity Market
WFP	Wind Farm Project
YPF	Yacimientos Petrolíferos Fiscales S.A.

Pampa Energía ● 2017 Annual Report ● 9

1.        2017 Results and Future Outlook

After closing an exceptional year 2016, 2017 has found us achieving new milestones in the history of Pampa, accomplishing a great fiscal year in all our business segments. After the acquisition of former Petrobras Argentina, 2017 was the first year of operation as a unified company and with a new identity, a year in which we have worked towards the consolidation of the company and the definition of a forward-looking business structure, which allows us to continue being positioned as the largest fully integrated power company in Argentina.

One of the main events in 2017 consisted of the return, following 16 years of default, of the regulatory framework to our utility subsidiaries, which was embodied in the RTIs and the resulting new tariff schemes. This tariff schemes are almost fully implemented: as from February 2018 Edenor and Transener are billing the full tariff granted in their respective tariff reviews, whereas in the case of TGS only the last application stage is pending, which will become effective in April 2018, with the additional recognition of cost variations.

This milestone for Edenor, Transener and TGS provides these companies with a stable and predictable return until the next review period in 2022, and constitutes an essential condition to continue making the investments necessary to offer a safe and high-quality service consistent with the awarded tariffs.

Furthermore, aiming to encourage domestic production and thus reduce dependence on imports, especially of LNG —one of the factors currently contributing to the country’s fiscal and trade deficit—, in 2017 the Government ratified the extension of the Gas Plan until 2021, although only providing incentives for the production of unconventional gas in the Neuquina and Austral basins. This program, which has turned out to be crucial to revert the negative trend in the country’s natural gas reserves, has encouraged the development of unconventional production methods for the lifting of tight and shale gas, which have contributed to offsetting the decline in conventional production.

The reality is that the Unconventional Gas Plan is not the only solution to a structural problem existing since almost a decade ago. Additionally, the implementation of a progressive removal of subsidies and market deregulation, which results in a gradual increase in demand sale prices until reaching the import parity, also plays a key part in amending the large gas supply deficit. Since 2009, year in which Petrolera Pampa was established, this has been the main reason for us to invest in the production of gas and, despite all market changes, it continues to be the main reason which underpins our commitment with the gas E&P business.

In this sense, in 2017 we successfully drilled and completed our first shale gas horizontal well targeting the Vaca Muerta formation in the Parva Negra Este exploratory block. This well, with a depth of 2,000 meters and a 2,500-meter horizontal branch, has been in production since November 2017 with satisfactory results so far. Should the testing stage be successful, we will request before the provincial authorities its categorization as a production block.

Even though the exploitation of shale gas at Pampa is currently in an early stage, it is part of our big commitment to the future: in 2018 we will advance with the drilling of six new exploratory wells in El Mangrullo and Sierra Chata, gas blocks that are located in the Vaca Muerta formation’s gas window. Furthermore, with the purpose of increasing exposure in the shale gas window, in November 2017 we were awarded the Las Tacanas Norte block, which is neighboring to the El Mangrullo block.

Pampa Energía ● 2017 Annual Report ● 10

We take all these steps prudently and seeking the highest added value possible in the proper development stage. We are confident that, if results are as anticipated, it will represent a great potential for our E&P segment in the future.

In our power generation business, our generation assets continue to be segmented as ‘legacy’ and ‘new’. After years of claims by the sector and as from February 2017, the remuneration for ‘legacy’ generation capacity is not only denominated in US$, but also the payment for power capacity was gradually increased, which was practically doubled by the end of 2017. In this sector, we understand that this remuneration scheme for legacy capacity is transitional towards a new scheme no longer based on a cost-plus model, but involving a reversion to a system similar to that of marginal prices, which encourages the generation of electricity in the most efficient way possible.

During 2017 we have strengthened our commitment to the power generation business with the commissioning of three thermal projects for a total capacity of 305 MW, which represents 11% of the total power capacity incorporated into the SADI in 2017, with an approximate US$280 million investment, each commissioning for service being a major milestone for the Company. We have fulfilled each of our commitments timely and in due form, which sets us apart us from the performance levels of other committed projects.

Furthermore, during 2017 we have continued participating in tenders launched by CAMMESA for new generation capacity, and in October 2017 we were awarded the largest project in the history of the Company: the closing to combined cycle of Genelba Plus in our CTGEBA plant. This 383 MW expansion, which will require an approximate US$355 million investment, will start generating energy at open cycle in the second quarter of 2019, and at closed cycle in the second quarter of 2020.

In the renewable energy area, we expect our first Corti wind farm in Bahía Blanca, with a 100 MW power capacity, will be commissioned in 2018, and we will develop two new wind farms under PPAs executed with private customers in the same area for a total additional capacity of 100 MW. We have already been successfully granted power transmission backup and dispatch priority for 78 MW, and we still have to negotiate PPAs with large private users who, as from 2018, should cover 8% of their electricity demand from renewable sources. These wind farms, which will require an approximate US$205 million investment, add to our actions aiming to protect the environment, which have already been launched with the issuance of carbon emission reduction credits in CTLL’s combined cycle.

It should be pointed out that throughout 2017, our thermal power plants continued keeping outstanding availability levels, with values which stand above the industry average and are close to their own historical average.

Pampa Energía ● 2017 Annual Report ● 11

Thermal Power Plants: Pampa and Rest of the System’s Historical Availability

As a % of the nominal installed capacity

Note: 2017 takes into consideration data up to and including November.

Based on the conviction that Pampa should preserve its key role in the industry, contribute to reducing deficits in the Argentine energy matrix, and concentrate on business segments where Pampa credits wide know-how and track-record, the Company’s strategy consists of focusing its investments and resources on the expansion of the electric power generation’s installed capacity and natural gas E&P, and to continue investing in the development and strengthening of our utility concessions.

As regards the fuel R&D segment, even before purchasing former Petrobras Argentina we knew that this business, with the existing scale and structure, lacked competitiveness and called for a larger scale to reach sustainability and, therefore, we had to choose between growing or divesting. With the proactivity that characterizes us, throughout 2017 we worked on both alternatives but, upon the failure to complete an acquisition that would have given us a desirable scale to properly commit to this business, by the end of 2017 we agreed that this segment should be divested. This transaction is about to be closed.

As regards the oil E&P segment, we made the decision of divesting our interest in PELSA and certain crude oil E&P blocks because in early 2018 we received a very attractive offer that made us reconsider our presence in the business within our corporate strategy.

As we have previously mentioned, in the upstream segment we opted to concentrate our resources and efforts on the development of our unconventional gas reserves (shale and tight gas) vis-à-vis crude oil production, mainly because in the mid-term gas business margins are more stable than crude oil’s, added to the fact that as from the cancellation of the Producers and Refiners’ Agreement, the price of the domestic crude oil barrel has become fully correlated to the volatility of the international price of commodities (in this case, crude oil), whereas the gas sales price benefits from the implicit hedge granted by the import parity, because as long as LNG is consumed, this will be the marginal purchase price for the demand. Furthermore, despite seasonal variations in the consumption pattern, domestic demand will have to face a structural deficit in the supply during at least the following few years and, therefore, at Pampa we anticipate that the country will continue to be a net importer of this hydrocarbon. Given these unique conditions, which create a highly favorable context for the development of the domestic gas supply, we clearly consider it a priority to develop our gas reserves and resources stock, which will demand an important investment.

In the coming years, and especially during 2018, we will continue growing our asset base in Pampa’s core business, especially in the gas E&P and power generation segments, whether organically or inorganically, especially by leveraging the opportunity presented by the sale of Government assets in the power generation segment (ENARSA power plants and interest in FONINVEMEM). Moreover, during 2017 companies controlled and co-controlled by Pampa continued their investment commitment in the country, with investments in the amount of AR$17,004 million1, 59% higher than the AR$10,712 million recorded in 2016.

1 It includes 100% of investments in Transener and TGS, which under IFRS are not consolidated in Pampa’s FS.

Pampa Energía ● 2017 Annual Report ● 12

Evolution of Investments by Business Segment

In AR$ million

In this brief statement, we would like to highlight the actions aimed at generating added value for our shareholders. We have been actively engaged in the equity and debt capital markets: in January 2017 we issued Pampa’s first ten-year bond with a yield similar to sovereign bonds, and we have fully canceled the financing taken out for the acquisition of former Petrobras Argentina.

In September 2017 we announced the second phase of our corporate reorganization by requesting the regulatory and corporate approval of the merger through absorption of Pampa with Petrolera Pampa, certain power generation subsidiaries and other companies with the purpose of simplifying the corporate map, benefiting from cost and structure synergies, and seeking that the Company directly generate operating cash flows, rather than through its subsidiaries.

Pampa’s shares continue being one of the most liquid securities among listed Argentine companies, with a daily volume above US$15 million and leading the MerVal index with a weight of 8.5% and the MSCI Frontier Markets Index denominated in US$ with 3%.

This would not have been possible without the effort and dedication of the Company’s employees and advisors who accompany us with commitment and involvement, for which Pampa’s Board of Directors would like to seize this opportunity to thank them all for helping us overcome the challenges of our business on a daily basis and consolidate the Company as a leading representative of the energy business, both in Argentina and worldwide. We would also like to thank our families, suppliers, financial institutions and investors for the continuous support and trust placed in us.

Pampa Energía ● 2017 Annual Report ● 13

2.        Corporate Governance

At Pampa we believe that the best way of preserving and protecting our investors is to adopt and implement the best corporate governance practices, which consolidate us as one of the most trustworthy and transparent companies in the market.

For such purpose, we constantly strive to incorporate those practices by taking into account international market trends, as well as domestic and foreign applicable corporate governance standards and rules.

Beyond the information contained in this presentation, further information on Pampa’s corporate governance practices can be found in Appendix I to this Annual Report, which contains the Corporate Governance Report required under CNV General Res. No. 606/12 issued on March 23, 2012.

2.1      Pampa’s Corporate Structure

Board of Directors

Pursuant to the ABOL, as amended from time to time, the CMA and Pampa’s Bylaws, decision-making within the Company is vested in the Board of Directors. The Board consists of ten regular directors and an equal or smaller number of alternate directors as determined by the Shareholders’ Meeting, a percentage of which will be independent according to the independence standards set out in the CNV Rules. All of our directors are elected for a term of three years and may be re-elected indefinitely, except for independent directors, who may not be re-elected for consecutive periods. The expiration and further renewal of terms of office is made on a partial and staggered basis every year, with the election of three directors for two years, and four directors on the third year.

Pampa Energía ● 2017 Annual Report ● 14

Currently, Pampa’s Board of Directors is composed as follows:

Name	Position	Independence	Term Expiration*
Marcos Marcelo Mindlin	Chairman	Non-independent	12/31/2017
Gustavo Mariani	Vice-chairman	Non-independent	12/31/2019
Ricardo Alejandro Torres	Director	Non-independent	12/31/2019
Damián Miguel Mindlin	Director	Non-independent	12/31/2017
Gabriel Cohen	Director	Non-independent	12/31/2018
Diana Mondino	Director	Independent	12/31/2018
Santiago Alberdi	Director	Independent	12/31/2018
Carlos Tovagliari	Director	Independent	12/31/2018
José María Tenaillon	Director	Independent	12/31/2018
Miguel Bein	Director	Independent	12/31/2019
Mariano González Álzaga	Alternate Director	Independent	12/31/2017
Mariano Batistella	Alternate Director	Non-independent	12/31/2018
Pablo Díaz	Alternate Director	Non-independent	12/31/2018
Isaac Héctor Mochón	Alternate Director	Independent	12/31/2018
Nicolás Mindlin	Alternate Director	Non-independent	12/31/2018
Brian Henderson	Alternate Director	Non-independent	12/31/2017
Victoria Hitce	Alternate Director	Non-independent	12/31/2019

*They will be in office until the election of their substitutes.

Senior management

The following table includes information on our senior management:

Name	Position
Marcos Marcelo Mindlin	Chairman and CEO
Gustavo Mariani	Executive vice president, power generation and new businesses director
Ricardo Alejandro Torres	Executive vice president, electricity distribution and administration director
Damián Miguel Mindlin	Executive vice president, procurement, QSELH, assets security and marketing director
Gabriel Cohen	Executive director of Corporate finance
Horacio Jorge Tomás Turri	Executive director oil and gas
María Carolina Sigwald	Executive director of legal affairs
Ariel Schapira	Executive director of downstream
Mariano Batistella	Executive director of planning, strategy and affiliates

Pampa Energía ● 2017 Annual Report ● 15

Supervisory Committee

Our Bylaws provide that the oversight of Pampa will be in charge of a Supervisory Committee consisting of three regular members and three alternate members appointed by our shareholders pursuant to the legal provisions in force. The Supervisory Committee will be composed of duly registered lawyers and/or accountants admitted to practice in Argentina, who will serve for a term of three fiscal years.

The primary function of the Supervisory Committee is to exercise statutory control over the Board of Directors, complying with the provisions set forth in the ABOL, the Bylaws, its regulations, if any, and the Shareholders’ Meeting decisions. In the accomplishment of these duties, the Supervisory Committee does neither monitor our operations nor assess the merits of decisions made by board members.

Currently, Pampa’s Supervisory Committee is composed as follows:

Name	Position	Term Expiration**
José Daniel Abelovich	Statutory auditor*	12/31/2017
Jorge Roberto Pardo	Statutory auditor	12/31/2017
Germán Wetzler Malbrán	Statutory Auditor	12/31/2017
Marcelo Héctor Fuxman	Alternate statutory auditor	12/31/2018
Tomás Arnaude	Alternate statutory auditor	12/31/2017

* Chairman of the Supervisory Board (Statutory Auditors).

** They will be in office until the election of their substitutes.

Audit Committee

Pursuant to Section 109 of the CMA, Pampa has an Audit Committee consisting of three regular members, integrated by three regular members and three alternate members, who all hold independent status according to the independence standards set out in the CNV Rules. The Audit Committee members have professional expertise in financial, accounting, legal, and/or business matters.

Pursuant to the applicable legislation and its own Internal Regulations, the Audit Committee is responsible for compliance with, inter alia, the following duties:

i.        Supervising the operation of internal control systems and the administrative/accounting system, as well as the reliability of the latter and of all financial information or any other significant events that may be disclosed to the CNV and the markets in compliance with the applicable reporting system;

ii.      Expressing its opinion on any proposal by the Board of Directors to designate external auditors to be hired by the Company, and ensuring their independence;

iii.     Reviewing the plans submitted by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of annual FS, all of which pursuant to the CNV’s Rules;

iv.     Supervising the implementation of risk management information policies within the Company;

v.      Providing the market with full information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders;

vi.     Rendering its opinion on remunerations and stock options plans’ proposals for the Company’s directors and managers submitted by the Company’s Board of Directors;

vii.    Approving any proposal for compensation of Pampa’s senior Officers to be submitted by the Board of Directors to the Shareholders’ Meeting for consideration, with the authority to consult worldwide-renowned specialists in remuneration issues, and seeking to ensure that Officers receive remunerations in line with similar positions in Argentina and abroad in the same area of business, taking into consideration each Officer’s contribution and the Company’s financial condition and operating results;

Pampa Energía ● 2017 Annual Report ● 16

viii.   Rendering its opinion on the compliance with legal requirements and the reasonableness of the conditions for the issuance of shares or convertible securities in capital increases with the exclusion or limitation of preemptive rights;

ix.     Issuing a well-founded opinion on related-party transactions in the cases provided by law, and disclosing it in compliance with law whenever there is or may be an alleged conflict of interest within Pampa;

x.       Supervising the operation of a channel whereby the Company’s executives and staff may report accounting, internal control and audit issues pursuant to the applicable provisions to such effect;

xi.     Providing any report, opinion or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended, etc.;

xii.    Fulfilling all obligations provided for in the Bylaws, as well as laws and regulations binding the Company;

xiii.   Checking compliance with applicable standards of ethical conduct; and

xiv.   Drawing up an annual action plan for which it will be held accountable to the Board of Directors and the Audit Committee. The Audit Committee will submit such action plan within a term of 60 calendar days as from the beginning of the fiscal year.

Currently, Pampa’s Audit Committee is composed as follows:

Name	Position
Carlos Tovagliari	Chair
Diana Mondino	Regular member
Miguel Bein	Regular member
José María Tenaillon	Alternate member
Isaac Héctor Mochón	Alternate member

2.2      Minority Shareholder Protection

Pampa’s Bylaws include safeguards aimed at the protection of Pampa’s minority shareholders, such as:

•            Only one class of shares granting equal economic and political rights;

•            Special majorities of up to 66.6% of the votes to amend certain clauses of the Bylaws;

•            Possibility to call a shareholders’ meeting upon request of shareholders representing at least 5% of the capital stock.

Pampa Energía ● 2017 Annual Report ● 17

2.3      Corporate Governance Policies

Code of Business Conduct – Ethics Hotline

Pampa has a Code of Business Conduct in place, updated in March 2017, which not only lays down the ethical principles that constitute the foundation of the relationships between Pampa, its employees and suppliers, but also offers the means and instruments that ensure transparency in the handling of matters and issues that may affect Pampa’s adequate management.

Moreover, Pampa has a Fraudulent Practices Prevention Policy and a Procedure for Reporting Suspected Frauds or Irregularities. Both documents contain a detailed description of the process to be followed from the reception of the complaint to the conclusion of the investigation and pertinent corrective action, if applicable. To such effect, it offers the Ethics Hotline, an exclusive channel to report, on a strictly confidential basis, any suspected misconduct or breach to the Code of Business Conduct, which provides different means (toll-free telephone number, e-mail, and/or web page) and is managed by a third-party provider to ensure higher transparency. The Audit Committee is responsible for supervising the channel’s operations and the resolution of complaints in issues within its authority.

Policy on Best Security Market Practices

This Policy has been implemented with the purpose of establishing certain restrictions and formalities regarding the trading of marketable securities, whether Pampa’s and/or any related companies’, in a stock exchange, thus ensuring higher transparency and guaranteeing that no Pampa employee may derive any economic advantage or benefit from the use of material non-public information about Pampa and/or any of its affiliates.

This Policy applies to Pampa and its subsidiaries’ employees deemed ‘covered individuals’, including, but not limited to, directors, members of the Supervisory Committee, and Senior Management lines.

Policy on Related-Party Transactions

Pursuant to the CMA, all high-value transactions made between Pampa and individuals and/or legal entities which, pursuant to the applicable regulations in force, are considered ‘related parties’ will be subject to a specific prior authorization and control procedure to be carried out under the supervision of Pampa’s executive legal department and which involves both Pampa’s Board of Directors and its Audit Committee (as applicable).

Board of Directors’ Self-Assessment Questionnaire

In line with the Code’s recommendations, in 2008 Pampa’s Board of Directors approved the implementation of a self-assessment questionnaire to annually examine and assess its own performance and management.

The Company’s executive legal department is in charge of examining and filing each individual questionnaire; afterwards, based on the results, it will submit to Pampa’s Board of Directors all measures deemed useful to improve the performance of the Board of Directors’ duties.

Policy on Material Information Disclosure

In the year 2009, Pampa’s Management Committee approved the Relevant Information Disclosure Policy in order to regulate the basic principles guiding the operation of the processes to be followed when publishing information relevant to Pampa in accordance with the regulatory requirements imposed by the securities markets where Pampa’s securities are traded or those in which Pampa is a registered issuer.

Pampa Energía ● 2017 Annual Report ● 18

Policy on Preliminary Approval for External Auditors’ Services

In the year 2009, Pampa’s Management Committee passed the Policy on Preliminary Approval for External Auditors’ Services, which standardizes an internal process for the Audit Committee to comply with its obligation to grant its prior approval to the hiring of External Auditors for the provision of any kind of authorized service to Pampa or any of its subsidiaries.

Fraudulent Practices Prevention Program

In the year 2010, in accordance with the provisions of the U.S. Foreign Corrupt Act and in addition to the Code of Business Conduct, Pampa adopted the Fraudulent Practices Prevention Program, which sets out the responsibilities, duties and methodology necessary to prevent and detect any misconduct and/or fraudulent behavior within Pampa and/or any Pampa Group company.

Prevention Regarding QSELH

On April 26, 2017 Pampa’s Board of Directors approved the QSELH Policy to continue meeting the standards for operating the E&P, power generation, electricity distribution, R&D and petrochemical segments with the highest safety possible within the ordinary course of each activity.

Pampa Energía ● 2017 Annual Report ● 19

3.        Our Shareholders / Stock Performance

As of December 31, 2017, Pampa held 1,836,494,690 outstanding common shares with a par value of AR$1 each. The following table shows information on Pampa’s common shareholdings as of the issuance of this Annual Report:

Name	Number of Shares	Share Percentage of Capital
Management	328,637,351	17.9%
Other shareholders	1,507,857,339	82.1%
Total	1,836,494,690	100.0%

On February 16, 2017, Pampa’s Extraordinary General Meeting of Shareholders resolved to approve the merger of the Company —as acquiring company— with Petrobras Argentina, PEISA and Albares —as acquired companies—. Upon the completion of the merger, which is subject to approval by the CNV, Pampa will issue 101,873,741 common shares2.

Furthermore, on December 21, 2017, the corresponding boards of directors approved the merger through absorption between Pampa, as absorbing company, and Petrolera Pampa, CTG, CTLL, Eg3, Bodega Loma la Lata S.A., Inversora Diamante S.A., Inversora Nihuiles S.A., Inversora Piedra Buena S.A. and Pampa Participaciones II S.A., as absorbed companies, effective as from October 1, 2017, subject to the corresponding corporate and regulatory approvals. Upon the completion of the merger, Pampa will issue 144,322,081 common shares.

Consequently, once the corporate reorganization is completed, Pampa’s capital stock will amount to 2,082,690,512 common shares3.

Pampa is listed on the ByMA and is one of the Argentine companies with a greater weight on the Merval index (8.4667% as from January 1, 2018). Besides, Pampa is one of the Argentine companies with a greater weight on the MSCI Frontier Markets Index denominated in US$ (2.99% as of January 31, 2018).

Pampa has a Level II ADS program listed in the NYSE, and each ADS represents 25 common shares.

2 For further information, see section 7.8 of this Annual Report.

3 For further information, see section 7.8 of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 20

The following chart shows the price evolution per share and Pampa’s traded volume on the ByMA from January 2006 to December 31, 2017:

* Priced adjusted according to preemptive subscription rights and issuances. Source: ByMA/Bloomberg.

The following chart shows the price evolution per ADS and Pampa’s traded volume on the NYSE from October 9, 2009 to December 31, 2017:

* Price adjusted as per issuances. Source: The Bank of New York Mellon/Bloomberg.

Pampa Energía ● 2017 Annual Report ● 21

4.    The Macroeconomic Context

4.1      Economic Activity

As of the third quarter of 2017, the economic activity experienced a 2.5% increase compared to levels during the same quarter of the previous year. Private and public consumption, and investment grew by 3.1%, 2.2% and 8.1%, respectively, whereas exports net of imports suffered a 46.4% decrease. The expansion reached 13 out of the 15 sectors of the economy, the most dynamic sectors being fishing (+18.8%), construction (+8.2%) and financial intermediation (+4.5%). The only contracting sectors were mining and quarrying (-5.2%), and electricity, water and gas (-1.0%).

4.2      Price Trends

In 2017 the Cost of Living Index published by the INDEC showed a 24.8% variation. The most important variations were recorded in the following areas: housing, water and electricity, with a 55.7% year-over-year variation, communications with a 34.2% variation, and education, with a 31.5% variation. The areas experiencing the smallest variations were household equipment (17.5%) and transportation (20.8%). Furthermore, salaries, as measured by the registry of the Stable Workers’ Average Taxable Remuneration (RIPTE), experienced a 27.1% increase between December 2017 and the same month of the previous year.

4.3      Fiscal Situation

In 2017, non-financial public sector fiscal accounts accumulated a 3.9% and 6.1% primary and total fiscal deficit, respectively. The annual variation of the aggregated tax revenues, measured in pesos based on figures published by the Federal Administration of Public Revenue (AFIP), ended with a 31.2% increase compared to 2016. If collections from penalties resulting from the Tax Transparency program in the amount of AR$42.4 billion had been excluded, the annual net increase would have been 29.2%. Besides, in 2017 primary expenditures by the National Treasury showed a 21.8% year-on year variation.

4.4      Financial System

BCRA’s US$ currency wholesale exchange rate (Res. A3500) was AR$18.77/US$ as of December 31, 2017, showing a cumulative 18.4% increase compared to the end of 2016 and a 12.1% average year-on-year variation. BCRA’s international reserves stock amounted to US$55.1 billion at closing, which represents a US$15.7 billion increase compared to the previous year. Moreover, the monetary base reached AR$1,001 billion, showing a 21.8% increase compared to the closing of 2016. Furthermore, BCRA’s debt stock in issued bonds amounted to US$61.8 billion as of the closing of the year 2017, which represents a 40% year-on-year increase.

4.5 Trade Balance

According to the INDEC, as of the third quarter of 2017, the current account deficit amounted to US$22.5 billion (which represents 3.1% of the Gross Domestic Product.) In these first three quarters, Free on Board value exports for 2017 reached US$44.0 billion and Cost, Insurance and Freight value imports amounted to US$49.2 billion. Primary exports decreased by 7.9% in 2017, whereas agricultural manufactures exports decreased by 1.3% and industrial manufactures exports experienced a 10.8% increase. In the case of imports, all areas showed growth compared to 2016 values, with the automotive sector (43.1%), capital expenditures (26.0%), consumables (18.3%), intermediate goods (11.7%) and accessories (11.7%) leading the list.

Pampa Energía ● 2017 Annual Report ● 22

5.    The Argentine Electricity Market

5.1    Generation

Evolution of Demand

During 2017, the demand for electricity suffered a slight decrease, experiencing a -0.5% variation compared to 2016, with a total electricity demand volume of 132,426 GWh and 133,111 GWh for 2017 and 2016, respectively.

The following chart shows the breakdown of electricity demand in 2017 by type of customer:

Electricity Demand by Type of Customer

Source: ADEERA

Peak Power Capacity Records

	2010	2011	2012	2013	2014	2015	2016	2017
Capacity (MW)	20,843	21,564	21,949	23,794	24,034	23,949	25,380	25,628
Date	08-Mar	01-Aug	16-Feb	23-Dec	20-Jan	27-Jan	12-Feb	24-Feb
Temperature (ºC)	1.6	3.5	34.2	35.4	29.6	35.6	35.1	27.7
Hora	19:45	20:18	15:10	14:20	15:05	14:13	14:35	14:25

Source: CAMMESA.

On February 8, 2018, at 15:35, there was a record-breaking demand for electricity, which reached 26,320 MW.

Pampa Energía ● 2017 Annual Report ● 23

Evolution of Electricity Supply and Fuel Consumption

To a lesser extent than for the demand for electricity, during 2017 there was a 0.1% decrease in power generation, with very similar volumes, 136,035 GWh and 136,135 GWh, for the years 2017 and 2016, respectively.

Thermal power generation remained as the main resource to meet the electricity demand, supplying an electricity volume of 88,462 GWh (65%), followed by hydroelectric power generation, which contributed 39,183 GWh net of pumping (29%), nuclear power generation, with 5,716 GWh (4%), and renewable power generation, with 2,674 GWh (2%). Additionally, there were imports for 734 GWh (50% lower than in 2016), exports for 69 GWh (lower than the 327 GWh recorded in 2016), and losses for 4,274 GWh (2.6% higher than in 2016).

Hydroelectric power generation was 10% higher than that recorded in 2016. Thermal power generation remained as the main source for electricity supply, both with natural gas and liquid fuels (GO and FO) and mineral coal. Nuclear generation recorded a 26% year-on-year decrease.

The following chart shows the evolution of power generation by source (thermal, hydroelectric, nuclear, and renewable):

Generation by Type of Power Plant

In %, 2010 – 2017

Source: CAMMESA. Note: Including WEM and WEMSP. Hydroelectric power generation net of pumping.

During 2017, power generation facilities have recorded an increase in their installed capacity compared to the previous year, totaling 36,505 MW (+2.604 MW compared to 2016). The main commercial commissioning were for units under SEE Res. SEE No. 21/16.

Pampa Energía ● 2017 Annual Report ● 24

The following table describes the addition of new power units in 2017:

Region	Technology	Capacity (MW)
Center	Biogas	3.5	163.5
	GT	160.0
Center west - Comahue	Hydraulic Renewable	7.2	324.2
	GT	317.0
Cuyo	Diesel	40.0	40.0
Buenos Aires Outskirts - Northwest Litoral - Buenos Aires	Diesel	395.7	1,376.7
	GT	981.0
Northwest	CC	226.7	373.3
	Wind	8.0
	Diesel	89.0
	GT	49.6
South - Patagonia	Wind	25.1	177.1
	GT	152.0
Mobile Units	Diesel	199.5	199.5
Total			2,654.3
Renewable			2%
Thermal			98%

Source: CAMMESA and Pampa Energía own surveys.

Additionally, hydroelectric power units’ power capacities were adjusted based on their reservoirs for a total 420 MW, renewable for 7 MW and thermal for 81 MW. Furthermore, agreements for 558 MW corresponding to mobile generation were terminated. The following chart shows the composition of Argentine installed power capacity as of December 31, 2017:

Pampa Energía ● 2017 Annual Report ● 25

Argentine Installed Power Capacity

100% = 36,5 GW

Source: CAMMESA.

Regarding fuel supply for electric power generation, supply remained centralized in CAMMESA (with the exception of the fuel supply for generators covered by the Energía Plus Service) provided for by SE Res. No. 95/13, as amended. Likewise, the country continued purchasing LNG and its re-gasification, as well as natural gas from the Republic of Bolivia. However, the natural gas supply remained insufficient to meet the power generation needs, and therefore authorities have continued to rely on the consumption of liquid fuels (FO and GO) for power generation to meet the demand.

Natural gas consumption for electric power generation recorded a 9.8% increase in 2017 compared to the previous year (17.1 million dam3). FO consumption was 51.5% lower than in 2016, totaling 1.3 million tons. GO consumption decreased by 41.4% compared to 2016. Finally, the consumption of mineral coal has experienced a 10.2% year-on-year decrease.

Price of Electricity

The energy authority has continued with the policy started in the year 2003, whereby the WEM spot price is determined according to the available power generating units’ variable cost of production with natural gas, even if these units are not generating electricity with such fuel (SE Res. No. 240/03). The additional cost for consumption of liquid fuels is recognized outside the specified market price as a temporary dispatch surcharge.

As regards the generation capacity remuneration, the remuneration scheme approved by SE Res. No. 19/17 in February 2017 —which abrogated the remuneration scheme established by SE Res. No. 95/13, as amended by SE Res. No. 22/164, as from the economic transactions for the month of February 2017— remains unchanged5.

Evolution of WEM Prices

During 2017, the approved average monthly spot price for energy was AR$240/MWh, which is the maximum stipulated price pursuant to SEE Res. No. 20/17.

4 For further information, see section 5.1: ‘SE Resolutions No. 95/13, 529/14, 482/15 and 22/16’ of this Annual Report.

5 For further information, see section 5.1: ‘SEE Res. No. 19/17: Current Remuneration Scheme for Legacy Capacity’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 26

On the other hand, the following chart shows the average monthly price that all electricity system users should pay so that the power grid would not run into a deficit. Such cost includes not only the energy price, but also the power capacity fee, the cost of generation with liquid fuels, such as FO or GO, and other minor items.

Average Monthly Monomic Price

In AR$ / MWh

Source: CAMMESA.

SE Res. No. 95/13, 529/14, 482/15 and 22/16

SE Res. No. 95/13, published in the BO on March 26, 2013, provided for a new general-scope system replacing the remuneration scheme applicable to the whole power generation sector, with the exception of bi-national CHs, CNs and/or energy traded under contracts regulated by the SE having a differential remuneration (the ‘Covered Generators’).

The remuneration scheme applied to economic transactions from February 2013 up to and including January 2017. However, its effective application to each specific generating agent required each generator to waive all administrative and/or judicial claims it may have brought against the National Government, the SE and/or CAMMESA. Covered Generators not meeting this waiver requirement would not be eligible for the new scheme, and would remain under the preexisting system. Within this framework, the Group’s generation companies have waived certain administrative and/or judicial claims and, therefore, the remuneration scheme set forth by Res. No. 95/13 applied to CTLL, CTG, CPB, CTGEBA in its CC and HPPL as from February 2013, and to HIDISA and HINISA as from November 2013.

Fixed Costs Remuneration Scheme

Until February 2017, generators received a fixed costs remuneration based on their technology and production scale, and a variable remuneration based on the recorded availability, the technology’s target availability, the historical availability, and the time of the year. Furthermore, SEE Res. No. 22/16 incorporated a 1.20 increase factor for hydroelectric power plants operating and maintaining control structures on river courses.

Pampa Energía ● 2017 Annual Report ● 27

Technology and Scale	AR$ / MW-Hrp
GT Units with Capacity < 50 MW	152.30
GT Units with Capacity > 50 MW	108.80
ST Units with Capacity < 100 MW and Internal Combustion Engines	180.90
ST Units with Capacity > 100 MW	129.20
CC Units with Capacity < 150 MW	101.20
CC Units with Capacity > 150 MW	84.30
HI Units with Capacity = 50 MW (Renewable)	299.20
HI Units with Capacity between 50 and 120 MW (Small scale)	227.50
HI Units with Capacity between 120 MW and 300 MW (Medium scale)	107.80
HI Units with Capacity > 300 MW (Large scale)	59.80
Wind Farm, Photovoltaic Solar, Biomass/Biogas Plants and Solid Urban Waste	-

Variable Costs Remuneration

Until February 2017, this remuneration was based on the total generated energy.

Units	Operating with (AR$ / MWh):
	Natural Gas	Liquid Fuels	Mineral Coal	Biofuel
GT/ST/CC Units	46.30	81.10	139.00	154.30
Internal Combustion Engines	74.10	111.20		148.30
HI Units	36.70
Wind Farm Plant	112.00
Photovoltaic Solar Plant	126.00
Biomass/Biogas Plant, Solid Urban Waste	Idem thermal based on technology and scale for natural gas

Additional Remuneration

One portion was paid directly to the generator, whereas another was allocated to ‘new infrastructure projects within the electric sector’ as defined by the SE.

Pampa Energía ● 2017 Annual Report ● 28

Classification	Destined to (AR$ / MWh):
	Power Generator	Trust
GT Units with Capacity < 50 MW, ST with Capacity < 100 MW and CC with Capacity < 150 MW	13.70	5.90
GT Units with Capacity > 50 MW, ST with Capacity > 100 MW and CC Units with Capacity > 150 MW	11.70	7.80
HI Units with Capacity between 50 and 120 MW	84.20	14.90
HI Units with Capacity between 120 MW y 300 MW	59.40	39.60
HI Units with Capacity > 300 MW	54.00	36.00
Internal Combustion Engines	13.70	5.90
Wind Farm, Photovoltaic Solar, Biomass/Biogas Plants and Solid Urban Waste	-

Remuneration for Non-Recurring Maintenance Works

This remuneration, which was based on the generated electricity, was implemented through LVFVDs and was destined exclusively to the financing of overhauls, subject to the SE’s approval.

Technology and Scale	AR$ / MWh
GT and ST Units, Internal Combustion Engines	45.10
CC Units	39.50
HI Units (Renewable, Small and Medium scale)	16.00
HI Units (Large scale)	10.00
Wind Farm, Photovoltaic Solar, Biomass/Biogas Plants and Solid Urban Waste	-

Incentives to ‘Production’ and ‘Operating Efficiency’

The ‘Production’ incentive consisted of a 10-15% increase in the remuneration of variable costs of thermal units operating with GO, FO or coal, respectively, provided their production during the calendar year exceeded by 25%-50% their production capacity with the applicable fuel. The ‘Efficiency’ incentive consisted of the acknowledgment of an additional remuneration equivalent to the variable cost remuneration for the percentage difference between the actual consumption and the reference consumption determined for each unit and fuel type. In the case of higher consumptions, the base remuneration is not affected by variable costs. This incentive remains effective under SEE Res. No. 19/17.

Pampa Energía ● 2017 Annual Report ● 29

Power Unit	Fuel (kCal / kWh):
	Natural Gas	Alternatives (FO / GO / Mineral Coal)
GT Units	2,400	2,600
ST Units	2,600	2,600
Internal Combustion Engines	2,150	2,300
Large CC (GT > 180 MW)	1,680	1,820
Remaining CC	1,880	2,000

Resources for 2015-2018 FONINVEMEM Investments

This item consisted of a specific contribution allocated to the execution of projects approved or to be approved by the SE under such regime. Specific contributions did not create acquired rights for the generator and, in case of breach of the construction and/or supply agreements, they could be reassigned by the SE.

Technology and Scale	AR$ / MWh
GT / ST / CC Units, Internal Combustion Engines	15.80
HI Units	6.30
Wind Farm, Photovoltaic Solar, Biomass/Biogas Plants and Solid Urban Waste	-

2015-2018 FONINVEMEM Direct Remuneration

This item consisted of the recognition of an additional remuneration to units installed under the 2015-2018 FONINVEMEM scheme which was equivalent to 50% of the additional remuneration. The term for the recognition of such remuneration would begin with the unit’s commercial commissioning and extend for a term not exceeding 10 years.

Payment Priority

SE Res. No. 95/13 provided for different payment priorities: (1) payment of the Fixed Costs Remuneration, the recognition of fuel costs and the Variable Costs Remuneration; (2) payment of the remuneration of frequency and regulation, and short-term reserve services; and (3) payment of the Additional Remuneration.

Fuel Supply

With the purpose of optimizing and minimizing fuel supply costs to WEM plants, SE Res. No. 95/13 provided that generating agents may not renew or extend their fuel supply agreements with their suppliers upon termination, and that fuel supply would be centralized in CAMMESA. This provision remains effective under SEE Res. No. 19/17.

Pampa Energía ● 2017 Annual Report ● 30

Suspension of MAT Contracts

SE Res. No. 95/13 suspended the inclusion of contracts into the MAT (excluding those derived from a differential remuneration scheme), as well as their extension or renewal. Contracts in force under SE Res. No. 95/13 will continue being managed by CAMMESA until their termination, after which GU will have to acquire their supplies directly from CAMMESA pursuant to the conditions established by the SE to such effect. This provision is still effective under SEE Res. No. 19/17.

Implementation Criteria for SE Res. No. 95/13

CAMMESA classifications for our units are detailed below:

Power Plant	Unit	Technology	Capacity
CTG	GUEMTV11	ST	<100 MW
	GUEMTV12	ST	<100 MW
	GUEMTV13	ST	>100 MW
	GUEMTG01	GT	>50 MW
CPB	BBLATV29	ST	>100 MW
	BBLATV30	ST	>100 MW
CTLL	LDLATG01	GT	>100 MW
	LDLATG02	GT	>100 MW
	LDLATG03	GT	>100 MW
HIDISA	ADTOHI	HI	between 120 MW and 300 MW
	LREYHB	HI	between 120 MW and 300 MW
	ETIGHI	HI	< 120 MW
HINISA	NIH1HI	HI	between 120 MW and 300 MW
	NIH2HI	HI	between 120 MW and 300 MW
	NIH3HI	HI	between 120 MW and 300 MW
CTGEBA	GEBATV10	CC / ST	>150MW
	GEBATG11	CC / GT	>150MW
	GEBATG12	CC / GT	>150MW
HPPL	PPL1HI	HI	between 120 MW and 300 MW
	PPL2HI	HI	between 120 MW and 300 MW
	PPL3HI	HI	between 120 MW and 300 MW

In the case of CTG, pursuant to Section 6 of SE Res. No. 482/15 and with the agreement of ‘Energía Plus’ generators, both the energy delivered to the spot market and the available power capacity not committed under the Energía Plus agreements in force during each period were remunerated based on the items set out by such Res., the cost of the fuel provided by CAMMESA not being a part of the transaction.

Pampa Energía ● 2017 Annual Report ● 31

SEE Res. No. 19/17: Current Remuneration Scheme for Legacy Capacity

On February 2, 2017, the SEE issued Res. No. 19/17, which supersedes the remuneration scheme set forth by SE Res. No. 22/16 and establishes guidelines for the remuneration to power generation plants as from February 1, 2017.

Res. No. 19/17 provides for remunerative items based on technology and scale, establishing US$-denominated prices payable in AR$ by applying BCRA’s exchange rate effective on the last business day of the month of the applicable economic transaction; furthermore, the transaction's maturity will be that provided for in CAMMESA's Procedures.

Remuneration for Available Power Capacity

Thermal Power Generators

Res. No. 19/17 defines a minimum remuneration for power capacity based on technology and scale, and allows generating, co-generating and self-generating agents owning conventional thermal power plants to offer Guaranteed Availability Commitments for the energy and power capacity generated by their units and not committed under Energía Plus or under the WEM Supply Agreement pursuant to SE Res. No. 220/07.

Availability Commitments for each unit should be declared for a term of three years, together with information for the Summer Seasonal Programming (except for 2017, when it was submitted for the winter seasonal period), with the possibility to offer different availability values for the summer and winter six-month periods.

Finally, generators will enter into a Guaranteed Availability Commitment Agreement with CAMMESA, which may assign it to the demand as defined by the SE. The thermal generators’ remuneration for committed power capacity will be proportional to their compliance.

Minimum Remuneration

It applies to generators with no Availability Commitments:

Technology / Scale	Minimum Price (US$ / MW-month)
Large CC Capacity > 150 MW	3,050
Large ST Capacity > 100 MW	4,350
Small ST Capacity ≤ 100 MW, Internal Combustion Engines	5,700
Large GT Capacity > 50 MW	3,550

Pampa Energía ● 2017 Annual Report ● 32

Base Remuneration

It applies to generators with Availability Commitments:

Period	Base Price (US$ / MW-month)
May 2017 – October 2017	6,000
November 2017 onwards	7,000

Additional Remuneration

This remuneration for the additional available power capacity aims to encourage Availability Commitments for the periods with a higher demand of the system. Bimonthly, CAMMESA will define a Monthly Thermal Generation Goal for the set of qualified generators, and will call for additional power capacity availability offers with prices not exceeding the additional price.

Period	Additional Price (US$ / MW-month)
May 2017 – October 2017	1,000
November 2017 onwards	2,000

Hydroelectric Generators

In the case of hydroelectric power plants, a base remuneration and an additional remuneration for power capacity were established. Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the following is considered to calculate availability: i) the operation as turbine at all hours within the period, and ii) the availability as pump at off-peak hours every day and on non-business days.

Base Remuneration

It is determined by the actual power capacity plus that under programmed and/or agreed maintenance:

Classification	Base Price (US$ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	3,000
Small HI Capacity > 50 ≤ 120 MW	4,500
Large Pumped HI Capacity > 120 ≤ 300 MW	2,000

As provided by SE Res. No. 22/16, in the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

Pampa Energía ● 2017 Annual Report ● 33

Additional Remuneration

It applies to power plants of any scale for their actual availability and based on the applicable period:

Type of Power Plant	Period	Additional Price (US$ / MW-month)
Conventional	May 2017 – October 2017	500
	November 2017 onwards	1,000
Pumped	May 2017 – October 2017	0
	November 2017 onwards	500

As from November 2017, the allocation and collection of 50% of the additional remuneration will be conditional upon the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment, and the progressive updating of the plant's control systems pursuant to an investment plan to be submitted based on criteria to be defined by the SE.

Other Technologies: Wind Power

The remuneration is made up of a base price of US$7.5/MWh and an additional price of US$17.5/MWh, which are associated with the availability of the installed equipment with an operating permanence longer than 12 months as from the beginning of the Summer Seasonal Programming.

Remuneration for Generated and Operated Energy

The remuneration for Generated Energy is valued at variable prices according to the type of fuel:

Technology / Scale	In US$ / MWh
	Natural Gas	Hydrocarbons
Large CC Capacity > 150 MW	5.0	8.0
Large ST Capacity > 100 MW	5.0	8.0
Small ST Capacity ≤ 100 MW	5.0	8.0
Large GT Capacity > 50 MW	5.0	8.0
Internal Combustion Engines	7.0	10.0

The remuneration for Operated Energy applies to the integration of hourly power capacities for the period (over rotating units), and is valued at US$2.0/MWh for any type of fuel.

Pampa Energía ● 2017 Annual Report ● 34

In the case of hydroelectric plants, prices for Generated and Operated Energy are as follows:

Technology / Scale	In US$ / MWh
	Generated Energy	Operated Energy
Medium HI Capacity > 120 ≤ 300 MW	3.5	1.4
Small HI Capacity > 50 ≤ 120 MW	3.5	1.4
Large Pumped HI Capacity > 120 ≤ 300 MW	3.5	1.4

Additional Remuneration for Low-Use Thermal Generators

Res. No. 19/17 provides for an additional remuneration for low-use thermal generators having frequent startups based on the monthly generated energy for a price of US$2.6/MWh multiplied by the usage/startup factor.

The usage factor is based on the Rated Power Usage Factor recorded during the last rolling year, which will have a 0.5 value for thermal units with a usage factor lower than 30% and a 1.0 value for units with a usage factor lower than 15%. In all other cases, the factor will equal 0.0.

Additional Remuneration for Thermal Generators having Frequent Startups

The startup factor is established based on startups recorded during the last rolling year for issues associated with the economic dispatch made by CAMMESA. It will have a 0.0 value for units with up to 74 startups, a 0.1 value for units recording between 75 and 149 startups, and a 0.2 value for units recording more than 150 startups. In all other cases, the factor will equal 0.

Repayment of Ovehauls Financing

Res. No. 19/17 abrogates the Maintenance Remuneration and provides that, as regards the repayment of outstanding loans applicable to CTs and CHs, credits already accrued and/or committed to the cancellation of such maintenance works will be applied first. The balance will be repaid by discounting US$1/MWh for the energy generated until the total cancellation of the financing.

Recategorization of HINISA’s CHs

For the purposes of applying the effective remuneration scheme, on April 10, 2017, the SEE provided for the recategorization of the Nihuil I, Nihuil II and Nihuil III plants as small-scale plants, thus sustaining the claims repeatedly lodged by the Company since 2013.

Pursuant to the terms of SEE’s instruction to CAMMESA, the recategorization is effective as from April 2017. The impact of this recategorization represented, among others, a 50% increase in the base remuneration for power capacity, which thus rose from US$3,000 MW/month to US$4,500 MW/month.

Pampa Energía ● 2017 Annual Report ● 35

Energía Plus

The SE approved Res. No. 1281/06, which establishes certain restrictions on the sale of electricity and implements the Energía Plus service, which consists of the offering of additional generation availability by generating agents. These measures imply that:

•           CHs and CTs without fuel contracts in place are not allowed to execute any new contract;

•           LU300 will only be allowed to contract their energy demand within the MAT for the electrical consumption corresponding to 2005 (‘Base Demand’) with the thermoelectric plants existing in the WEM;

•           The new energy used by LU300 in excess of the Base Demand should be purchased with Energía Plus generation at a price to be freely negotiated between the parties;

•           New agents joining the system should purchase their whole demand under the Energía Plus service; and

•           New generation plants to be included in the Energía Plus service should have fuel supply and transportation contracts in place.

Within this framework, CTG, EcoEnergía and CTGEBA provide the Energía Plus service to different WEM clients, which represents a 283 MW power capacity.

If a generator cannot meet the power demand by an Energía Plus client, it should purchase that power in the market at the operated marginal cost. Furthermore, pursuant to Note No. 567/07, as amended, the SE has implemented the Surplus Demand Incremental Average Charge as the maximum price payable by LU300 for their Surplus Demand in case they do not have an effective Energía Plus service agreement. Currently these values amount to AR$650/MWh for GUMA and GUME and AR$0/MWh for GUDI.

Energía Plus contract values are denominated in US$; therefore, they are exposed to the nominal exchange rate and are based on the behavior of other WEM costs (mainly the WEM Agreements’ Surcharges), which represent the opportunity cost of the purchase of energy by GU. Since the addition of all these prices amounts to values equivalent to the generation cost, a number of customers choose not to enter into Energía Plus contracts. Consequently, generators have to sell their energy at the spot market, thus reducing their profitability margins.

WEM Supply Agreements – SE Res. No. 220/07

Aiming to modify the market conditions to encourage new investments and increase the generation offer, the SE passed Res. No. 220/07, which empowers CAMMESA to enter into ‘WEM Supply Commitment Agreements’ with WEM Generating Agents for the energy produced with new generation equipment. These will be long-term agreements denominated in US$, and the price payable by CAMMESA should compensate the investment made by the agent at a rate of return to be accepted by the SE.

CTLL and CTP have entered into agreements with CAMMESA under this resolution, which account for a hired power capacity of 2746 MW.

6 It includes CTLL’s TG04 power capacity, which is partially committed under this contract.

Pampa Energía ● 2017 Annual Report ● 36

Agreement to Increase Thermal Generation Availability

In 2014, the National Government submitted a proposal to generators for the execution of a new thermal generation availability increase agreement through the application of LVFVDs and the generators’ own resources. CTLL, CTG, CPB, HINISA and HIDISA entered into this agreement, which sets out the conditions for the incorporation of new generation capacity in CTLL through the installation of a high-efficiency GT (105 MW), which was commissioned for service in July 2016, and two engines (15 MW), which are scheduled for commissioning during the second quarter of 2018.

In 2015, the National Government submitted a proposal to generators for the execution of a new agreement. CTLL, CTG, CPB, HINISA and HIDISA entered into this agreement, whereby CTLL would incorporate a new high-efficiency GT (105 MW), as well as investments in renewable energies. However, this Agreement was canceled with the implementation of SEE Res. No. 19/17.

SEE Resolution No. 21/16: New Thermal Generation Capacity7

As a result of the state of emergency in the national electricity sector, on March 22, 2016 the SEE issued Res. No. 21/16 launching a call for tenders for new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer, 2017 winter, and 2017/2018 summer periods. Successful bidders entered into a PPA for a Fixed Price (US$/MW-month) and a Variable Price (US$/MWh, excluding fuels) with CAMMESA, which acted on behalf of WEM’s GU and distribution companies.

Pampa’s generation subsidiaries submitted four offers, and the following ones were awarded: CTLL’s 105 MW expansion, and the construction of CTIW for a 100 MW capacity, which were commissioned for service in August and December 2017, respectively. Furthermore, Pampa acquired and developed the CTPP project for a 100 MW capacity, which was commissioned for service in August 2017.

SEE Res. 287/17: Co-generation and Closing to Combined Cycles

In line with the measures seeking to increase the electric power generation offer, on May 10, 2017 the SEE issued Res. No. 287/17 launching a call for tenders for co-generation projects and the closing to CC over existing equipment. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels), and the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary extensions will be borne by the bidder.

Awarded projects will be remunerated under a PPA which will be effective for a term of 15 years. The remuneration would be made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Power capacity surpluses would be remunerated pursuant to SEE Res. No. 19/17.

Within this framework, 19 projects for the closing to CC for a total capacity of 1,884 MW, and 21 co-generation projects for a total capacity of 2,713 MW were filed. Furthermore, Pampa submitted offers for the execution of three projects: i) a co-generation project at its PGSM petrochemical plant; ii) CTLL’s closing to CC; and iii) Genelba Plus’ closing to CC.

Pursuant to Res. No. 820-E/17 issued on September 25, 2017, the SEE awarded only three co-generation projects (not including the one filed by the Company) for a power capacity of 506 MW, and called the remaining qualified bidder to improve their offers.

On October 18, 2017, SEE Res. No. 926-E/17 awarded projects for a total power capacity of 1,304 MW.

Genelba Plus’ closing to CC, which will add an incremental capacity of 383 MW to CTGEBA’s current facilities8, which commissioning at open cycle is expected for the second quarter of 2019 and at closed cycle for the second quarter of 2020, is among the nine selected projects.

7 For further information, see section 7.1 of this Annual Report.

8 For further information, see section 7.1: ‘Call for Tenders for New Energy Efficiency Projects and Award of the Closing to CC Project in CTGEBA’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 37

Measures for the Promotion of Renewable Energy Projects

In October 2015, Law No. 27,191 (regulated by Executive Order No. 531/16) was passed, which amends Law No. 26,190 on the promotion of renewable sources of energy. Among other measures, it provided that by December 31, 2025, 20% of the total demand for energy in Argentina should be covered with renewable sources of energy. To meet such objective, WEM's GU and CAMMESA should cover 8% of their demand with such sources by December 31, 2017, the percentage rising every two years until the objective is met. The agreements entered into with GU and GUDI may not have an average price exceeding US$113/MWh.

Additionally, the Law provides for several incentives to encourage the construction of renewable energy projects, including tax benefits (advance VAT return, accelerated depreciation on the income tax return, import duty exemptions, etc.) and the creation of the FODER, which is destined, among other objectives, to the granting of loans, capital contributions, etc. for the financing of these projects.

RenovAr Program

MEyM Res. No. 71/16, issued on May 17, 2016, launched the ‘RenovAr 1’ open call for tenders. Pampa submitted four projects, three of which were wind farms in the Province of Buenos Aires for a total capacity of 200 MW, whereas the fourth project was a photovoltaic solar farm with a 100 MW power capacity to be installed in the Province of Catamarca. On October 7, MEyM Res. No. 213/16 announced the successful bidders. The proposal for the 100 MW capacity Corti WFP in the Province of Buenos Aires was one of the awarded projects, the commercial commissioning of which is expected for the second quarter of 2018.

On August 17, 2017, the MEyM issued Res. No. 275-E/17 launching the RenovAr Program - Round 2 National and International Open Call for Tenders. The call’s purpose was to install up to 1.2 GW power capacity, taking into consideration the source of energy, power capacity, technology and region, with a maximum price for each specific technology. On October 19, 2017, technical proposals were opened, with 228 projects submitted for a total offered power of 9.4 GW, including, among other technologies, 58 wind farm projects for a total capacity of 3.8 GW and 99 solar farm projects for a total capacity of 5.3 GW. Furthermore, MEyM Res. No. 473-E/17 and 488-E/17 awarded a total 2 GW capacity including, among other technologies, 12 wind farm projects for a 1 GW capacity and 17 solar farm projects for a total 0.8 GW capacity.

Under such call, Pampa submitted the De la Bahía WFP for a total offered capacity of 49 MW, and the Las Armas WFP for a total offered capacity of 32 MW. Neither of the submitted projects was awarded.

MAT ER

MEyM Res. No. 281-E/2017 issued on August 18, 2017 regulated the MAT ER regime, which aims to set the conditions for GU within the WEM and WEM GUDI to meet their demand supply obligation from renewable sources through the individual purchase within the MAT ER or through self-generation from renewable sources. Furthermore, it regulates the conditions applicable to renewable power generation projects. Specifically, it created the RENPER, where such projects will be registered.

Projects destined to supply the MAT ER may not be committed under other remuneration mechanisms (e.g., the Renovar program). However, projects covered under the Renovar Program may sell to CAMMESA up to 10% of the surplus energy exceeding commitments with CAMMESA under PPAs. Surplus energy exceeding that sold under the MAT ER and PPAs executed with CAMMESA will be sold in the Spot Market and remunerated pursuant to SEE Res. No. 19/17.

Pampa Energía ● 2017 Annual Report ● 38

Furthermore, agreements executed under the MAT ER regime will be administered and managed in accordance with the WEM Procedures. The contractual terms, life, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Law No. 27,191, may be freely agreed between the parties, although the committed electricity volumes will be limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

Pampa registered the Las Armas WFP, De La Bahía WFP, and an extension of the Corti WFP (Pampa Energía WFP) with the RENPER. It also requested the corresponding dispatch priority under MEyM Res. No. 281/17, which was granted for the De La Bahía WFP and the Pampa Energía WFP9.

Renewable Energy Distributed Generation

On December 27, 2017, Law No. 27,424 was published, which declares it of national interest the distributed generation of electric power from renewable sources destined to self-consumption and the possible injection of surpluses into the distribution network. The Law also establishes the distribution public utility providers’ obligation to facilitate such injection, thus guaranteeing free access to the distribution network, notwithstanding the provinces’ own powers.

Furthermore, all national public building projects should contemplate the use of a distributed generation system from renewable sources based on their leveraged use, and after the conduction of an environmental impact study, if applicable. Besides, the enforcement authority will carry out a study of existing national public buildings and will suggest incorporating power efficiency systems, including renewable distributed generation capacity.

As of the date hereof, this Law’s regulation has not yet been published.

CFE

Executive Order No. 854/17, issued on October 25, 2017, created the CFE under the Federal Energy Agreement entered into by the National Government, CABA and all the provinces of the country with the exception of San Luis, La Pampa, Río Negro, Misiones and Santiago del Estero. In general terms, the Agreement provides for the coordination of jurisdictions among the National Government, the provinces and CABA; the National Executive Branch will be responsible for designing long-term energy policies, which will be articulated, among others, by the CFE. The CFE’s purpose will be to provide for the sector’s middle and long-term planning and development, to recommend modifications to the legislation applicable to the sector, and to act as advisor.

The agreed items include, among others, the commitment to formalize the regulatory entities’ fields of action, including the normalization of regulatory agencies under intervention or having transitional authorities, and to adjust the role of public utility companies to avoid the overlapping of duties with those vested in the authorities. As regards tariffs, the harmonization of policies among the different jurisdictions and the establishment of a simple tariff system, with tariffs and prices compensating economic costs, were agreed. Furthermore, it was agreed that provisions and programs to be passed by the authorities should not create distortions in the application of royalties or other provincial revenues.

Finally, as regards taxation, the parties undertook to define the criteria for the setting of taxes on the sector to foster investments and reach an income share balance among the different jurisdictions.

Restructuring of the National Government’s Interests in the Energy Sector

On November 1, 2017, Executive Order No. 882/17 was published, which provides for the reorganization of the National Government’s interests in several energy sector companies and ventures aiming to limit its participation to those works and services which may not be properly undertaken by the private sector. In this sense, it instructed:

9 For further information, see section 7.1: ‘Development of Two New Pampa Energía Wind Farms’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 39

i.      the merger through absorption of ENARSA with EBISA and the change of its corporate name to IEA. As from the pre-merger agreement, IEA will market the energy corresponding to Argentina in all binational projects where EBISA takes part;

ii.     that IEA will act as principal in the Condor Cliff and Barrancosa CHs (their original names are restored). Furthermore, it will act as the generation concessionaire for the transfer of the concession to the private sector;

iii.    that IEA will act as Principal in the Río Turbio CT; the Regional Centro II gas pipeline; the Sistema Cordillerano/Patagónico gas pipeline; the Cordillerano gas pipeline, and the ‘La Costa’ gas pipeline;

iv.   the necessary measures so that IEA may sell, assign or otherwise transfer the Ensenada de Barragán and Brigadier López CTs (contemplating their closing to CC); assets and interests in the Manuel Belgrano II CT, and ENARSA’s shareholding in CITELEC; and

v.    the sale, assignment or any other type of transfer of the MEyM’s equity interests in: Central Dique S.A., CTG, Central Puerto S.A., Centrales Térmicas Patagónicas S.A., TRANSPA and Dioxitek; as well as the National Government’s interests in TMB, TJSM, the Vuelta de Obligado CT, and the Guillermo Brown CT.

Sales indicated in items (iv) and (v) above should follow public and competitive processes, preserving the rights stipulated in the applicable contracts and corporate documents (i.e., preemptive rights). The applicable public bodies (i.e., the Appraisal Court) will take part in the valuations necessary to execute these processes, although private entities may be hired to such effect. Furthermore, the MEyM and IEA were authorized to receive as payment the LVFVDs issued pursuant to SE Res. No. 406/03 and other provisions passed by the SE for up to the maximum amounts and under the conditions to be established by the MEyM.

The bidding processes for the above-mentioned reorganization processes have not been published as of the date hereof.

5.2    Transmission

Evolution of the High-Voltage Transportation System

The following chart shows the evolution of the cumulative growth of the transformation capacity and of the number of kilometers of high-voltage transmission system lines, compared to the percentage cumulative growth of peak demand since 1992.

Pampa Energía ● 2017 Annual Report ● 40

Evolution of the Transmission System

Cumulative Growth (in %)

Source: Transener and CAMMESA.

As illustrated in the graphic above, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Transmission Federal Plan. The implementation of this Federal Plan has provided the SADI with more stability and better conditions to meet the rising demand.

Transener’s Tariff Situation

The Public Emergency and Exchange Rate Regime Reform Law (Law No. 25,561) imposed the obligation on public utilities, such as Transener and its subsidiary Transba, to renegotiate their agreements in force with the Government while continuing supplying electricity services. This situation has significantly affected Transener and Transba’s economic and financial situation.

In May 2005, Transener and Transba signed with the UNIREN the Memorandums of Understanding stipulating the terms and conditions for updating the Concession Agreements. The Memorandums of Understanding provided for the performance of an RTI before the ENRE and for the determination of a new tariff regime for Transener and Transba, which should have come into force in the months of February 2006 and May 2006, as well as for the recognition of increased operating costs incurred until the RTI-based new tariff regime comes into force.

Since 2006, Transener and Transba have requested the ENRE to comply with the provisions set forth in the Memorandum of Understanding, pointing out ENRE’s failure to fulfill its commitments thereunder and its consequences, as well as their availability to continue with the RTI process inasmuch as the other commitments undertaken by the parties remain in force and until a new RTI-based new tariff regime is decided upon. Furthermore, Transener and Transba filed their respective tariff claims for their consideration, the holding of a public hearing and the definition of the new tariff scheme.

In order to begin rectifying the tariff scenario, in December 2010 Transener and Transba entered into an Instrumental Agreement to the UNIREN’s Memorandum of Understanding with the SE and the ENRE, which mainly provided for the acknowledgment of a credit claim in favor of Transener and Transba for cost fluctuations recorded during the June 2005 – November 2010 period calculated as per the IVC established in the Memorandum of Understanding. These credits were assigned in consideration of disbursements by CAMMESA, which were executed through loan agreements.

Pampa Energía ● 2017 Annual Report ● 41

Having collected these credits and still without the RTI, in May 2013 Transener and Transba, respectively, executed with the SE and the ENRE a Renewal Agreement, effective until December 31, 2015, which, among other provisions, acknowledged a credit claim for cost variations recorded during the December 2010 – December 2012 period. In view of the repeated delays in the implementation of the RTI provided for in the Memorandum of Understanding, the SE and the ENRE successively extended the recognition of higher costs up to and including November 2015. In May 2016, upon the expiration of the Renewal Agreement and without any pending recognized credit claims, Transener and Transba continued collecting the loans granted by CAMMESA, which were disclosed as liabilities. Finally, on December 26, 2016, Transener executed the last agreement with the SE and the ENRE, which recognized credits for cost variations in favor of Transener and Transba for the December 2015 - January 2017 period.

On June 19, 2017, CAMMESA made the last disbursement, thus offsetting all credits for cost variations.

Connection and capacity differential (In AR$ Million)		Transba	Transener	Total
June 2005 – November 2010	Principal	59.6	121.7	181.3
	Interests	52.2	126.9	179.1
	Additional Investments	22.3	41.1	63.4
December 2010 – December 2012	Principal	240.2	592.4	832.6
	Interests	62.4	152.3	214.7
	Additional Investments	22.3	41.1	63.4
January 2013 – May 2014	Principal	210.4	544.9	755.3
	Interests	30.3	77.2	107.5
June 2014 – November 2014	Principal	161.1	502.4	663.5
	Interests	17.1	61.2	78.4
December 2014 - May 2015	Principal	123.8	373.3	497.2
	Interests	13.2	40.6	53.8
	Additional Investments	180.6	95.0	275.6
June 2015 – November 2015	Principal	136.6	413.6	550.2
	Interests	13.8	45.8	59.6
December 2015 – January 2017	Principal	514.7	1,502.9	2,017.5
Recognized Subtotal as of 12/31/2016		1,860.6	4,732.6	6,593.1
Accrued principal and interests		65.2	125.8	191.0
Recognized Total as of 12/31/2016		1,925.8	4,858.4	6,784.1
Accrued principal and interests		66.4	411.8	478.2
Recognized Total as of 12/31/2017		1,992.2	5,270.2	7,262.4

Pursuant to the instruction provided by MEyM Res. No. 196/16, on September 28, 2016 the ENRE passed Res. No. 524/16 approving the program applicable to the Electric Power Transmission RTI. The public hearing for the defense of the proposal was conducted in December 2016.

Pampa Energía ● 2017 Annual Report ● 42

RTI

On September 28, 2016, pursuant to the instruction provided by MEyM Res. No. 196/16, the ENRE passed Res. No. 524/16 approving the program applicable to the RTI for Electric Power Transmission. The public hearing for the defense of the proposal was conducted in December 2016.

On January 31, 2017, the ENRE issued Res. No. 66/17 and No. 73/17 establishing the tariffs applicable for the 2017/2021 five-year period, the recognized capital base being AR$8,343 million and AR$3,397 million, and the granted regulated revenues amounting to AR$3,274 million and AR$1,499 million for Transener and Transba, respectively. Furthermore, the ENRE established the mechanism for adjusting the remuneration, the service quality system and the applicable penalties, the reward system and the investment plan to be executed by both companies during such period.

Based on the discrepancy between Transener and Transba’s proposal and what was granted by the RTI, on April 7 and 21, 2017, Transener and Transba filed a Motion for Reconsideration against ENRE Res. No. 66/17, 84/17 and 139/17, and No. 73/17, 88/17 and 138/17, respectively. In consolidated terms, the Motion for Reconsideration mainly requested an additional 50% increase in the recognized capital base, and a 28% increase in regulatory income.

Consequently, on October 25, 2017, the ENRE issued Res. No. 516/17 and No. 517/17 partially upholding the motions filed by Transener and Transba. As a result of this proceeding, the ENRE established, retroactively as of February 2017, a AR$8,629 million and AR$3,575 million recognized capital base and AR$3,534 million and AR$1,604 million annual regulated income for Transener and Transba, respectively. Notwithstanding the foregoing, claims submitted by Transener and Transba regarding the capital base valuation, on which the profitability fixed by ENRE Res. No. 553/2016 is applied, and other issues that have not been resolved favorably will continue being heard before the SEE under the appeal brought subordinately to the motions for reconsideration.

Furthermore, during fiscal year 2017, Transener and Transba requested the recognition of damages for the May 2013 – January 2017 period on account of breaches by the National Government in the adjustment of the remuneration for the supply of the high-voltage electric power transmission and regional distribution service in the Province of Buenos Aires based on the actual cost variations under the Transition Tariff Regime and the failure to remunerate the capital base and the reasonable profitability resulting from the RTI.

Furthermore, the purpose of the six-monthly adjustment mechanism stipulated in the RTI is to keep real-term values of remunerations collectable by Transener and Transba during the five-year period of the RTI. This mechanism contemplates a trigger clause that weights the PPI and the CPI six-monthly variations published by the INDEC, with a variation equal to or higher than 5% (its maximum value) being assessed, which represents 30% of the inflation projected for 2017 in the National Budget.

For the December 2016 – June 2017 period, the trigger clause amounted to 9.02%, and the six-monthly adjustment for Transener and Transba remuneration was activated, taking into consideration the variations during such semester in the PPI, ‘Manufactured Products’ item, CPI and the Salary Index published by the INDEC, which weightings are defined based on the cost structure and average investments for the 2017-2021 period in the RTI. However, its application was deferred until December 15, 2017, when ENRE issued Res. No. 627/17 and No. 628/17 adjusting Transener and Transba remunerations by 11.35% and 10.96%, respectively, for the December 2016 – June 2017 period, retroactively to August 1, 2017.

Furthermore, on February 19, 2018, the ENRE issued Res. No. 37/18 and No. 38/18 adjusting Transener and Transba remunerations by 24.41% and 23.62%, respectively (both including a 0.2% X Factor10adjustment), for the December 2016 – December 2017 period applicable on the remuneration scheme as of February 2017. Consequently, annual regulatory income in the amount of AR$4,395 million and AR$1,982 million were defined for Transener and Transba, respectively.

10 Factor stimulating efficiency which transfers cost reductions to users.

Pampa Energía ● 2017 Annual Report ● 43

SEE Res. No. 1085/17

SEE Res. No. 1085/17 issued on November 28, 2017 and effective as from December 1, 2017 established the methodology for the distribution of costs associated with the remuneration of transportation companies among the Transportation Systems’ users. These costs are distributed based on the demand and/or contribution of energy by each WEM agent (distribution companies, GU, self-generators and generators), directly and/or indirectly associated with the DisTro, after discounting costs assigned to generating agents as operating and maintenance costs for connection and transformation equipment.

It is worth highlighting that prices payable by distribution companies in consideration of electric power transportation within the WEM are stabilized for their payment by distributors, and are calculated together with each Seasonal Programming or Quarterly Reprogramming. In the case of distributing agents whose demand is connected to different DisTros, the demand percentage to each DisTro will be ascertained, and the price will contemplate the demand and the price on a weighted basis.

Furthermore, prices applicable to GU within the WEM are calculated in the economic transaction on a monthly basis. In the case of WEM GU not directly associated with the high-voltage transportation and/or DisTro, the applicable monthly value will be that corresponding to the connecting agent.

5.3    Distribution

Memorandum of Understanding between Edenor and the Argentine Government

On February 13, 2006, Edenor entered into a Contract Renegotiation Memorandum of Understanding with the UNIREN, which established, effective as from November 1, 2005, a 23% increase in the average distribution margin, which, however, may not result in an increase in the average utility tariff above 15%, as well as a 5% average additional VAD increase to be allocated to certain specific investments in capital goods. Furthermore, it provided for the inclusion of a social tariff and established quality standards for the service to be rendered and a minimum investment plan in the electricity grid to be performed by Edenor, as well as the performance of an RTI.

During the last few years following the execution of the Memorandum of Understanding and on account of the failure to perform the RTI, the SE and the ENRE passed several transitory measures seeking to reduce Edenor’s operating and asset deterioration resulting from the tariff freeze. The background and the current tariff situation are described below.

SE Res. No. 32/15

As a result of the delay in the implementation of the Memorandum of Understanding and in order to fund expenses and investments associated with the ordinary operation of the public utility, on March 11, 2015 the SE passed Res. No. 32/15 granting Edenor a transitory income increase as from February 1, 2015 to be charged against the RTI to be timely performed. This income results from the monthly difference between a theoretical tariff scheme embodied in an annex to said resolution and the schemes then effective for each tariff category. Additionally, pursuant to this provision, the amounts collected under the PUREE program are deemed part of Edenor’s income. It should be pointed out that this resolution did not generate any increases in the tariff scheme applicable to customers, but was borne directly by the National Government. This Res. was rendered ineffective on February 1, 2016 with the issuance of SE Res. No. 6/16 and 7/16.

ENRE Res. No. 347/12

ENRE Res. No. 347/12 applied a differential fixed amount to each of the different tariff categories, with the only exception of customers exempt from paying the tariff scheme provided for in ENRE Resolution No. 628/08. Such amounts —which continued to be deposited in a special account and were used exclusively for the execution of infrastructure and corrective maintenance works in Edenor’s facilities within the concession area— were managed by the FOCEDE.

Pampa Energía ● 2017 Annual Report ● 44

Subsequently, on January 29, 2016, ENRE Res. No. 2/16 was passed declaring the termination of the FOCEDE trust on January 31, 2016 and establishing a new system for the funds collected pursuant to ENRE Res. No. 347/12, which ceased being deposited into such trust and started being managed by Edenor.

Finally, with the implementation of the RTI for Edenor in February 2017, these fixed amounts for works and maintenance stopped being charged as a special item on customer bills.

SE Res. No. 250/13

Since May 2013, the SE has provided for the recognition of costs owed to Edenor resulting from the partial application of the MMC, the result of which was lower than the actual increase stipulated in the 2007 Contractual Renegotiation Agreement, which was not duly transferred to tariffs. This measure was implemented with the passing of SE Res. No. 250/13 and its subsequent extensions, which has allowed for the offsetting of this recognition with debts Edenor has generated under PUREE and with CAMMESA for energy purchases. This Res. was rendered ineffective on February 1, 2016 with the issuance of SE Res. No. 6/16 and 7/16.

Loan Agreements – Extraordinary Investments Plan

Due to the delay in obtaining the RTI, Edenor has secured the granting of loan agreements by the National Government to conduct the investments plan it may deem appropriate.

Pursuant to MEyM Res. No. 7/16, CAMMESA suspended, as from February 1, 2016 and until receiving further instructions, all effects from the executed loan agreements and the transfer of resources to distribution companies on behalf of the FOCEDE trust and, therefore, the new works plan will be financed exclusively with the tariff proceeds.

Furthermore, SEE Res. No. 840-E/2017, which was published in the BO on October 4, 2017, recognized in favor of Edenor the amount of AR$323 million in consideration of works performed before the termination of the FOCEDE Trust which had been timely implemented to administer the funds generated from the application of ENRE Res. No. 347/1211.

Tariff Transition Process

On January 27, 2016, MEyM Res. No. 6/16 approved the quarterly summer reprogramming for the months of February through April 2016 within the WEM and fixed new energy reference prices applicable to users with supplies higher than 300 kW of power capacity at approximately AR$770/MWh, and at AR$320/MWh for other users; a discount scheme for residential users obtaining energy savings, and AR$30/MWh for residential users framed under the social tariff, whereby 150 kWh-month are subsidized at a price of AR$0/MWh. This resolution also instructed the ENRE to apply the social tariff to Edenor users meeting these criteria, and provided for the monthly payment of the utility bill.

On January 27, 2016, pursuant to Res. No. 7/16, the MEyM instructed the ENRE to perform all necessary acts to fulfill Edenor’s RTI, annul the tariff schemes resulting from SE Res. No. 32/15, and adjust the VAD to be charged against the RTI in Edenor’s tariff schemes, thus canceling the PUREE and suspending the loan agreements entered into with Edenor. Consequently, on January 29, 2016, the ENRE issued Res. No. 1/16 and 2/16 granting a new tariff scheme values for Edenor effective as from February 1, 2016.

11 For further information, see section 7.3 of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 45

Based on the MEyM’s instruction and pursuant to Res. No. 7/16, the ENRE approved, through Res. No. 55/16, the Program for the distribution RTI in 2016, establishing the criteria and methodology for the RTI process and its schedule, including the applicable public hearing.

It was pointed out that the presentation did not contemplate the value Edenor assigns to damages resulting from the failure to timely and properly implement the Memorandum of Understanding or the collection of income necessary to face the liabilities Edenor has incurred as a result of such breach. The public hearing was conducted on October 28, 2016.

RTI

On January 31, 2017, the ENRE issued Res. No. 63/17, as amended by ENRE Res. No. 82 and 92/17, which established the final tariff schemes, the review of costs, quality levels required and other Edenor’s rights and obligations for the five-year period beginning February 1, 2017.

These Res. provide that the ENRE, as instructed by the MEyM, should limit the VAD increase as a result of the RTI process applicable as from February 1, 2017 to a maximum 42% of the VAD, and that the application of the new VAD’s balance value will be completed in two phases, the first one in November 2017 and the last one in February 2018. Additionally, the ENRE will recognize to Edenor the VAD difference resulting from the gradual tariff increase recognized in the RTI in 48 installments payable as from February 1, 2018, which will be incorporated into the resulting VAD value as of that date.

These tariff increases include the prices established by SEE Res. No. 20/17 issued on January 27, 2017, which approved the WEM’s summer seasonal reprogramming for the February 1 - April 30, 2017 period; this Res. set the power capacity reference price at AR$3.157/MW-month and made a distinction between energy reference prices applicable to customers with supplies higher than 300 kW of power capacity at approximately AR$1,070/MWh, and to other users at AR$640/MWh; the latter price being subject to a 25% - 85% discount scheme for residential customers whose demand does not reach 10 kW, based on the savings reached compared to the consumption recorded in the same month of the year 2015, and keeping AR$0/MWh for the base consumption of certain categories covered by the social tariff. Furthermore, based on the principles of gradualness and reasonableness, a 37.5% bonus on seasonal prices was established exclusively for the month of February 2017, a month with a high demand for electric power.

On August 17, 2017, in furtherance of the provisions of Sub-annex 2 of the concession agreement, ‘Procedure for the determination of the tariff scheme’, Edenor submitted to the ENRE the tariff scheme expected to be applied as from August 2017 for its consideration. This note also contained the calculation of ex-post adjustments on account of cost differences not transferred to tariffs, as well as the variation in the CPD, which amounted to 11.6% for the January - June 2017 six-month period.

In turn, on October 27, 2017, pursuant to the provisions of the RTI, Edenor submitted to the ENRE, for its consideration, the tariff scheme calculated for its application as from November 2017, which contemplates an 18% increase over the VAD.

On October 31, 2017, the ENRE, through Note No. 128,399 and upon the MEyM’s instruction, provided for the deferral until December 1, 2017 of the application of the VAD increase scheduled for November 1, 2017, as well as the CPD adjustment which should have been made in August 2017; in both cases, the result of such deferral should be recognized pursuant to the adjustment mechanism provided for by ENRE Res. No. 63/2017 of the RTI.

On November 17, 2017, the MEyM submitted several issues before the public hearing called under Res. No. 403-E/17, including new reference prices for energy and power capacity within the WEM for the 2017 - 2018 summer seasonal period, the coverage of almost 100% of the WEM monomic price being reached for December 2018. Following this hearing, another hearing was held pursuant to ENRE Res. No. 526/2017, where the impact of the new seasonal prices, the VAD increase and the recognition of costs in Edenor’s customer bills was informed.

ENRE Res. No. 603/17 dated November 30, 2017 established a new tariff scheme applicable to the December 2017-January 2018 two-month period, also contemplating, besides the 18% VAD increase and the 11.6% CPD update, a retroactive adjustment in real terms as of November 2017 and August 2017, respectively. Additionally, increases in power capacity reference prices, energy stabilized prices and the transfer of stabilized transportation prices to the end user pursuant to SEE Res. No. 1091/17 were also taken into consideration. Furthermore, the power capacity reference price, the energy stabilized price and the transportation stabilized price were set for the December 2017 – January 2018, and February 2018 - April 2018 periods. For both periods, the power capacity reference price was set at approximately AR$3,157/MW-month and the transportation stabilized price at AR$44/MWh for the extra high voltage system; besides, a price was defined for regional distribution based on the distribution company, which, in the case of Edenor, amounted to AR$1.1/MWh.

Pampa Energía ● 2017 Annual Report ● 46

Energy reference prices were applied making a distinction between customers with supplies higher than a 300 kW power capacity at AR$1,395/MWh for both periods, at AR$880/MWh for other users during the December 2017 – January 2018 period, and at AR$1,081/MWh for other users during the February 2018 – April 2018 period.

Furthermore, this resolution approved a new scheme applicable to users under the social tariff. This consists of a bonus in the stabilized price of electric power within the WEM which will be shown as a direct subsidy by the National Government in covered customers’ bills. The ENRE will verify the neutrality in the distribution company's tariff proceeds, and, if applicable, the applicable ex-post adjustments will be made. For residential customers whose demand does not reach 10 kW, the discount scheme based on savings reached compared to the consumption recorded in the same month of the year 2015 is kept; if savings are not lower than 20%, a 10% discount will apply. Furthermore, the social tariff scheme for base consumptions pursuant to SEE Res. No. 20/17 is kept in place, but with a 50% discount over the surplus until reaching 150 kWh/month over the base consumption.

Finally, ENRE Res. No. 33/18 issued on January 31, 2018 published a new tariff scheme, effective as from February 1, 2018, which contemplates new power capacity and energy reference prices; applies the last 17.8% VAD increase and the 22.5% CPD update corresponding to the August 2017 – January 2018 six-month period, and considers a total amount of AR$6,343.4 million recoverable in 48 installments, which includes the corresponding CPD updates as from February 17 and is subject to an annual review in February 2019, 2020 and 2021.

It is worth highlighting that the 22.5% CPD update contemplates a -2.51% efficiency stimulus E factor resulting from the RTI as an element geared at transferring to the distributor’s users expected efficiency gains as from i) factor X, which captures gains resulting from management optimization and the existence of economies of density, which reduces the CPD; and ii) investments factor Q, which captures the impact of the cost of capital and the evolution of exploitation costs resulting from investments made by the company, which increases the CPD.

Pampa Energía ● 2017 Annual Report ● 47

Edenor’s Residential Tariff Positioning

Consumption: 275 kWh per month; monthly bill in US$ including taxes

Note: For the social tariff, it is considered without savings and, in the case of December 2017, with a bill cap. Reference exchange rate: AR$18.77/US$. Source: Edenor.

Edenor’s Industrial Tariff Positioning

Consumption: 1,095 kWh per month; monthly bill in US$ cents including taxes

Note: Figures include taxes, except for VAT. Client with a peak demand of 2.5 MW in medium-voltage networks. Reference Exchange rate: AR$18.77/US$. Source: Edenor.

Pampa Energía ● 2017 Annual Report ● 48

6.   The Argentine Oil and Gas Market

6.1    Hydrocarbon Exploration and Exploitation

The Argentine Energy Mix

Natural gas and oil constitute the main energy sources in the national primary energy matrix. The following chart illustrates their shares as of December 31, 2016, as there is no available information for the year 2017:

2016 Argentine Energy Matrix*

100% = 80.06 million TOE

Source: MEyM. * There is no available information for the year 2017.

Natural Gas

During 2017, the total gross natural gas production remained at approximately 122 million m3 per day, which represents a 0.6% decrease compared to the volumes produced in 2016. This is mainly due a production decline from conventional gas basins, such as the Noroeste Basin, which was partially offset by the continued production rise in the Neuquina Basin, which has increased its average daily contribution associated with the development of unconventional gas reserves in the block.

As regards natural gas imports by the Argentine Government, the supply from Bolivia reached an average of 18.1 million m3 per day, a figure slightly higher than the 15.7 million m3 per day volume recorded in 2016. In this same sense, imports of seaborne LNG later injected in the national natural gas transportation system at the Bahía Blanca and Escobar ports, in the Province of Buenos Aires, recorded an average of 13.1 million m3 per day contribution in the year 2017, a volume slightly higher than that recorded in 2016 (12.7 million m3 per day). Furthermore, imports of LNG regasified in Chile totaled 0.8 million m3 per day, a volume slightly lower than that recorded in 2016, which amounted to 1.3 million m3 per day.

Based on the last annual information published by the MEyM, as of December 31, 2016 total natural gas reserves and resources within the country reached 855,170 million m3, of which 39% are proven reserves. Compared with the same information as of December 31, 2015, reserves and resources have recorded a 7.2% decrease.

Pampa Energía ● 2017 Annual Report ● 49

Evolution of Natural Gas Production, and Reserves and Resources*

In billion m3, 2006-2017

Source: National MEyM. * There is no available information on reserves for the year 2017. Production is gross.

Oil

In 2017, total oil production amounted to 76 thousand m3 per day, a volume slightly lower than that recorded in 2016 (81 thousand m3 per day), continuing the downward trend in production recorded over the last sixteen years.

Based on the last annual information published by the MEyM on oil imports, during 2017 3.4 thousand m3 per day were imported, a volume 37% higher than that recorded during 2016. This volume represented only 5% of the total domestic production during 2017. On the other hand, in 2017 oil exports amounted to 4.3 thousand m3 per day, a volume 40% lower than in 2016. This volume represented 6% of the total domestic production during 2017.

As of December 31, 2016, total oil reserves and resources within the country reached 707,402 thousand m3, of which 49% were proven reserves. Compared with the same information as of December 31, 2015, total reserves and resources have recorded a 5.5% decrease. Furthermore, resources increased by 15%, totaling 162,918 thousand m3.

Pampa Energía ● 2017 Annual Report ● 50

Evolution of Oil Production, and Reserves and Resources*

In million m3, 2006-2017

Source: MEyM de la Nación. * There is no available information on reserves for the year 2017.

Amendment to the Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319. This Law incorporates new drilling techniques available in the industry, as well as changes mainly related to terms and extensions of exploration permits and exploitation concessions, levies and royalty rates, the incorporation of concepts for the continental shelf and off-shore exploration and exploitation of unconventional hydrocarbons, and a promotion regime pursuant to Executive Order No. 929/13, among other key factors for the industry. The main changes introduced by Law No. 27,007 are detailed below:

Unconventional Hydrocarbons Exploitation

The Law conferred a legal status to the concept of ‘Hydrocarbon Unconventional Exploitation Concession’ created by Executive Order No. 929/13. The term hydrocarbon unconventional exploitation is defined as the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sandstone (tight sands, tight gas, tight oil), coal bed methane and/or deposits characterized, in general, by the presence of low permeability rocks.

Holders of exploration permits and/or hydrocarbon exploitation concessions will be entitled to request a hydrocarbon unconventional exploitation concession to the enforcement authority pursuant to the following terms:

•            The exploitation concessionaire may, within its block, request the subdivision of the existing block into new hydrocarbon unconventional exploitation blocks and the granting of a hydrocarbon unconventional exploitation concession. Such request will be based on the development of a pilot plan seeking the commercial exploitation of the discovered reservoir pursuant to acceptable technical and economic criteria.

•            Holders of a hydrocarbon unconventional exploitation concession also being holders of a preexisting and adjacent exploitation concession may request the unification of both blocks as a single hydrocarbon unconventional exploitation concession provided that they duly demonstrate geological continuity of these blocks. Such request should be based on the development of a pilot plan.

Pampa Energía ● 2017 Annual Report ● 51

Terms for Exploitation Concessions and Permits

The terms for the exploration permits will be established in each tender issued by the enforcement authority according to the exploration’s purpose (conventional or unconventional) and based on the following criteria:

i.       Conventional exploration: the basic term is divided into two periods of up to three years each plus an optional extension of up to five years. In this way, the maximum extension for exploration permits is reduced from fourteen to eleven years;

ii.      Unconventional exploration: the basic term is divided into two periods of four years each plus an optional extension of up to five years, that is, reaching a maximum of 13 years; and

iii.     Exploration in the continental shelf and the territorial sea: the basic term is divided into two periods of three years each plus an optional extension of one year each.

Upon the expiration of the first period of the basic term, the exploration permit holder will decide whether to continue exploring the block or to return it totally to the Government. The whole originally-granted block may be kept provided the obligations arising from the permit have been properly met. Upon the expiration of the basic term, the holder of the exploration permit will revert the whole block, unless it exercises its right to use the extension period, in which case the reversion will be limited to 50% of the remaining block.

Exploitation concessions will have the following terms, which will be computed as from the granting resolution’s date:

i.      Conventional exploitation concession: 25 years;

ii.     Unconventional exploitation concession: 35 years; and

iii.    Continental shelf and off-shore exploitation concession: 30 years.

Furthermore, the holder of an exploitation concession may, with a minimum one-year notice before the expiration of the concession, request the granting of indefinite extensions, for a 10-year term each, provided it has properly met its obligations as exploitation concessionaire, is actually producing hydrocarbons in the blocks in question and files an investment plan consistent with the development of the concession.

The ban on simultaneously holding more than five exploration permits and/or exploitation concessions (whether directly or indirectly) has been lifted.

Concessions Extension

Law No. 27,007 grants the provinces having already started the concession extension process a 90-day term to finish it based on the conditions established for each of them. All subsequent extensions will be governed by the Argentine Hydrocarbons Law.

Awarding of Blocks

Law No. 27,007 proposes to elaborate a reference form that will be jointly made by the SE and the provincial authorities, to which all tenders made by law enforcement authorities should be adjusted, and introduces a specific criterion for the awarding of permits and concessions by incorporating the specific parameter of ‘greater investment or exploration activity’ as tie-breaker, at the PEN or the Provincial Executive Branch’s duly supported discretion, as applicable.

Pampa Energía ● 2017 Annual Report ● 52

Levy and Royalties

The amended Argentine Hydrocarbons Law updated the values related to exploration and exploitation levy established by Executive Order No. 1,454/07, values that, in turn, may be generally updated by the Executive Branch based on variations in the domestic market’s crude oil price. The updated values for each levy and royalty are detailed below.

Exploration Levy

The holder of the exploration permit will pay the levy on an annual basis, in advance, for each square kilometer or its fraction based on the following scale:

•            First period: AR$250 per km2 or fraction;

•            Second period: AR$1,000 per km2 or fraction; and

•            Extension: during the first year of the extension, AR$17,500 per km2 or fraction, with a 25% annual cumulative increase.

In this case, offsetting mechanisms will remain in place: the amount that the exploration permit holder should pay for the second period of the basic term and for the extension period may be readjusted by offsetting it with exploration investments actually made within the block, until reaching a minimum levy equivalent to 10% of the applicable levy according to the period per km2, which will be payable in all cases.

Exploitation Levy

The holder of the exploitation permit will pay a levy which will consist of an annual advance payment of AR$4,500 per km2 or its fraction.

Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect, in their capacity as grantors, from the production of hydrocarbons.

The 12% is kept as the percentage the exploitation concessionaire should pay on a monthly basis as royalty to the grantor on the proceeds derived from liquid hydrocarbons production extracted at wellhead. The production of natural gas will bear a like percentage of the value of extracted and actually used volumes, and will be payable on a monthly basis.

Cash payment of royalty will be made based on the value of crude oil at wellhead less freight costs up to the base location for the definition of its commercial value. Payment in kind of this royalty will only be proceeded when the concessionaire is assured a reasonable permanent reception. The possibility to reduce royalty up to 5% taking into consideration productivity, conditions and wells location remains in place.

In case of extension, additional royalties for up to 3% regarding the applicable royalties at the time of the first extension and up to a total maximum of 18% of royalties for the following extensions.

For the conduction of hydrocarbon conventional exploitation complementary activities, as from the expiration of the granted concession and within the hydrocarbons unconventional exploitation concession, the enforcement authority may fix additional royalties of up to 3% above the current royalties, up to a maximum 18%, as applicable.

The PEN or the Provincial Executive Branch, as applicable, acting in its capacity as granting authority, may reduce up to 25% the amount corresponding to royalties applicable to the production of hydrocarbons during a term of 10 years after the conclusion of the pilot project in favor of companies requesting a hydrocarbon unconventional exploitation concession within a term of 36 months as from Law No. 27,007’s effective date.

Pampa Energía ● 2017 Annual Report ● 53

Finally, with the Hydrocarbon Investments Committee’s prior approval, royalties may be reduced to 50% for tertiary production projects, extra-heavy oil and offshore products in view of their productivity, location and other unfavorable economic and technical characteristics.

Extension Bond

For exploitation concession extensions, Law No. 27,007 empowers the enforcement authority to establish the payment of an extension bond, the maximum amount of which will result from multiplying the remaining proven reserves at the expiration of the concession by 2% of the average basin price applicable to the specific hydrocarbon during a term of 2 years before the granting of the extension.

Exploitation Bond

The enforcement authority may establish the payment of an exploitation bond, the maximum amount of which will result from multiplying the remaining proven reserves associated with the exploitation of conventional hydrocarbons at the expiration of the granted concession by 2% of the average basin price applicable to the specific hydrocarbons during the 2 previous years, at the time of granting the hydrocarbon unconventional exploitation concession.

Transportation Concessions

Transportation concessions (which had so far been granted for 35 years) will be granted for the same term than that granted for the originating exploitation concession, with the possibility of receiving subsequent extensions for up to 10 years each. Thus, transportation concessions originating in a conventional exploitation concession will have a basic 25-year term, whereas those originating in an unconventional exploitation concession will have a basic 35-year term, each plus any extension term that may be granted. After the expiration of these terms, title to the facilities will be transferred back to the National or Provincial Government, as applicable, without any charges or encumbrances whatsoever and with full rights.

Uniform Legislation

Law No. 27,007 provides for two types of non-binding commitments between the National Government and the provinces regarding tax and environmental issues:

i.       Environmental Legislation: It provides that the National Government and the provinces will seek to establish a uniform environmental legislation primarily aiming to apply the best environmental management practices to hydrocarbon exploration, exploitation and/or transportation with the purpose of furthering the development of the activity while properly protecting the environment.

ii.      Tax System: It provides that the National Government and the provinces will seek to adopt a uniform fiscal treatment encouraging the development of hydrocarbon activities in their corresponding territories in adherence with the following guidelines:

−     The gross receipts tax rate applicable to the extraction of hydrocarbons will not exceed 3%;

−     The freezing of the current stamp tax rate and the commitment not to charge with this tax any financial contracts executed in order to structure investment projects, guarantee and/or warrant investments; and

−     The commitment by the provinces and its municipalities not to impose new taxes —or increase the existing ones— on permit and concession holders, except for service compensation rates, improvement contributions and general tax increases.

Pampa Energía ● 2017 Annual Report ● 54

Restrictions on the Reservation of Blocks to National or Provincial Government-Controlled Companies

The amendment to the Argentine Hydrocarbons Law restricts the National Government and the provinces from reserving new blocks in the future in favor of public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered into by provincial companies for the exploration and development of reserved blocks before this amendment are safeguarded.

Regarding blocks that have already been reserved in favor of public companies and that have not yet been awarded under joint venture agreements with third parties, associative schemes may be used, in which case the participation of such companies during the development stage will be proportional to their investments. In this way, the ‘carry’ system during the blocks’ development or exploitation stage has been done away with. Such system has not been prohibited for the exploration stage.

Conventional and Unconventional Hydrocarbon Investment Promotion Regime

On July 11, 2013, the PEN issued Executive Order No. 929/13, which created the Investment Promotion Regime for the Exploitation of Hydrocarbons —both conventional and unconventional— with the purpose of encouraging investments destined to the exploitation of hydrocarbons, and introduced the concept of hydrocarbons unconventional exploitation concession.

Law No. 27,007 extends the benefits of the Promotion Regime to hydrocarbon projects involving a minimum of US$250 million direct investment denominated in foreign currency, assessed at the time the hydrocarbon exploitation investment project is presented, to be invested during its first 3 years. Before the amendment, the Promotion Regime benefits reached investment projects denominated in foreign currency for a minimum US$1,000 million amount during a term of 5 years.

Holders of exploration permits and/or hydrocarbons exploitation concessions, and/or third parties associated with such holders and registered with the National Registry of Hydrocarbon Investments submitting this kind of projects will enjoy the following rights as from the third year of their respective projects’ execution:

i.      The right to freely sell abroad 20% and 60% of the liquid and gaseous hydrocarbon production in the case of conventional and unconventional exploitation projects and in offshore projects, respectively, with a 0% export duty, if applicable; and

ii.     The free availability of 100% of the foreign currency derived from the exportation of these hydrocarbons, provided the applicable projects have involved a minimum of US$250 million entry of foreign currency into the Argentine financial market.

During periods in which the national production of hydrocarbons is insufficient to meet domestic supply needs pursuant to Section 6 of the Argentine Hydrocarbons Law, the subjects covered by the Promotion Regime will have, as from the third year following the execution of their respective investment projects, the right to obtain a price not lower than the reference export price (without computing the incidence of any applicable export duties) from the exportable liquid and gaseous hydrocarbon percentage produced under such projects.

Pursuant to these investment projects, Law No. 27,007 provides for two contributions payable to the producing provinces where the investment project is conducted:

i.       The first one, payable by the project holder, for an amount equivalent to 2.5% of the investment amount undertaken to be committed to corporate social responsibility projects; and

ii.     The second contribution, payable by the National Government, which amount will be determined by the Hydrocarbon Investments Committee based on the size and scope of the investment project, and which will be destined to infrastructure projects.

Pampa Energía ● 2017 Annual Report ● 55

Regulations Specifically Applicable to the Gas Market

Producers’ Agreement

SE Res. No. 599/06 – ENARGAS Res. No. I-1410/10

In 2007, the Argentine Government and producers signed a Natural Gas Producers’ Agreement, the main goals of which were to secure supply of the domestic demand for gas and the gradual recovery in prices through all market segments. The above-mentioned agreement was approved by SE Res. No. 599/07 and had a staggered effective term based on the segment, with the residential supply commitment having the longest term and expiring in December 2011. As a result, each segment’s market share was uniformly distributed among producers.

In October 2010, through Res. I-1410 issued by ENARGAS, the natural gas dispatch method was modified, placing a priority on the supply of the residential and CNG segments’ demand. As a result, each distribution company could request volumes above those committed under the Natural Gas Producers’ Agreement on a daily basis (SE Res. No. 599/07). This was the only mechanism to request natural gas from producers for the residential segment after the expiration of such agreement in December 2011. In December 2011, the Argentine Government, through SE Res. No. 172/11, temporarily extended the conditions of the Producers’ Agreements on a unilateral basis, and thus allowed ENARGAS to continue using gas producers’ shares stipulated in such Agreement.

CEE

On June 1, 2016, MEyM Res. No. 89/16 was published in the BO, which established the criteria for the standardization of natural gas purchase agreement within the PIST by distribution service providers in order to meet the Priority Demand. Additionally, criteria were established to guarantee the meeting of this demand through the CEE in case of operational emergencies which may affect the normal supply.

Furthermore, with the purpose of adjusting some aspects of this regulation, on June 7, 2017 ENARGAS Res. No. 4502/17 was published, approving the Procedure for Dispatch Administration in the CEE, which mainly sets out the following guidelines:

i.      The emergency may be declared by any carriers, distribution service providers or ENARGAS when it is considered that the Priority Demand supply is at stake, the latter being empowered to call the CEE;

ii.     Carriers and/or ENARGAS will summon the parties that should participate in the CEE. The members of the CEE will be, at least, a representative of carriers, of the provider declaring the emergency, and of each loader according to its geographical location and demand configuration. Additionally, it will be required the presence of a representative of the SRH, traders and direct consumers with consumptions equal to or higher than 0.5 MBTU;

iii.    In case the CEE does not reach an agreement regarding how to distribute the supply to satisfy the unmet Priority Demand, ENARGAS will define the supply taking into consideration each producer’s available volumes, deducting the amounts previously purchased to meet the Priority Demand, with a progressive allocation until matching the proportional quota of each producer/importer in the Priority Demand;

iv.   Decisions agreed in the CEE will be binding on all active subjects in the gas industry;

v.    Carriers and distribution service providers will be responsible for the follow-up, control and compensation of imbalances; and

vi.   Although the goal is that imbalances should tend to zero, tolerance bands are admitted and loaders may not accumulate negative imbalances exceeding such tolerance bands.

Pampa Energía ● 2017 Annual Report ● 56

Agreement for the Supply to Distributors

Upon the termination of the extension period set by Law No. 27,200 to the public emergency declared in 2002, Law No. 24,076 is reinstated, which provides that the price of natural gas supply agreements will be determined by the free interaction of supply and demand. Furthermore, with the purpose of guaranteeing an adequate natural gas supply to distributors and the continuity of the gradual path towards the reduction of subsidies, on November 29, 2017, the MEyM and ENARSA executed an agreement with the country’s main natural gas producers, including Pampa, stipulating the terms and conditions effective as from January 1, 2018.

Under this agreement, producers undertake to sell distributors a minimum natural gas volume to meet the demand at a basin- and segment-based price.

Encouragement Programs for the Increase in Domestic Natural Gas Production

Gas Plus

This program’s main appeal for gas producers was the free availability and commercialization of the extracted gas. In order to qualify, the producer should submit an investment project in new gas blocks, in blocks which have not been in production since 2004, or in blocks with complex geological characteristics of compact sands or low permeability. Except for new entities, to join this program companies should be up-to-date with the production quota fixed pursuant to the Producers’ Agreement.

In May 2016, MEyM Res. No. 74/16 created the ‘New Natural Gas Projects Promotion Program’, and provided that no new projects may be submitted under the Gas Plus program, although approved projects would remain effective under the same conditions.

Gas Plan I

On February 14, 2013, Res. No. 1/13 was published in the BO creating the Gas Plan I, which aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its injection into the domestic market, as well as to generate higher levels of activity, investment and employment in the sector.

Before June 30, 2013, any company registered with the National Registry of Hydrocarbon Investments created by Executive Order No. 1277/12 could submit its project before the Hydrocarbon Investments Committee. The National Government had undertaken to pay a monthly compensation resulting from:

i.       The difference between the Surplus Injection price (US$7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection; plus

ii.      The difference between the Base Price and the price actually collected from the sale of the Adjusted Base Injection.

These projects would be in force for a maximum term of 5 years as from January 1, 2013, with the possibility for an extension.

On April 26, 2013, Hydrocarbon Investments Committee’s Res. No. 3/13 was published in the BO, which regulated Gas Plan I and set forth that any companies interested in participating in this program should submit monthly affidavits to the Hydrocarbon Investments Committee containing specifically-detailed documentation on injection, price, contracts, etc., so that they may, after meeting the methodology and terms specified therein, obtain the applicable compensation. Furthermore, the resolution expressly prohibited natural gas purchase and sale operations between producers and provided special considerations regarding new high-risk projects, investments control, the evolution of reserves and Gas Plan I’s audit mechanism.

On July 11, 2013, pursuant to Provision No. 15/13 of the Hydrocarbon Investments Committee, PEPASA was registered with the National Registry of Hydrocarbon Investments. PEPASA submitted several projects so that the Hydrocarbon Investments Committee should evaluate its inclusion under Gas Plan I. On August 7, 2013, pursuant to Res. No. 27/13, the Hydrocarbon Investments Committee approved a project for an increase in the total natural gas injection submitted by PEPASA, with retroactive effects as of March 1, 2013.

On July 15, 2015, the Hydrocarbon Investments Committee published Res. No. 123/15 creating the Rules applicable to acquisitions, sales and assignments of blocks, rights and interests under Gas Plan I. Thus, these rules provided that companies acquiring, selling or assigning blocks, rights or interests should submit the applicable presentation within a term of 10 business days after the transaction is made. We would like to point out that PEPASA filed the applicable presentation for operations conducted in the Rincón del Mangrullo block as required by these rules.

Pampa Energía ● 2017 Annual Report ● 57

Gas Plan II

In November 2013, the Hydrocarbon Investments Committee issued Res. No. 60/13 creating Gas Plan II. Producers could submit projects to increase natural gas production levels until March 31, 2014. Such program was targeted at companies with no previous production or with a maximum injection limit of 3.5 million m3/day, and provided for price incentives in the case of production increases, and penalties involving LNG imports in the case of non-compliance with committed volumes. Furthermore, beneficiary companies covered by Gas Plan I and meeting the applicable conditions could request the termination of their participation in that program and their incorporation into Gas Plan II. PELSA filed a presentation and was registered with the Hydrocarbon Investments Committee on March 6, 2014 pursuant to Res. No. 20/14.

In March 2014, Res. No. 60/13 was amended by Res. No. 22/14 issued by the Hydrocarbon Investments Committee, whereby the deadline for submission was extended until April 30, 2014, and the previous maximum injection limit was increased to 4.0 million m3/day.

In August 2014, the MECON, through Res. No. 139/14, introduced new changes to Res. No. 60/13 issued by the Hydrocarbon Investments Committee, including, among others, the elimination of the previous maximum injection limit and the fixing of two annual registration periods. Former Petrobras Argentina filed an application to be included under Gas Plan II and was registered with this program on January 30, 2015 pursuant to Res. No. 13/15 issued by the Hydrocarbon Investments Committee. The participation of Pampa’s areas included under Plan Gas II is effective until June 30, 2018.

In furtherance of Hydrocarbon Investments Committee’s Res. No. 123/15, Pampa modified its registration following the assignment, in March 2015, of 100% of its blocks in the Austral Basin (Santa Cruz I and II) to YPF and, in October 2016, 33.33% of its interests in Río Neuquén and 80% of its interests in Aguada de la Arena to YPF, as well as the assignment of 33.60% of its interests in Río Neuquén to Petrobras Operaciones S.A.

We should also mention Res. No. 185/15, which created the ‘Program for the Promotion of Natural Gas Injection for Companies with No Injection’, the compensation mechanism of which is similar to Gas Plan I and Gas Plan II’s.

On January 4, 2016, Executive Order No. 272/15 was published, which dissolved the Hydrocarbon Investments Committee created pursuant to Executive Order No. 1277/12, and provided that its powers would be vested in the MEyM.

On May 18, 2016, the MEyM passed the above-mentioned Res. No. 74/16 creating the New Natural Gas Projects Promotion Program. This provision replaces the program created by Hydrocarbon Investments Committee’s Res. No. 185/15. This new incentive program seeks to attract new projects by companies not covered by either Gas Plan I or Gas Plan II, establishes specific requirements, and will be effective until December 31, 2018.

Pampa Energía ● 2017 Annual Report ● 58

Unconventional Gas Plan

On March 6, 2017, MEyM Res. No. 46-E/2017 was published in the BO seeking to encourage investments for the production of natural gas from unconventional reservoirs in the Neuquina Basin effective from its publication to December 31, 2021.

This program provided for a compensation mechanism for each beneficiary company of the unconventional gas volume —either tight or shale— produced in the Neuquina Basin, which was calculated based on a minimum guaranteed price and the total weighted-average sale price of gas by each company to the domestic market, including both conventional and unconventional gas. The minimum price is US$7.5/MBTU for calendar year 2018, and will be later decreased by US$0.5/MBTU per year until reaching US$6.0/MBTU for calendar year 2021.

Furthermore, this program provides for a more agile payment method, with the initial disbursement of a provisional payment based on 85% of the theoretical compensation resulting from projections, the difference being later adjusted, either positively or negatively, based on actual production. Additionally, compensations resulting from the Unconventional Gas Plan for each concession will be paid as follows: 88% to companies and 12% to the province where the concession under the Unconventional Gas Plan is located.

Later, on November 2, 2017, MEyM Res. No. 419-E/2017 was published in the BO, which amended the terms and conditions provided for by MEyM Resolution No. 46-E/2017. The new resolution measures the Initial Production and classifies concessions into Pilot and Developing (with an Initial Production equal to or higher than 500,000 m3 per day).

Pilot concessions applying for the incentive may obtain the guaranteed minimum price for their whole unconventional production provided they reach an annual average production equal to or higher than 500,000 m3 per day during a twelve-month period by December 31, 2019. Developing concessions may only apply for the incentive for the incremental portion on top of their Initial Production. The reference price for the incentive will be calculated using the domestic market’s weighted average reported by the MEyM’s SRH. Furthermore, permanence in the program is conditional upon the blocks meeting the investment plan timely informed to the provincial enforcement authority; otherwise, collected amounts, adjusted by the BNA’s interest rate, should be returned.

On the other hand, on November 17, 2017 MEyM Res. No. 447-E/2017 was published in the BO, which extends the application of the Unconventional Gas Plan to the Austral Basin. Additionally, on January 20, 2018, MEyM Res. No. 12-E/2018 was issued; this resolution makes the applicable amendments to the Unconventional Gas Plan so as to apply the incentives provided therein to adjacent concessions operated on a unified basis and meeting all other applicable conditions; furthermore, since companies interested in participating in the Unconventional Gas Plan have suffered certain delays in the proceedings for the granting and approval of their specific investment plans, the payment date of the first compensation under the Unconventional Gas Plan should be adjusted and, correlatively, the corresponding reviews associated with the Initial Provisional Payment should be made.

As of the issuance of this Annual Report, Pampa is analyzing the impact of, and its inclusion in the above-mentioned Unconventional Gas Plan program.

Modifications of Natural Gas Price at PIST and Tariff Schemes for Consumers

New PIST Prices for the Demand

On April 1, 2016 MEyM Res. No. 28/16 was published, which determined PIST prices for natural gas for the residential segment effective as from its publication date, with price increases for producers ranging from 179% to 2056%, according to the user category and gas source basin12. Discounted prices were established for residential consumers with savings equal to or higher than 15% compared to the same period in 2015. Furthermore, the Social Tariff category was created subject to limited eligibility criteria. Under this tariff, 100% of the natural gas price is subsidized for residential users, who must only pay for the transportation and distribution components.

12 In the case of the Neuquina Basin, the smallest increase was granted for the R34 category, which rose from AR$1.51/m3 to AR$4.21/m3, and the largest increase was granted for the P1 and P2 General Service categories, which rose from AR$0.097/m3 to AR$1.77/m3.

Pampa Energía ● 2017 Annual Report ● 59

On the same day, the MEyM published Res. No. 31/16 instructing ENARGAS to conduct the RTI process set forth by Law No. 25,561, and granting a term of one year to such effect. Furthermore, it instructs the regulatory entity to update the current transitional tariffs for the natural gas transportation and distribution utility service under the transitory agreements, to be charged against the RTI, to allow for the maintenance of operations and the making of investments.

Furthermore, MEyM published Res. No. 34/16, which established PIST prices for CNG as from April 1, 2016 with increases of up to 254% based on the source basin, with a minimum price of AR$2.56/m3 at the Tierra del Fuego Basin and a maximum price of AR$3.16/m3 at the Neuquina Basin.

On April 13, 2016, MEyM Res. No. 41/16 established new natural gas prices for the power plant market segment, with an approximate 100% increase and an average price of US$4.88/MBTU, the Neuquina Basin outstanding with a price of US$5.53/MBTU.

Following the implementation of the PIST increases for the residential segment and the bringing of several legal actions, the Government established caps on the increases provided for by MEyM Res. No. 28/16 in two opportunities. Firstly, in June 2016 and through MEyM Res. No. 99/16, the increase in final tariffs to residential users was limited to 400% of the tariff effective before March 31, 2016 (before the increase) applicable to the price billed by gas producers to distributors, and to 500% in the case of users of the P General Service category with full service (subcategories P1, P2, P3, and equivalent ones in the undiluted propane distribution through grids service; and including the natural gas acquisition cost). Afterwards, in July 2016 MEyM Res. No. 129/16 established the same 400% and 500% caps, but in this case over the total amount of the bill for the same period of the previous year, irrespective of each user’s consumption level. The resulting difference would also be discounted from producers’ invoices to distribution companies.

Later, on August 18, 2016 the CSJN upheld the nullity of the resolutions passed by the MEyM regarding the distribution companies’ residential users, mainly due to the failure to conduct an appropriate previous public hearing process. Thus, MEyM Res. No. 152/16 took PIST prices for residential users back to the values effective before the passing of MEyM Res. No. 28/16, and the new prices with 500% caps established by MEyM Res. No. 129/16 remained effective for users of the P General Service category with full service. As regards residential users that would have been entitled to the Social Tariff, the final billed amount may not exceed that which would have applied if MEyM Res. No. 28/16’s tariff schemes had been applied taking into consideration the Social Tariff13. Finally, in September 2016, the public hearings with the attendance of all the interested parties were conducted, thus meeting the CSJN’s requirement.

On October 7, 2016, the MEyM published Res. No. 212-E/16, which established the new natural gas PIST prices for the residential segment and CNG effective as from the same date.

In the residential segment, increases in gas prices for producers ranged from 111% to 578% compared to the tariffs effective before March 31, 2016, that is, an amount lower than that provided for by MEyM Res. No. 28/16, based on the user category, whether the tariff was full or differential14and the gas source basin15, anyway keeping the 500% cap for users of the P General Service with full service, and applying lower caps for residential users: 300% for R1 to R2.3 categories, 350% for R3.1 to R3.3 categories, and 400% for the R3.4 category (provided the final bill exceeds AR$250). The Social Tariff created by the previous Res. for residential users and discount incentives for residential users with savings equal to or higher than 15% in their consumptions compared to the same period in 2015 also remained in force. In the case of CNG, the decrease in gas prices for producers ranged between 14% and 21% compared to those provided for by MEyM Res. No. 34/16, with a minimum price of AR$2.20/m3 for the Tierra del Fuego Basin and a maximum price of AR$2.49/m3 for the Neuquina Basin.

13 Later, MEyM Res. No. 219/16, published in the BO on October 12, 2016, modified and adjusted eligibility criteria in order to guarantee the protection of the most vulnerable population.

14 It corresponds to Patagonia, Malargüe and the Puna.

15 In the case of the full tariff in the Neuquina Basin, the smallest increase was granted for the R34 category, which rose from AR$1.51/m3 to AR$3.19/m3, and the largest increase was granted for the P3 General Service category, which rose from AR$0.25/m3 to AR$1.50/m3.

Pampa Energía ● 2017 Annual Report ● 60

This resolution provided for fixed-percentage increases applicable every six months, in the months of April and October each year, until the total elimination of subsidies in 2019, when market prices are expected to be reached. In the case of Patagonia, Malargüe and the Puna, where a differential tariff applies, prices are lower than in the rest of the country, and there is a gradual reduction of the subsidy, which will be totally eliminated only in 2022. The following chart shows prices corresponding to the gradual subsidy reduction path for the residential segment:

Source: MEyM.

Pampa Energía ● 2017 Annual Report ● 61

Furthermore, the following chart shows the gradual subsidy reduction path for CNG, in US$/MBTU:

Source: MEyM

Public Hearing and Second Step of the Gradual Increase Path

On February 16, 2017, MEyM Res. No. 29/17 was published, which called for a public hearing to analyze new PIST prices which will be valid for six-month period as from April 1, 2017, in line with the gradual subsidy reduction path established by MEyM Res. No. 212/16. This public hearing was held on March 10, 2017 and, consequently, on March 31, 2017 MEyM Res. No. 74/17 was published, which determined new PIST prices for natural gas natural for the residential segment and CNG applicable as from April 2017.

In the residential segment, increases in PIST prices ranged from 10% to 53% compared to the tariffs set by MEyM Res. No. 212/16 passed in October 2016, based on the user category, whether the tariff was full or differential, and the gas source basin16, respecting the limits set by MEyM Res. No. 212/16, and keeping both the Social Tariff and the discount incentives ranged from 20% to 50% for residential users with savings equal to or higher than 15% in their consumptions compared to the same period in 2015. In the case of CNG, the increase in gas prices for producers reached 16% compared to those provided for by MEyM Res. No. 212/16, with a minimum price of AR$2.55/m3 for the Tierra del Fuego Basin and a maximum price of AR$2.89/m3 for the Neuquina Basin.

Public Hearing and Third Step of the Gradual Increase Path

On October 24, 2017, MEyM Res. No. 400/17 was published, which called for a public hearing to analyze new PIST prices effective as from December 1, 2017. This public hearing was held on November 15, 2017 and, consequently, on December 1, 2017 MEyM Res. No. 474/17 was published, which determined new PIST prices for natural gas natural for the residential segment and CNG applicable as from December 2017.

In the residential segment, increases in gas prices for producers ranged from 12% to 55% compared to the tariffs set by MEyM Res. No. 74/17 passed in April 2017, based on the user category, whether the tariff was full or differential, and the gas source basin17, respecting the limits set by MEyM Res. No. 212/16, and setting a limit for the application of the Social Tariff by differentiating between base and surplus consumption blocks, with a 100% and 75% discount, respectively, and, as regards residential users with savings equal to or higher than 20% in their consumptions compared to the same period in 2015, with the application of a 10% discount. In the case of CNG, the increase in gas prices for producers reached 17% compared to those provided for by MEyM Res. No. 74/17, with a minimum price of AR$2.99/m3 for the Tierra del Fuego Basin and a maximum price of AR$3.38/m3 for the Neuquina Basin.

16 In the case of the full tariff in the Neuquina Basin, the smallest increase was granted for the R34 category, which rose from AR$3.19/m3 to AR$3.54/m3, and the largest increase was granted for the P1 and P2 General Service category, which rose from AR$0.55/m3 to AR$0.82/m3.

17 In the case of the full tariff in the Neuquina Basin, the smallest increase was granted for the R34 category, which rose from AR$3.54/m3 to AR$3.97/m3, and the largest increase was granted for the P1 and P2 General Service category, which rose from AR$0.82/m3 to AR$1.23/m3.

Pampa Energía ● 2017 Annual Report ● 62

Regulations Specifically Applicable to the Crude Oil Market

Right to Export Liquid Hydrocarbons

On December 29, 2014, MECON Res. No. 1077/14 established export rates for liquid hydrocarbons in line with the crude oil’s international price, which was determined based on the reference Brent’s value on the month corresponding to the export minus US$8.0/bbl. Under this system, the cut-off value was set at US$71/bbl: whenever the international price did not exceed US$71, the producer paid export duties for 1% of that value. When the price was above the international price of US$72/bbl, variable withholdings were settled. This system would be in force for a term of 5 years as from its enactment on January 6, 2002. The term was extended for a five-year term pursuant to Law No. 26,217, and later re-extended for a like term pursuant to Law No. 26,732.

On January 6, 2017, upon the no extension of the provisions regulating this issue (Public Emergency Law No. 25,561/02, as amended and supplemented), the withholdings scheme on the exports of oil and its derivatives terminated and, therefore, all applicable outstanding rights were canceled by the Customs Office.

Agreement for the Transition to International Prices in the Argentine Hydrocarbon Industry

In December 2015, the inauguration of the new Government and the elimination of official foreign exchange control regulations had a direct impact on crude oil costs for refineries. Therefore, the National Government agreed on a crude oil price with producers and refineries in Argentina for 2016 aiming to reach a gradual convergence for the price of the crude oil barrel traded in Argentina to the international price.

Later, on January 11, 2017 the National Government executed the Agreement for the Transition to International Price in the Argentine Hydrocarbon Industry with producers and refiners of crude oil with the same purpose of generating a gradual convergence for the price of the crude oil barrel traded in Argentina towards international price.

On March 21, 2017, on account of the lower international prices and seeking to sustain the domestic activity, Executive Order No. 192/2017 provided for the regulation of imports of crude oil and certain derivatives until domestic prices converge towards international prices.

Finally, on September 22, 2017, through Note No. 21505927/17, the MEyM notified the signatories to the Agreement of its suspension as from October 1, 2017. Going forward, the domestic price of the crude oil barrel to be used as raw material for refining and gas pump prices would be determined based on domestic market rules.

6.2    Midstream

Regulations Specifically Applicable to Gas Transportation

Public Emergency and Exchange Rate Regime Reform Law No. 25,561, which was passed and enacted during the first days of the month of January, 2002 and later extended on several occasions, provided for the turning into pesos of utility service tariffs; consequently, the transportation tariff remained unchanged in AR$ as from 1999, despite the sharp increase in price indexes and operating costs. As a result of this situation, tariffs in this segment suffered a significant lag when compared to the important increases in other macroeconomic variables, which directly affected operating costs, and thus deteriorated the company’s economic and financial situation.

The tariff freeze continued until April 2014, when a mere 20% increase was obtained as a result of the implementation of the 2008 transitory agreement. Later on, effective as from May 1, 2015, an additional 44.3% increase in the natural gas transportation tariff and a 73.2% increase in the CAU were granted.

Pampa Energía ● 2017 Annual Report ● 63

Throughout 2016, TGS continued conducting the relevant procedures aimed at the implementation of the transitory agreement signed with the National Government on February 24, 2016 and the holding of the public hearing, which meant materializing the economic and technical studies serving as the basis for the conclusion of the RTI process. Within this context, on March 29, 2016, the MEyM issued Res. No. 31/16 which, among other measures, instructed ENARGAS to conduct the RTI process and to grant a transitory tariff increase until the conclusion of the RTI process. In furtherance thereof, on March 31, 2016 ENARGAS passed Res. No. 3724/16 approving the new tariff schemes for the natural gas transportation utility service and the CAU, granting a 200.1% increase effective as from April 1, 2016.

As a result of the tariff increases granted by ENARGAS to concessionaires of the natural gas transportation and distribution utility service and the increase in the PIST, several legal actions were brought seeking the nullity of the approved increases. Later, on August 18, 2016, the CSJN partially upheld the ruling passed by the Chamber, thus establishing the obligation to hold a public hearing for setting tariffs and prices without market intervention and declaring the nullity of MEyM’s Res. No. 28/16 and 31/16 regarding residential users, for which tariff schemes were taken back to the values effective as of March 31, 201618.

After the holding of the public hearing, on October 6, 2016 ENARGAS issued Res. No. 4054/16. The terms of this Res. were the same as those provided for in ENARGAS Res. No. 3724/16 regarding the 200.1% transitory tariff increase, the execution of the investment plan and the restrictions on the distribution of dividends until this plan is achieved. These tariff schemes have been effective since October 7, 2016.

The public hearing required by the RTI process was held on December 2, 2016. Furthermore, on March 30, 2017, ENARGAS, pursuant to Res. No. I-4362/17, approved a new transitory tariff scheme which, if granted in a single installment as from April 1, 2017, would have represented a 214.2% and 37% increase in the natural gas transportation utility service and the CAU, respectively, applicable as from April 1, 2017, with a semiannual non-automatic tariff adjustment mechanism subject to the PPI published by the INDEC19.

This step resulted in TGS executing the 2017 Comprehensive Memorandum of Understanding, which is pending approval by the National Congress and later ratification by the PEN. Once this Memorandum of Understanding is ratified by the PEN, the RTI process will be deemed concluded. Furthermore, on the same date, the 2017 Transitory Agreement was executed with the purpose of making a transitory tariff adjustment to be charged against the RTI; to such effect, ENARGAS Res. No. 4362/17 was issued pursuant to MEyM Res. No. 74/17, which limits the tariff increase resulting from the RTI process and provides for its application in three stages, 58% in April 2017, and the balance in December 2017 and April 2018.

Both the RTI process and the determination of the transitory tariff adjustments provide TGS with a framework to operate the gas pipeline system on a prudential and economically sound basis. So much so that the increases were granted taking into consideration the income necessary to execute a Five-Year Investment Plan that requires a high level of investments which are essential to face operational and maintenance needs. For the five-year period starting on April 1, 2017 and finishing on March 31, 2022, this plan will amount to AR$6,787 million, an approximate average of AR$1,360 million per year for the five-year period, expressed in December 2016 values. This Five-Year Investment Plan was devised by TGS to guarantee the safety and continuity of the natural gas transportation utility service so as to meet the expected higher demand from the system as a result of the development of natural gas reserves.

Later, on October 20, 2017, ENARGAS issued Res. No. 62/2017 calling for a public hearing to discuss a new transitory tariff update to be charged against the tariff increase resulting from the RTI process. This public hearing was held on November 14, 2017, and the resulting increase entered into effect as from December 1, 201720with the issuance of ENARGAS Res. No. 120/17 pursuant to MEyM Res. No. 74/17, which involved an average 78% increase in tariff schemes, including a 15% increase on account of the non-automatic adjustment provided for by ENARGAS Res. No. 4362/17 for the January – October 2017 period. This increase should be deemed charged against the amounts resulting from the Comprehensive Renegotiation Memorandum of Understanding for the License executed by TGS on March 30, 201721.

18 For further information, see section 6.1 ‘Modifications of Natural Gas Price at Wellhead and Tariff Schemes for Consumers’ of this Annual Report.

19 For further information, see section 7.5: ‘RTI Process’ of this Annual Report.

20 For further information, see section 8.6: ‘TGS’ of this Annual Report.

21 For further information, see section 7.5: ‘RTI Process’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 64

Furthermore, on January 31, 2018, ENARGAS Res. No. 247/18 was published in the BO, which called for a public hearing on February 20, 2018 to discuss, if applicable, TGS’ transportation tariff update. To such effect, TGS submitted to ENARGAS a tariff scheme proposal, which would be applicable as from April 1, 2018, with a 42% increase (including a 6.62% PPI-based non-automatic adjustment for the November 2017 – February 2018 period).

Regulations Specifically Applicable to the LPG Business

Household Gas Bottles' Program and Network Propane Agreement

In the domestic market, during 2017 TGS continued participating in several programs developed by the National Government for the supply of propane and butane, such as the program for the supply of butane for gas cylinders at subsidized prices pursuant to Executive Order No. 470/2015, later regulated by SE Res. No. 49/2015 and No. 70/2015 —Household Gas Bottles’ Program and Propane for Grids Agreement—, under which the MEyM issued a set of Res. aimed at regulating the price of propane traded under this program.

The Household Gas Bottles’ Program establishes a maximum reference price for parties involved in the LPG supply chain, in order to guarantee supply to low-income residential users, compelling producers to supply LPG at a set price to fractionation companies, with a defined quota for each of them. Additionally, the payment of a compensation to participating producers is established. Due to its participation in this program, TGS is bound to produce and sell the LPG volumes required by the MEyM at prices ostensibly lower than market prices. As a result of this situation, TGS is forced to adopt the necessary mechanisms to minimize its negative impact.

The sale price for butane and propane traded under the Household Gas Bottles’ Program is determined by the SRH, which during 2017 issued Res. No. 56-E/17 and No. 287-E/17 setting a price of AR$2,568/ton for butane and AR$2,410/ton for propane as from April 2017, and AR$4,302/ton for butane and AR$4,290/ton for propane as from December 1, 2017. Furthermore, compared to fiscal year 2016 and the first quarter of 2017, the price was set by SE Res. No. 70/15 at AR$650/ton. The compensation received by the MEyM is currently AR$550/ton, which has been the compensatory amount since April 2015.

As regards the Propane for Grids Agreement, pursuant to the gradual subsidy reduction path established by the MEyM, on March 31, 2017, Res. No. 74/17 and No. 474/17 were issued providing, effective as from April 1 and December 1, 2017, respectively, an increase in the price of undiluted propane gas for the Propane for Grids Agreement. As from these dates, the price is set at AR$1,267/ton and AR$2,832/ton (under the first Res.), and AR$1,941.20/ton and AR$3,964/ton (under the second Res.), respectively, depending on the client the product is targeted at. These price increases fall within the gradual increase path scheme effective until 2019 provided for by the National Government to reduce subsidies in this area.

Both the Household Gas Bottles’ Program and the Propane for Grids Agreement provide for a compensation to participants’ payable by the National Government, which is calculated as the difference between the price defined by the MEyM and the export parity published by the SRH on a monthly basis. Even though it is not collected timely and in due form, collection terms have improved during fiscal year 2017.

Pampa Energía ● 2017 Annual Report ● 65

Natural Gas Import Financing Charges

As regards Res. I-1982/11 and I-1991/11 issued by ENARGAS, which provided for an approximate 700% increase in the natural gas import financing charge (created by Executive Order No. 2067/08 of the PEN), TGS continued pursuing legal proceedings timely initiated seeking that this charge should be declared unconstitutional and, consequently, that it should not be applied. During 2017, upon the termination of the extension of the injunction passed by the National Judiciary Branch, which suspended the effects of these resolutions as to TGS in 2012, a new six-month term extension was granted, which will terminate in March 2018, when a new extension will be requested.

Although as from April 1, 2016 the MEyM annulled acts regarding the determination of the value of tariff charges by the former Ministry of Federal Planning, Public Investment and Services under Executive Order No. 2067/2008 and instructed ENARGAS to take the necessary measures to quash the application of such charge in bills issued to users, the extension of the injunction is still being requested since this Res. annulled the administrative acts establishing the value of the charge as from its enactment, but contained no provisions on the previously-accrued amounts associated with the charge TGS has not paid relying on the injunction. As regards the lead file, the evidentiary period has concluded, defense statements have been filed, and the pronouncement of judgment is still pending.

This injunction has allowed TGS to continue developing its liquid processing activity without its profitability being substantially reduced by the application of such charge.

Regulations Specifically Applicable to Crude Oil Transportation

In the month of June 2016, the conduction of an RTI was requested to the MEyM as the then-current tariffs were outdated and insufficient to develop a maintenance and investment plan that may guarantee the integrity of facilities, minimize wastages, prevent and detect fraud, and improve energy efficiency towards the evolution of the transportation service in terms of reliability and efficiency. The Enforcement Authority considered OldelVal’s allegations admissible and on March 10, 2017 MEyM Res. No. 49-E/2017 was published in the BO defining a new US$-denominated tariff scheme with an average 34% increase and effective for a term of 5 years as from March 2017.

6.3    Downstream

The Argentine Liquid Fuels Market

In 2017, the domestic liquid fuels market —gasoline and GO— increased by 4.6% compared to 2016, reaching 22.5 million m3.

According to the MEyM, the volume of GO sales in the domestic market increased by 3.0% in 2017, whereas the gasoline market grew by 7.0%, in 2017.

As of December 2017, the CNG market decreased by 1.6% compared to the same month in 2016, with sales volumes amounting to 2.6 million m3, and a 1.05% market share for Pampa’s own gas stations.

Regulations Specifically Applicable to Refining, Transportation, Marketing and Distribution

Pursuant to SRH Res. No. 5/16 published in the BO on June 1, 2016, the SRH regulated the specifications applicable to fuels traded in the national territory, thus superseding SE Res. No. 1,283/06, as amended.

Under SE Res. No. 1,283/06, as amended, the quality parameters and application times established for GO were impossible to apply properly and in a timely manner. This caused major economic damages for the industry and the National Government, and had forced refining companies under the Oil Industry Chamber to file several requests for revision and enhancing proposals.

Pampa Energía ● 2017 Annual Report ● 66

SRH Res. No. 5/16 sets new terms and establishes that the maximum sulfur content allowed in GO grade 2 will be 500 mg/kg for areas with a high population density and 1,500 mg/kg for areas with a low population density, and includes provisions applicable to GO for power generation. Furthermore, as from January 2019, cities with more than 90,000 inhabitants will be deemed high population density areas, and the maximum sulfur content allowed in GO areas with a low population density will be reduced to 1,000 mg/kg. As from January 2022, the distinction between high and low population density areas will be eliminated, and the maximum sulfur content allowed for GO grade 2 will be consolidated at 350 mg/kg. As regards GO grade 3, the maximum sulfur content is set at 10 mg/kg. To meet such parameters, the Res. calls on oil companies to submit to the SRH a detailed schedule of their investment program. Pampa has timely and properly filed this presentation.

Additionally, the Res. provides that the maximum sulfur content in FO will be 7,000 mg/kg. Refineries not meeting this specification should file an adjustment plan. Pampa submitted this plan and the authorities notified it that it was authorized to dispatch FO with a maximum 1% sulfur content from RBB until June 2018.

Main Provisions regarding Maximum Sulfur Content (mg/kg) in Fuels
Current regulation		SE Res. No. 1283/06	SRH Res. No. 5/16
Effective date		Until June 2016	From June 2016	From January 2019	From January 2022
GO Grade 3		10	10	10	10
GO Grade 2	High Population Density Areas[1]	500	500	500(4)	350
	Low Population Density Areas[2]	1,500	1,500	1,000
FO		10,000	7,000(3)	7,000	7,000

1 It comprises the City of Buenos Aires, the districts of Greater Buenos Aires, the cities of Rosario, Mar del Plata and Bahía Blanca, and all the capital cities of provinces with the exception of Rawson, Río Gallegos and Ushuaia. 2 Rest of the country not included in (1). 3 Refineries not meeting this specification should file an adjustment plan to meet the sulfur maximum limit within a term of 24 months. 4 It includes cities with more than 90,000 inhabitants

Besides, in January 2017 Pampa executed the ‘Agreement for the transition to international prices in the Argentine hydrocarbon industry’ fostered by the MEyM, which was entered into by the main producing and refining companies of the country22. The Agreement was in force for a term of 12 months as from January 1, 2017, and sought to lay the bases for reaching parity between domestic prices and international market prices in 2017. Among the Agreement’s highlights, refining companies committed to make crude oil purchases to domestic producers for volumes equivalent to those acquired in 2014, following a decreasing price path stipulated in the Agreement until reaching the price convergence. Refining companies undertook to keep gas pump sales prices subject to a quarterly review scheme which contemplated the evolution of crude oil and biofuel prices, and the reference exchange rate. However, this agreement was suspended by the MEyM as from October 1, 2017.

Furthermore, on June 7, 2017 SRH Res. No. 75-E/17 was published, which modifies the Regulation applicable to the Household Gas Bottles’ Program regarding ‘Maximum Reference Prices’ and ‘Producers’ Compensation’ seeking that LPG’s final price to consumers be consistent with the total actual economic costs of the activity through its different stages, to such effect modifying the guidelines set by SE Res. No. 49/15. On November 30, 2017 SRH Res. No. 287-E/2017 was issued, which provided for a new increase in LPG prices.

Finally, on October 31, 2017, MEyM Res. No. 415-E/17 was published in the BO; this resolution amends the procedure for the determination of the purchase price for corn and sugarcane based bioethanol to be blended with gasoline for automotive use, which involved a decrease in the purchase cost of it as a raw material which should make up 12% of the volume of gasoline for automotive use traded in the Argentine territory.

22 For further information, see section 6.1: ‘Regulations Specifically Applicable to the Crude Oil Market’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 67

7.   Relevant Events for the Fiscal Year

7.1    Generation Segment’s Relevant Events

Increase in the Remuneration Scheme for Legacy Capacity23

On January 27, 2017, SEE Res. No. 19E/17 was published in the BO. This resolution annulled the remuneration scheme established by SE Res. No. 22/16, but without abrogating SE Res. No. 95/13 and its amending provisions; therefore, the purchase and dispatch of fuels remains centralized in CAMMESA. The new remuneration system establishes a US$-denominated remuneration for power capacity and non-fuel energy applicable as from February 1, 2017, with gradual increases until November 1, 2017, as well as the elimination of remunerations in the form of receivables.

Startup and Commercial Commissioning – Public Tender under SEE Res. No. 21/2016

Under the PPAs executed with CAMMESA as awardee under the Open Call to Companies interested in Offering New Generation Capacity pursuant to SEE Res. No. 21/2016, CAMMESA granted the commercial commissioning of the GT05 gas turbine as from August 5, 2017 at 12.00 am. The project, which consisted of the installation of a new 105 MW high-efficiency GT in CTLL, increased the capacity of this plant to 750 MW and required an approximate US$90 million investment.

It is worth highlighting that the new GE GT05 turbine is the same model as the GTs installed in CTLL (GT04) and in CTG (GT01), which have been developed with the latest technology allowing for maximum efficiency and versatility, with the possibility to reach maximum load in only 10 minutes and much reduced maintenance times.

On August 31, 2017, CAMMESA granted CTPP’s commercial commissioning. The project, which consisted of the construction of a new power plant in the Pilar Industrial Complex (located at Pilar, Province of Buenos Aires), was made up of 6 cutting-edge high-efficiency Wärtsilä engines with a total 100 MW power capacity and the possibility to run on natural gas or, alternatively, FO. CTPP’s investment reached approximately US$103 million.

Lastly, on December 22, 2017, CAMMESA granted CTIW’s commercial commissioning. The project, with the same characteristics as CTPP, consisted of the construction of a new thermal power plant next to CPB, located in Bahía Blanca, Province of Buenos Aires. The project required an approximate US$90 million investment.

It is worth pointing out that mentioned projects’ commercial commissioning were achieved on schedule or before the terms stipulated in the PPA, as from which time the applicable supply obligations entered into effect.

23 For further information, see section 5.1: ‘SEE Res. No. 19/17: Current Remuneration Scheme for Legacy Capacity’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 68

Public Tender for New Energy Efficiency Projects and Award of the Closing to CC Project in CTGEBA

Pursuant to SEE Res. No. 287/17, published in the BO on May 10, 2017, a calling was opened for companies interested in developing projects for co-generation and the closing to CC over existing equipment, with no limits on the power capacity to be installed. The projects should be highly efficient and the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary expansions would be borne by the bidder. Furthermore, awarded projects would be remunerated under a US$-denominated supply agreement to be executed with CAMMESA for a term of 15 years.

On October 18, 2017, SEE Res. No. 926-E/2017 was published, whereby, under the call for co-generation and closing to CC projects, the MEyM selected the projects for the execution of PPAs with CAMMESA.

Genelba Plus’ closing to CC, which adds an incremental capacity of 383 MW to CTGEBA’s current facilities owned by the Company, is among the twelve selected projects, which altogether add more than 1.8 GW of power capacity to the system.

The project consists of the installation of a new GT and a new ST, as well as other enhancement works over the current Genelba Plus GT, which altogether will complete the second CC at CTGEBA, with a total gross power capacity of 552 MW and a 52% efficiency. The project will require a US$360 million investment budget, and the Siemens and Techint consortium will be responsible for the supply of the equipment, as well as for the construction and commissioning of the project on a turnkey basis. Its commissioning at open cycle is expected for the second quarter of 2019, and as closed cycle for the second quarter of 2020. The PPA will be effective for a term of fifteen years and will be remunerated at a fixed price of US$20,500/MW-month and a variable price of US$6/MWh.

Along with this expansion, CTGEBA, which is located in Marcos Paz, Province of Buenos Aires, will have two combined cycles and will reach an installed capacity of 1.2 GW. Currently, it generates electric energy with a 674 MW CC and a 169 MW Genelba Plus GT, where the project will be conducted.

RenovAr 2 Program Public Tender24

Pursuant to MEyM Res. No. 275-E/2017 published in the BO on August 17, 2017, the MEyM launched the ‘RenovAr Program (Round 2)’ National and International Open Call aim at contracting of electric energy from renewable sources within the WEM aiming to install power capacity for up to 1.2 GW, taking into consideration the source, power capacity, technology and region, with a maximum price for each specific technology.

Pampa submitted two wind farm projects in the Province of Buenos Aires for a total capacity of 81 MW, neither of which was awarded.

Development of Two New WFPs at Pampa Energía

On January 30, 2018, Pampa announced the construction of two new wind farms in the Province of Buenos Aires, which together will reach an aggregate installed capacity of 100 MW and will require an approximate US$140 million investment. These projects will be developed under the new regulatory framework for the MAT ER1, whereby CAMMESA granted a dispatch priority for Pampa’s projects, Pampa Energía WFP and De la Bahía WFP, targeted at the GU segment under energy supply agreements between private parties.

24 For further information, see section 5.1: ‘Measures for the Promotion of Renewable Energy Projects’ of this Annual Report.

25 For further information, see section 5.1: ‘MAT ER25 of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 69

The priority allocation of 28 MW for De la Bahía WFP and of 50 MW for Pampa Energía WFP will ensure dispatch for both wind farms and therefore, will guarantee the provision to our clients who have chosen to meet their obligation of fulfilling electricity demand through renewable sources with energy coming from our wind farms.

The Pampa Energía WFP will be placed nearby the Corti WFP, with an installed capacity of 100 MW, which is located 20 kilometers (12 miles) from the City of Bahía Blanca and will be commissioned in May this year. Moreover, the De la Bahía WFP will be built in the Coronel Rosales area, 25 kilometers (16 miles) from Bahía Blanca. The wind quality in both projects’ areas should be highlighted, which is conducive to a load factor higher than 50%. Furthermore, 15 wind turbines are scheduled to be installed in each farm.

The new 100 MW capacity to be developed, in addition to the Corti WFP which is currently under construction, adds up, as of the date hereof, 200 MW of power capacity from renewable sources developed by Pampa. Thus, once all expansion projects are commissioned, Pampa Energía will contribute a total installed capacity of 4.4 GW to the SADI.

Execution of the Energy Supply Agreement under the 2014 Agreement for the Increase of Thermal Generation Availability26

On July 14, 2017, CTLL and CAMMESA entered into the supply agreement under Res. No. 220/07 issued by the former SE for the new 105 MW high-efficiency gas turbine, which was commissioned on July 15, 2016.

The agreement stipulates a US$16,900/MW-month remuneration for available power capacity and a US$7.6/MWh variable price for a power capacity of 79.35 MW, which represents 75.6% of the turbine’s capacity, retroactively as from its commercial commissioning. The remaining 24.4% capacity will continue to be remunerated under SEE Res. No. 19-E/2017.

Technical Problem at CTGEBA

On September 22, 2017, a technical problem occurred in one of the two GTs in CTGEBA’s CC. Consequently, the CC generation capacity was reduced by 50%, operating with a 337 MW power capacity. Moreover, all applicable claims were filed and notices were given to the corresponding insurance companies.

The Company worked on the failure together with the generator’s manufacturer, Siemens, and a new unit was installed in early January 2018, thus recovering 100% of the CC generation capacity.

7.2    Transener’s Relevant Events27

RTI

On January 31, 2017, the ENRE issued Res. No. 66/17 and No. 73/17, which established the tariffs effective during the 2017/2021 five-year period and granted a 1185% increase for Transener and a 1332% increase for Transba28. Furthermore, the ENRE established the mechanism for adjusting the remuneration, the service quality and penalties system, the reward system and the investment plan to be executed by both companies during such period.

26 For further information, see section 5.1: ‘Agreement to Increase Thermal Generation Availability’ of this Annual Report.

27 For further information, see section 5.2: ‘Transener’s Tariff Situation’ and ‘RTI’ of this Annual Report.

28 Percentages do not include the IVC remuneration.

Pampa Energía ● 2017 Annual Report ● 70

Motion for Reconsideration of the Integral Tariff System Applicable for the 2017 - 2021 Period

Due to the differences between the several tariff proposals submitted under the RTI process initiated by the ENRE and the granted tariff schemes, on April 7 and 21, 2017, Transener and Transba, respectively, filed a Motion for Reconsideration and Appeal against ENRE Res. No. 66/17, 84/17 and 139/17, and 73/17, 88/17 and 138/17, whereby the ENRE approved the tariff system applicable to Transener and Transba, respectively, for the 2017/2021 period. In consolidated terms, the Motion for Reconsideration mainly requested an additional 50% increase in the granted capital base, and a 28% increase in regulatory revenues.

On October 31, 2017, Transener was served notice of ENRE Res. No. 516/2017 and 517/2017, whereby this regulatory body partially upheld the motions for reconsideration filed in April 2017 against the RTI resulting from ENRE Res. No. 66/2017 and 73/2017 for Transener and Transba, respectively. The notified Res. establish new tariff schemes for Transener and Transba, applicable retroactively to February 1, 2017, which represent a 4% capital base increase and an 8% regulatory revenues increase compared to the amounts granted under the RTI conducted in February 2017.

Both companies are currently filing administrative appeals against these resolutions.

Semiannual Remuneration Update

On December 15, 2017, the ENRE issued Res. No. 627/2017 and 628/2017, which adjusted Transener and Transba’s remunerations by 11.35% and 10.96%, respectively, for the December 2016 – June 2017 six-month period, retroactively as of August 1, 2017.

Furthermore, on February 19, 2018, the ENRE issued Res. No. 37/18 and No. 38/18 adjusting Transener and Transba’s remunerations by 24.41% and 23.62%, respectively (both including a 0.2% X Factor29 adjustment), for the December 2016 – December 2017 period applicable on the remuneration scheme as of February 2017.

Transener and Transba’s Instrumental Agreement

On June 19, 2017, CAMMESA made its final disbursement under the Loan Agreements executed with Transener and Transba, thus offsetting all credits for cost variations recognized under the Instrumental Agreement, the Renewal Agreement and its Addendum, as well as the Agreement executed on December 26, 2016.

Amendment to the Technical Assistance Agreement

On December 14, 2017, Transener’s Board of Directors approved an amendment to the Technical Assistance Agreement for the operation, maintenance and administration of the high-voltage electric energy transportation system, originally entered into on November 9, 1994, the parties to which, after several assignments, substitutions and executed transactions, are Transener, Transelec and ENARSA, the two latter acting as Operators. In this sense, it was informed that the amendment consisted of a reduction on fees payable by Transener to Operators for the 2017 and 2018 contract periods.

It is worth pointing out that prior to the approval by the Board of Directors, Transener’s Audit Committee rendered a favorable opinion on the proposed amendment on considering that the transaction was in line with the normal and regular market conditions pursuant to Sections 72 and 73 of Law No. 26,831.

29 Factor stimulating efficiency which transfers cost reductions to users.

Pampa Energía ● 2017 Annual Report ● 71

7.3    Edenor’s Relevant Events

RTI Process30

On February 1, 2017 ENRE Res. No. 63/17 was published in the BO, which approved Edenor’s new tariff scheme for the following five-year period, effective as from February 1, 2017. If the increase had been implemented in a single installment, it would have reached 98%; however, the MEyM provided that its application would be limited and applicable in three stages during 2017: 42% over the VAD effective as of the date of issuance of such Res., an incremental 19% in November 2017, and the last stage, an incremental 17% in February 2018. Additionally, the ENRE will recognize Edenor the VAD difference resulting from the gradual tariff increase recognized under the RTI in 48 installments payable as from February 1, 2018, which were incorporated into the resulting VAD value as of that date. Furthermore, the ENRE published Rectification No. 92/17 establishing 9 classification levels for residential users instead of 7.

On March 28, 2017, the Secretariat of the International Centre for Settlement of Investment Disputes (‘ICSID’) put on record the discontinuation of the arbitration proceeding brought in August 2003 by EDF International and EASA, Edenor’s majority and controlling entity shareholder at that time31, regarding the breach of Edenor’s concession agreement resulting from the enactment of Public Emergency and Exchange Rate Regime Reform Law No. 25,561.

The waiver by the claimants was a condition stipulated in Edenor’s Contract Renegotiation Memorandum of Understanding which should be met after the issuance of the tariff scheme resulting from the RTI and approved pursuant to ENRE Res. No. 63/17 and Rectification No. 92/17, effective as from February 1, 2017.

Remuneration Semiannual Update and CPD Increase32

On October 31, 2017, Edenor was informed through ENRE Note No. 128,399 that the MEyM instructed it to defer until December 1, 2017 the application of the 18% tariff increase over the VAD, scheduled in the RTI for November 1, 2017, and that this increase should be recognized in real terms pursuant to the RTI adjustment mechanism provided for by ENRE Res. No. 63/2017.

Furthermore, as regards the deferral in the implementation of the mechanism for monitoring CPD variations which, according to the RTI, should have been applicable since August 2017, it is instructed that, for its recognition in real terms, this item will apply as from December 1, 2017, to such effect also using the above-mentioned adjustment mechanism. In August 2017, after verifying the activation of the trigger clause, Edenor requested the application of the CPD variation for the first control semester (January-June 2017), which amounted to 11.6%.

On November 30, 2017, ENRE Res. No. 603/17 was issued, which approved Edenor’s new tariff scheme for consumptions as from December 1, 2017, based on the new values set by the SEE for the electric power Reference Seasonal Price and the projected 18% VAD increase approved by the RTI on February 1, 2017, plus the semiannual 11.6% adjustment as of August 2017 which had been deferred until December 2017. That, together with the new prices for the energy, represented an average 66.3% increase in the tariff’s final values for T1 category users, an average 58.1% increase for T2 category users; an average 48.5% for T3 category users, and an average 63.4% for the AP category.

Finally, ENRE Res. No. 33/18 issued on January 31, 2018 published a new tariff scheme, effective as from February 1, 2018, which applies the new seasonal prices, the last 17.8% VAD increase and the 22.5% CPD update corresponding to the August 2017 – January 2018 six-month period accumulated since January 2017, and provides for the collection in 48 installments of the deferred amount resulting from its gradual application during 2017. The 22.5% CPD contemplates the -2.51% E factor stimulating efficiency.

30 For further information, see section 5.3: ‘RTI’ of this Annual Report.

31 CTLL is currently the continuing company after EASA’s merger through absorption.

32 For further information, see section 5.3: ‘RTI’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 72

Regulatory Assets and Liabilities Situation

On April 26, 2017, Edenor was notified that the MEyM had provided that, upon the termination of the RTI process by the SEE and with the participation of the Sub secretariat of Tariff Policies Coordination and the ENRE, they should determine, within a 120-day term, the existence of outstanding obligations related to the Memorandum of Understanding executed on February 13, 2006 until the entry into force of the tariff schemes resulting from the RTI in February 2017. In such case, the SEE would have an additional 60-day term to determine the treatment to be given to such obligations.

On May 11, 2017, Edenor submitted the report of damages with values updated as of January 31, 2017, estimating a total amount for all claims resulting from the breach of the Memorandum of Understanding, net of the amounts received during the analyzed time frame (SE Res. No. 250/12 and 32/15, and MEyM Res. No. 7/16). Furthermore, Edenor details the amount of regulatory liabilities taken on as a result of the tariff lag and the damage to Edenor’s economic and financial situation.

As of the issuance of this Annual Report, the SEE has not rendered judgment on the treatment to be given to regulatory assets and liabilities.

Recognition of Edenor’s Investments

On October 4, 2017, SEE Res. No. 840-E/2017 was published in the BO, which recognized the amount of AR$323 million in consideration of works performed before the termination of the FOCEDE Trust timely implemented to administer the funds generated as a result of the application of ENRE Res. No. 347/1233.

Its implementation is conditional upon Edenor waiving all administrative and/or legal claims it may have already brought, as well as any other future claims against the National Government, the MEyM, the SEE, the ENRE and/or CAMMESA associated with the FOCEDE. In this respect, on October 9, 2017, Edenor declared that it had no administrative or legal claims against these bodies regarding the stated case, on considering that the direct appeal filed in 2015 by Edenor against ENRE Res. No. 356/2014 —which imposed a penalty for the failure to timely apply FOCEDE’s remaining funds— is not covered by this requirement.

Corporate Reorganization: Merger of CTLL, EASA and IEASA

On December 7 and 22, 2016, the Board of Directors of CTLL, EASA and IEASA, this latter being EASA’s majority shareholder, resolved to initiate all necessary tasks and procedures for the merger through absorption of CTLL, as absorbing company, with EASA and IEASA, as absorbed companies, effective as from January 1, 2017.

In analyzing this reorganization and in order for the process to be viable, on March 27, 2017 EASA’s Extraordinary General Meeting of Shareholders decided to capitalize all Series A and B Discount CBs issued on July 19, 2006 and maturing in 2021. The capitalization was accepted by Pampa Inversiones S.A., a subsidiary of Pampa, in its capacity as sole holder.

EASA, IEASA and CTLL’s board of directors, in their meeting held on March 29, 2017, approved the merger conditional upon obtaining the necessary approvals by the shareholders’ meeting and regulatory authorities. In furtherance of the applicable regulations, on March 30, 2017 Edenor and EASA filed a request for authorization before the ENRE.

On May 18, 2017, the extraordinary meetings of shareholders were held, which resolved to call for an adjournment in the merger discussions subject to its approval by the ENRE; meetings were resumed on June 16, 2017, although deferring the consideration of the merger as the prior authorization by the ENRE had not yet been obtained. On August 11, 2017, through Board of Directors Res. No. 347, the ENRE decided, by a majority of votes, to deny the merger authorization request filed by CTLL. CTLL appealed this Res. before the SEE timely and in due form as it considered it did not conform to law. Finally, on December 25, 2017, the MEyM issued Res. No. Resol-2017-501-APN-MEM, in which the MEyM authorized the merger.

33 For further information, see section 5.3: ‘ENRE Res. No. 347/12’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 73

On January 18, 2018, CTLL, EASA and IEASA’s respective extraordinary general meetings of shareholders resolved to approve the merger of CTLL —as absorbing company— with EASA and IEASA —as absorbed companies— under the terms of the Pre-Merger Commitment executed on March 29, 2017 and the Merger Prospectus published on May 8, 2017.

7.4    Oil and Gas Segment’s Relevant Events

Investment Agreement with YPF for Rincón del Mangrullo Block

On August 1, 2017, YPF, in its capacity as operator and concessionaire of Rincón del Mangrullo block, agreed with the authorities of the Province of Neuquén the terms and conditions for the awarding of an unconventional exploitation concession in the block, which it develops jointly with Pampa34, each company holding a 50% interest.

Pursuant to this agreement, the Province of Neuquén extends the exploitation concession for a term of 35 years in consideration of an investment commitment in the amount of US$150 million on a pilot unconventional gas program aiming to continue developing the Mulichinco formation (tight gas), and to explore the potential of Las Lajas (tight gas) and Vaca Muerta (shale gas) formations. Pampa only takes part in the tight gas development in the block and, therefore, its commitment amounts to 30% of the whole investment. It is worth highlighting that it is the first time that horizontal wells have been drilled in the block, a technique in which our partner YPF has plenty of experience gained in other unconventional blocks in Neuquén where it operates.

New Natural Gas Prices within the PIST35

MEyM Res. No. 74/17 and 474/17 established new PIST prices for natural gas for the residential segment and CNG effective as from April and December 2017, respectively.

Under MEyM Res. No. 212/16, which provided for a gradual and predictable path to reduce subsidies to diminish the gap between natural gas costs and prices/tariffs, the second and third staggered increases were applied, preserving the savings incentives, the limits on increases defined by MEyM Res. No. 129/16, and the social tariff category.

Unconventional Gas Plan36

On March 6, 2017 MEyM Res. No. 46-E/2017 was published in the BO, which created the Unconventional Gas Incentive Program seeking to encourage investments for the production of natural gas from unconventional reservoirs in the Neuquina basin effective from its publication to December 31, 2021. This program provided for a compensation mechanism for each beneficiary company of the unconventional gas volume —either tight or shale— produced in the Neuquina basin, which was calculated based on a minimum price guaranteed by the program and the total weighted-average price of gas sales by each company to the domestic market.

However, on November 2, 2017, MEyM Res. No. 419-E/2017 was published in the BO, which amends the terms and conditions provided for by MEyM Res. No. 46-E/2017. The new Res. measures the Initial Production and classifies concessions into undeveloped, or Pilot, and developing, with an Initial Production equal to or higher than 500,000 m3/day. Undeveloped concessions applying for the incentive may obtain a guaranteed minimum price for their whole production provided they meet certain requirements. Developing concessions may only apply for the benefit for the incremental portion of their Initial Production. The reference price for the incentive will be calculated using the domestic market’s weighted average reported by the MEyM’s SRH.

34 Petrolera Pampa’s continuing company. For further information, see section 7.8 of this Annual Report.

35 For further information, see section 6.1: ‘Modifications of Natural Gas Price at PIST and Tariff Schemes for Consumers’ of this Annual Report.

36 For further information, see section 6.1: ‘Regulations Specifically Applicable to the Gas Market’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 74

As of the issuance of this Annual Report, the Company is analyzing the impact of, and its participation in the above-mentioned program.

Award of Unconventional Hydrocarbon Exploration License

Under Public Tender No. 1/2017 – Fifth Round for the selection of companies interested in the exploration, development and eventual exploitation of blocks located in the Province of Neuquén granted in concession to GyP, on November 1, 2017 GyP’s board of directors awarded the offer submitted by the Company for the Las Tacanas Norte block.

Las Tacanas Norte block has a 120 km2 area and borders El Mangrullo block currently operated by the Company. The awarded offer consists of the drilling of 8 wells targeting the Vaca Muerta formation and other exploratory studies. The exploration license is granted for a 4-year term (2018-2021).

Termination of Petrolera Pampa’s Service at Medanito La Pampa Block

Pursuant to the stipulations of the offer made to Pampetrol SAPEM, the provision of operating services whereby Pampa, as Petrolera Pampa’s continuing company, performed hydrocarbons exploitation activities in Medanito La Pampa block, in the Province of La Pampa, terminated on October 28, 2017. The company performed all its obligations under the offer, returned the facilities as and when required and in an operating status, and provided all the applicable environmental documentation.

Suspension of the Producers and Refiners’ Agreement37

On September 22, 2017, through Note No. 21505927/2017, the MEyM notified the signatories to the Producers and Refiners’ Agreement of its suspension as from October 1, 2017. Going forward, the domestic price of crude oil barrel to be used as raw material for refining and gas pump prices would be determined based on domestic market rules. This agreement had established a gradual convergence path for the domestic crude oil price until achieving parity with international markets, as well as a price adjustment mechanism for the gas pump prices of refined products.

7.5    TGS’ Relevant Events

RTI Process38

As regards the RTI, on March 30, 2017 ENARGAS issued Res. No. I-4362/17 approving:

      i.        A new transitory tariff scheme applicable to TGS which, if granted in a single installment as from April 1, 2017, would have represented a 214.2% and 37% increase in the natural gas transportation utility service and the CAU, respectively, thus amounting the annual regulatory revenues to AR$8,400 million;

     ii.        The granted regulatory asset base amounts to AR$31,874 million as of December 2016, and the after-tax regulatory return amounts to 8.99%;

37 For further information, see section 6.1: ‘Agreement for the Transition to International Prices in the Argentine Hydrocarbon Industry’ of this Annual Report.

38 For further information, see section 6.2: ‘Regulations Specifically Applicable to Gas Transportation’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 75

    iii.        A Five-Year Investment Plan to be developed by TGS between April 2017 and March 2022 in the approximate amount of AR$6,786 million, an investment level up to 4 times higher than that for this business segment in the last 5 years; and

   iv.        A semiannual non-automatic tariff adjustment mechanism subject to the PPI published by the INDEC.

Furthermore, as regards the tariff scheme, on the same day MEyM issued Res. No. 74/17 pursuant to the 2017 New Transitory Agreement entered into by TGS and the National Government, which provides for a limitation on the tariff increase resulting from the RTI process and its application in three stages. The first stage, effective as from April 1, 2017, involves an average 58% tariff increase and represents a 6% increase in residential users’ final bill. The remaining tariff increases would be granted as from December 1, 2017 and April 1, 2018.

Afterwards, on November 30, 2017, ENARGAS issued Res. No. 120/17 granting TGS an average 78% increase in tariff schemes applicable to the natural gas transportation utility service and the CAU, effective as from December 1, 2017. This increase, which should be charged against the RTI, represented an approximate 9.5% increase for end users. Furthermore, it should be pointed out that this included a 15% increase corresponding to the non-automatic adjustment provided for by ENARGAS Res. No. 4362/17 for the January – October 2017 period.

Finally, in the public hearing held on February 20, 2018, TGS submitted to ENARGAS a tariff scheme proposal, which would be applicable as from April 1, 2018, with a 42% increase (including a 6.62% PPI-based non-automatic adjustment for the November 2017 – February 2018 period). As of the date of release of this Annual Report, the regulatory entity has not published any Res. in this respect.

Renewal of Technical, Financial and Operational Service Contract

On December 14, 2017, TGS’ board of directors approved the renewal of the Technical, Financial and Operational Service Contract (which was originally dated in 1992) between TGS and Pampa Energía as Technical Operator. As evidenced by ENRG GAL/GDyE/GT/D Note No. 11025 dated November 8, 2017, no findings were made by ENARGAS.

In furtherance of Section 72 of Law No. 26,831, TGS’ Audit Committee sought the opinion of two independent professionals and issued a statement concluding that the terms of the above-mentioned service may be deemed reasonably appropriate under normal and regular market conditions.

7.6    News from R&D segment

Increase in Fuel Prices at Gas Pump

Producers and Refiners’ Agreement

Pursuant to the Producers and Refiners’ Agreement fostered by the MEyM and to which Pampa adhered together with the main companies in this sector, the Company has made the following adjustments in its gasoline and GO prices:

•         An 8% increase on January 12, 2017;

•         A 2.6% decrease, only applicable to GO, on April 5, 2017;

•         A 7% and 6% increase, respectively, on July 3, 2017.

Pampa Energía ● 2017 Annual Report ● 76

This agreement was suspended as from October 1, 201739. Consequently, on October 23, 2017, the Company increased its prices for Podium gasoline by 12%, for high-grade gasoline and Diesel Podium by 10%, and for GO by 9%.

Bioethanol Price Adjustment

On October 31, 2017, MEyM Res. No. 415-E/2017 was published in the BO, which modifies the procedure to determine the purchase price for corn and sugarcane based bioethanol to be blended with gasoline for automotive use. This modification results in a decrease in the purchase costs of bioethanol, a raw material which should make up 12% of the volume of gasoline for automotive use traded in the Argentine territory.

Therefore, on November 4, 2017 Pampa accompanied the measure adopted by major market players and implemented a 1.5% reduction in suggested gasoline prices at GS, thus transferring this cost reduction to end consumers, except in the Provinces of Chubut and Santa Cruz.

Alignment with Market Prices

The Company continued accompanying market fuel price increases with the following adjustments in gasoline and GO prices:

•         A 6% increase on December 4, 2017;

•         A 5% increase on January 18, 2018; and

•         A 2.8% and 3.4% increase on February 7, 2018.

7.7    Strategic Divestments

Sale of Assets from the R&D Segment

On December 7, 2017, Pampa executed with Trafigura, one of the major global commodity traders and the operator of more than 3,000 GS worldwide through Puma Energy, an agreement for the sale of a set of assets related to the Company’s R&D segment subject to the fulfillment of certain precedent conditions. The assets subject-matter of the transaction are as follows:

      i.        The RBB plant, located in Bahía Blanca, Province of Buenos Aires;

     ii.        The lubricants plant, located in the district of Avellaneda, Province of Buenos Aires;

    iii.        The Caleta Paula reception and dispatch plant, located in the Province of Santa Cruz; and

   iv.        The network of GS currently operated under Petrobras brand.

It is worth highlighting that, due to its strategic and operative utility, the Dock Sud storage facility is excluded from the transaction, as well as the Company’s stake in Refinor.

The transaction price amounts to US$90 million and includes the regular working capital of the business, subject to the customary closing adjustments.

39 For further information, see section 7.4: ‘Suspension of the Producers and Refiners’ Agreement’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 77

Sale of Oil Assets from the E&P Segment

On January 16, 2018, Pampa executed with Vista Oil & Gas an agreement to sell its direct interests of 58.88% at PELSA, 3.85% at Entre Lomas, Bajada del Palo and Agua Amarga blocks, and 100% at Medanito S.E. and Jagüel de los Machos blocks.

The sale price is US$360 million, subject to standard adjustments for this type of transactions; moreover, the closing is subject to compliance of certain precedent conditions, including the approval of Vista Oil & Gas’ shareholders meeting.

7.8    Corporate Reorganization

New Corporate Reorganization Process

As from the acquisition of Petrobras Argentina, Pampa initiated a corporate reorganization process aiming to simplify and maximize the efficiency of the Company’s structure, derive significant operative efficiency, benefit from optimized use of available resources and the streamlining of technical, administrative and financial structures, among other improvements.

In this sense, on June 26, 2017, Pampa’s Board of Directors instructed the Company’s Management to start the procedures to evaluate the benefits of a merger through absorption process between Pampa, as absorbing company, and certain companies of the group, including CTG, CTLL, CPB and EG3, as absorbed companies, effective as from October 1, 2017.

Furthermore, on September 22, 2017, the Company resolved to incorporate Petrolera Pampa into this corporate reorganization process. Consequently, subject to obtaining the corresponding corporate and regulatory approvals, Pampa, in its capacity as absorbing company, will incorporate by a merger through absorption process the following companies of the economic group (Pampa’s direct and indirect interests are shown in parentheses):

•         Petrolera Pampa (49.5%);

•         CTLL (90.4%);

•         CTLL (100%);

•         EG3 (100%);

•         Bodega Loma la Lata S.A. (100%);

•         Inversora Diamante S.A. (91.6%);

•         Inversora Nihuiles S.A. (90.3%);

•         Inversora Piedra Buena S.A. (100%); and

•         Pampa Participaciones II S.A. (100%).

Finally, on December 21, 2017, Pampa, Petrolera Pampa, CTLL and CTG’s boards of directors approved the corporate reorganization conditional upon obtaining the corresponding corporate and regulatory approvals. This merger will be effective as from October 1, 2017, subject to the corresponding registration of the merger and dissolution without liquidation of the absorbed companies with the Public Registry of Commerce. Moreover, these boards of directors decided to approve, among other items and conditional upon obtaining the corresponding corporate and regulatory approvals, the following merger exchange ratios:

      i.        Regarding the 50.46% capital stock of Petrolera Pampa that is not directly or indirectly owned by Pampa, as both shares are subject to the public offering system and listed in ByMA, setting an exchange ratio of 2.2699 Pampa’s Shares for each Petrolera Pampa’s common share in book-entry form with a par value of AR$1 and entitled to one vote per share, a calculation based on the volume-weighted average price of Pampa and Petrolera Pampa’s shares traded over the last six calendar months, determined retroactively as from the closing of operations on September 22, 2017, which will imply the issuance of 136.7 million Pampa’s Shares;

     ii.        Regarding the 9.58% capital stock of CTG that is not directly or indirectly owned by Pampa, an exchange ratio of 0.6079 Pampa’s common shares in book-entry form for each CTG’s common share in book-entry form with a par value of AR$1 and entitled to one vote per share, which will imply the issuance of 5.6 million Pampa’s Shares;

Pampa Energía ● 2017 Annual Report ● 78

    iii.        Regarding the 8.40% capital stock of Inversora Diamante S.A. that is not directly or indirectly owned by Pampa, an exchange ratio of 0.1832 Pampa’s Shares in book-entry form for each Diamante S.A.’s common share in book-entry form with a par value of AR$1 and entitled to one vote per share, which will imply the issuance of 0.7 million Pampa’s Shares;

   iv.        Regarding the 9.73% capital stock of Inversora Nihuiles S.A. that is not directly or indirectly owned by Pampa, an exchange ratio of 0.2644 Pampa’s Shares in book-entry form for each Inversora Nihuiles S.A.’s nominative non-endorsable common share with a par value of AR$1 and entitled to one vote per share, which will imply the issuance of 1.3 million Pampa’s Shares; and

    v.        As regards other companies involved, no exchange ratio is needed since they are 100% directly or indirectly controlled by Pampa.

Therefore, once all the corresponding regulatory and corporate approvals are obtained, the merger transactions are duly registered with the Public Registry of Commerce, and upon the conclusion of the corporate reorganization process initiated in November 2016 with the merger through absorption of former Petrobras Argentina, the capital stock will be composed of 2,082.7 million Pampa's Shares, representing a 7.4% dilution.

Status of the Merger with Petrobras Argentina

On February 28, 2018, Pampa informed the market of the current status of the proceedings before the CNV regarding the merger between the Company and Petrobras Argentina, PEISA and Albares, as required by the CNV on February 27, 2018, as a result of a public information request submitted by a shareholder of Petrobras Argentina to the CNV.

It is worth highlighting that on July 27, 2016, Pampa indirectly acquired 67.1933% of Petrobras Argentina's capital stock and voting rights. As a result of the purchase, in accordance with Capital Market Act No. 26,831, articles 87 and following ones and CNV regulations, Section II, Chapter II, Title III (T.O. 2013) regarding mandatory tender offers on account of change of control and acquisition of significant indirect interest, Pampa was forced to launch a MTO and, simultaneously, it launched the Exchange. In order to move the Offers forward and in accordance with the applicable regulations, Pampa submitted the request for approval of the Offers before the CNV, which processed the request in file No. 1889/16: ‘Pampa Energía S.A. regarding MTO and Exchange of Petrobras Argentina S.A.’, obtaining consent by the CNV’s Board on September 23 and 28, 2016.

On October 6, 2016, Pampa launched the Offers, which closed on November 15, 2016. Only 9.6% of Petrobras Argentina’s capital stock did not take part in the Offers. Moreover, from the total minority shareholders of Petrobras Argentina that voluntarily participated in the domestic Offers, 85% decided to sell their holdings in cash according to the MTO, and only 15% decided to exchange their shares of Petrobras Argentina for Pampa’s Shares under the terms of the Exchange.40. We would like to clarify that there weren’t any legal or administrative restrictions in place either at the Offers’ closing date or thereafter.

After the closing of the Offers’ process and totally independently from it, the Company’s Board of Directors decided to approve the merger at its meetings held on December 7 and 23, 2016, setting the effective date of merger as of November 1, 2016 (date as from which Pampa and Petrobras Argentina operate as a single entity), all subject to the corresponding shareholders’ meeting resolutions and the respective approvals from the regulatory authorities. On January 13, 2017, the CNV proceeded to consent the filing and let the course of action to carry out the public offering of Pampa’s Shares to be issued as a result of the merger, a necessary step for the Company to continue with the merger process through the publication of the Merger Prospectus.

Subsequently, on February 16, 2017, the shareholders’ assemblies of the involved companies approved the merger. It is worth highlighting that the decision was approved by the favorable vote of 99.99% of Pampa’s capital stock and votes and 92.98% of the capital stock and votes of Petrobras Argentina.

40 Corresponding to a ratio of 0.5253 Pampa’s common shares per each Petrobras Argentina’s common share.

Pampa Energía ● 2017 Annual Report ● 79

After making the corresponding legal disclosures and once the creditors’ opposition period ended without any manifestation against the merger, on April 19, 2017 the Final Merger Agreement was executed pursuant to the procedures set forth in Section 83 of Argentine General Business Organizations Law. After different findings were made in the merger and dissolution filings, the Company fully complied with all the findings and considerations received from the CNV, the only outstanding matter being CNV’s prior administrative consent, a formality that allows the filing to be registered with the Argentine Public Registry.

In this sense, the CNV informed us that Argentine Federal Criminal and Correctional Court No. 11, Clerk’s Office No. 22, resolved as follows: ‘(…) In this regard, let the officiant know that the CNV SHOULD NOT take any measure and/or final resolution regarding the merits of the case without the prior authorization from this Court in relation to the proceeding pending before the CNV regarding the corporate reorganization of Pampa Energía S.A.’ It is worth mentioning that the proceeding deals with the voluntary participation of the shareholder ANSES in the MTO and not with the merger, a procedure that took place after the MTO and was completely independent from it, and in which the ANSES did not participate given that, at that time, it was not a shareholder of Petrobras Argentina.

Even in the hypothetical scenario that the allegedly questioned act had not occurred and the ANSES had kept its shares, participated in the shareholders’ meeting of Petrobras Argentina on February 16, 2017 and voted against the merger, the decision would have nevertheless been validly approved with 81.13% of the capital stock and votes of Petrobras Argentina.

For all the above-mentioned facts, Pampa understands that the judicial proceeding investigating the sale of Petrobras Argentina’s shares owned by the ANSES in the MTO has no connection with the merger and had no influence on it whatsoever. The delay in the registration of the merger directly affects approximately 6,250 domestic and foreign shareholders of Petrobras Argentina that are awaiting the share swap to take place once the merger is duly registered. Furthermore, the Company will continue taking the necessary measures to obtain the registration of the merger.

7.9    Compensation Agreements with Pampa’s Senior Management

With the purpose of efficiently aligning the Senior Management’s interests with those of Company’s all shareholders, and creating value for them only inasmuch as value is generated for shareholders, on June 2, 2017 Pampa’s Board of Directors approved the execution and signing of compensation agreements with the Company’s Senior Management. These agreements mainly provide for an annual, variable and contingent compensation equivalent, in the aggregate, to 3% over the Company’s market capitalization appreciation of Pampa’s shares. For fiscal year 2017, the calculation period started on June 1. Furthermore, an annual cashable limit of 50% of the accrued amount and 1.5% of the operating income before interest, taxes and other non-cash items (Adjusted EBITDA provision) for the period to be compensated was established.

Accrued amounts which have not paid by the Company may be only collected by their beneficiaries to the extent Pampa’s share market capitalization at the time of realization is higher than the recorded maximum (High Water Mark provision); additionally, the annual total amount payable should not exceed 1.5% of the Adjusted EBITDA of the year subject to compensation. The payment of the annual compensation will be subject to the prior approval of the Shareholders’ Meeting to be held for each fiscal year. Furthermore, Pampa will deduct from the variable compensation, if applicable, remunerations that beneficiaries may have collected on account of bonuses and/or other similar items from other subsidiaries of Pampa, proportionally to the Company’s interests in such companies.

Compensation agreements have been drawn based on a report made by Spencer Stuart, a renowned international firm specializing in this area, and are in line with both domestic and U.S. standards. Furthermore, these agreements were submitted to the prior consideration of the Audit Committee, which rendered a favorable opinion as to their reasonableness, the corresponding report being available for all shareholders in the CNV’s website.

Pampa Energía ● 2017 Annual Report ● 80

7.10  Employee Stock-Based Compensation Plan

On February 10, 2017, aiming to encourage the alignment of the employees’ performance with the Company’s strategic plan, and to generate a clear and direct link between the value creation for shareholders and the employees’ compensation, the Company resolved to create a stock-based compensation plan and a committee for its implementation; this committee would be made up of the Senior Management, who are not the Plan’s beneficiaries.

The 2017-2019 plan’s beneficiaries are approximately 20 executives, including Pampa’s executive directors, main directors and managers, which composition may be subject to change in future specific programs under the plan. To fund this Plan, the Company’s board of directors approved the repurchase of own shares under the following terms and conditions:

•         Maximum amount: up to AR$104.5 million from Pampa’s Voluntary Reserve;

•         Maximum number and price: 2.5 million common shares or 100 thousand ADSs (0.136% of Pampa’s current capital stock or 0.129% of its capital stock after the merger) and up to a maximum price of AR$42 per common share or US$60 per ADS; and

•         Limits on market transactions: pursuant to the regulations in force, daily repurchased share volume may not exceed 25% of the average volume of daily transactions during the previous 90 business days for the share in all the markets where it is listed, from February 14, 2017 to March 10, 2017.

It should be pointed out that the number of shares to be repurchased in the stated period covers the payment of the compensation for fiscal years 2016 and 2017. As of the issuance of this Annual Report, 193,000 common shares and 92,280 ADRs have been repurchased at open market transactions at an average price of AR$28.49 per common share and US$46.36 per ADS.

7.11  Debt and Capital Transactions by Pampa and our Subsidiaries

Pampa Energía

Issuance of Series 1 CBs

On January 17, 2017, the placing of Series 1 CBs, which were dollar-denominated and bore interest at a fixed rate, was successfully concluded for a face value of US$750 million after receiving purchase offers for US$4,000 million, a figure more than 5 times higher than the par value to be issued. The issuance price was 99.136% of the par value, at a 7.5% nominal fixed annual rate, yielding 7.625% and maturing 10 years as from issuance. The banks leading the transaction were Citi and Deutsche Bank, with the subsequent incorporation of Crédit Agricole and Santander as initial purchasers, and BACS, Banco Hipotecario, Banco Galicia, ICBC and BST as local underwriters.

Extension of the CBs Program

The shareholders’ meeting held on April 7, 2017 resolved to approve the extension of the CBs program for up to US$2,000 million and to amend its terms and conditions to allow for the issuance of simple CBs (non-convertible into shares) or CBs convertible into common shares or ADSs.

The convertible CBs issuance program, the terms and conditions of which were approved by the Company’s board of directors last June 26, 2017, is for a face value of up to US$500 million, with entitlement to dividends as from the conversion. Furthermore, for its issuance it is necessary that the ADS’s listing price be at least US$60 per ADS at the time of approval by the Board of Directors, and the conversion value may not be lower than the ADS’s listing price at the time of issuance plus a 30% conversion premium.

Pampa Energía ● 2017 Annual Report ● 81

However, given the asset sales transactions in the crude oil E&P and R&D segments41, the resulting fund inflow allows the Company to comfortably afford the defined strategic investments. Therefore, the Company considers that the issuance of CBs convertible into shares is not necessary.

Bank Loans

In the month of May 2017, Pampa executed bank loans with different domestic financial entities for a total amount of US$144 million maturing within a term of one to two years as from the execution date and accruing interest at an average 4.4% fixed rate.

Furthermore, in August 2017 Pampa executed an export pre-financing facility in the amount of US$8 million maturing in August 2018.

Finally, in October 2017 Pampa entered into bank loans with domestic financial entities for a total amount of AR$2,270 million, finally maturing in August 2018 and October 2019, and accruing interest at a 22% weighted-average fixed rate. Additionally, it executed export pre-financing facilities with domestic financial entities for a total amount of US$68 million, maturing in August, October and December 2018, and accruing interest at a 2.8% average fixed rate.

Generation Segment

CTLL's Credit Facility

With the purpose of diversifying financing sources and optimizing their structuring, on July 28, 2017 CTLL executed, as borrower, a credit facility with Crédit Agricole Corporate and Investment Bank and Finnish Export Credit Limited for up to US$55 million. This facility is sponsored by the Republic of Finland’s Export Agency, known as Finnvera, and the disbursement is subject to the fulfillment of certain conditions precedent.

The facility will bear a six-month Libor interest rate plus a margin and a guarantee premium. Principal will be repaid in 14 semiannual installments, the first one maturing six months as from the commercial commissioning of the power plant or on November 25, 2017, whichever occurs first.

Net funds from this facility were allocated to financing the expansion project in Bahía Blanca carried out under the Open Call to Companies interested in Offering New Generation Capacity pursuant to SEE Res. No. 21/16 consisting of the installation of Finnish Wärtsilä engines for a 100 MW power capacity, commissioning as from December 22, 2017.42.

Loan Granted to Finance Corti WFP

In October 2017, our power generation affiliate Greenwind S.A. executed, as borrower, a credit facility for US$104 million with the Inter-American Investment Corporation (‘IIC’), which is the multilateral financial institution of the Inter-American Development Bank (‘IDB’.) The Santander Bank and the Industrial and Commercial Bank of China Limited Dubai Branch (‘ICBC’) acted as participants.

This credit facility sets an important milestone for Pampa since it is the first loan granted by a multilateral institution to a project awarded under the RenovAR public tenders. Moreover, the loan offers a tenor of 9 years’ door-to-door, a term unprecedented in Argentina for this kind of transactions, and is secured with a corporate guarantee by Pampa.

Net proceeds from this facility were allocated to the construction, operation and maintenance of the Corti WFP, located in Bahía Blanca, Province of Buenos Aires, consisting of the installation of Vestas 100 MW capacity windmills, which commissioning is scheduled for the second quarter of 2018. The Corti WFP contributes to the increase and diversification of Argentina’s energy mix, as well as to the supply of clean energy, reducing CO2 emissions by approximately 213 thousand tons per year during the life of the project.

41 For further information, see section 7.7 of this Annual Report.

42 For further information, see section 7.1 of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 82

Redemption Transactions

On February 2 and 7, 2017, CTLL fully redeemed the principal and interest balance of Series 3 and Series C CBs for a total amount of AR$51 million and AR$258 million, respectively. Furthermore, on May 11, 2017 CTLL fully redeemed outstanding CBs at Par maturing in 2017, which had been originally issued by EASA, for a face value of US$4 million plus interests.

On August 7, 2017 CTG announced the full redemption of the principal balance of Series 7 CBs, bearing an interest rate of Badlar plus 3.5% margin, with a face value of AR$173 million and originally maturing on August 10, 2018. Furthermore, on September 11, 2017, CTG redeemed 100% of its outstanding Series VIII US$-link CBs at a 7% fixed rate and maturing in 2020 for an original face value of US$1.4 million plus interest accrued until the redemption date.

Loan granted to Edenor

On October 11, 2017, Edenor was granted a loan by ICBC in the amount of US$50 million and for a 36-month term, which will be allocated to the financing of its working capital and investment plan.

PEPASA

Bank Loans

On March 15, 2017, Petrolera Pampa made an early cancellation of the loan executed with Banco Santander on June 10, 2016 in the amount of US$105 million and originally maturing on December 31, 2017.

Furthermore, within the context of the actions aimed at the optimization of financial costs, in the months of May and August 2017 Petrolera Pampa executed, respectively, loans in the amount of US$50 million maturing within three years and an additional US$20 million maturing in August 2018. Furthermore, in August 2017 Petrolera Pampa early cancelled US$10 million of a loan originally executed in the amount of US$45 million and maturing in August 2017, the US$35 million balance being renewed until August 2018. These loans accrue an average 3.9% fixed annual interest rate.

Redemption Transactions

On February 24, 2017, Petrolera Pampa fully redeemed the principal balance of Series 7 floating-rate CBs for a face value of AR$310 million and originally maturing on August 3, 2017, as well as Series 14 floating-rate VCPs for a face value of AR$296 million and originally maturing on April 15, 2017.

On May 8, 2017, Petrolera Pampa fully redeemed the principal balance of Series 8 floating-rate CBs for a face value of AR$403 million and originally maturing on June 22, 2017. Furthermore, on May 18, 2017 Petrolera Pampa fully redeemed the principal balance of Series 2 CBs issued under ‘inciso k’ regulation, with interest at the Badlar rate and a face value of AR$525 million, and originally maturing on June 6, 2017.

Pampa Energía ● 2017 Annual Report ● 83

Transener CBs Program

On April 18, 2017, Transener’s extraordinary general meeting of shareholders resolved to create a global program for the issuance of simple or convertible into shares CBs denominated in U.S. dollars or its equivalent value in any other currency, for a maximum outstanding amount, at any time during its life, of up to US$500 million or its equivalent value in other currencies. The creation of this program was authorized by the CNV through Res. No. 18,941 dated September 20, 2017.

Extension of TGS’ CBs Program

On April 26, 2017, TGS’ ordinary and extraordinary general meeting of shareholders approved the extension of the maximum amount for the program of global short and medium term CBs non-convertible into shares, denominated in U.S. dollars or its equivalent value in any other currency from US$400 million to US$700 million. The creation of this program was authorized by the CNV through Res. No. 18,938 dated September 15, 2017.

Pampa Group’s CBs Ratings Upgrade

By the end of August, 2017, credit rating agency S&P upgraded the ratings of Transener’s CBs. Global rating was upgraded from ‘CCC+’ to ‘B’, whereas local rating was upgraded from ‘raBB+’ with a positive outlook to ‘raA+’ with a stable outlook, mainly on account of the favorable regulatory environment resulting from the implementation of the RTI, which allows for enhanced predictability in short and medium term cash flow generation. Besides, and for the same reason as in the case of Transener, in mid-September, 2017 S&P upgraded Edenor’s CBs global rating from ‘CCC+’ to ‘B-’ and local rating from ‘raBB+’ with a positive outlook to ‘raBBB’ with a stable outlook.

Besides, as a result of the upgrade in the global rating of Argentina’s sovereign debt from ‘B’ to ‘B+’ and in its local rating from ‘raA+’ to ‘raAA’ by the end of October, 2017, S&P also upgraded Pampa and TGS’ ratings. In the case of Pampa, the global rating was upgraded from ‘B’ to ‘B+’, whereas, in the case of TGS, the global rating was upgraded from ‘B’ to ‘B+’ and the local rating, from ‘raA+’ with a stable outlook to ‘raAA’ with a stable outlook.

Finally, in early December 2017, credit rating agency Moody’s upgraded the ratings of CBs issued by Edenor, TGS and Pampa on the above-mentioned grounds. For Edenor, global rating was upgraded from ‘B3’ to ‘B1’, and local rating from ‘Baa2.ar’ with a positive outlook to ‘Aa3.ar’ with a stable outlook. For TGS, global rating was upgraded from ‘B3’ to ‘B1’, and local rating from ‘Baa1.ar’ with a positive outlook to ‘Aa2.ar’ with a stable outlook. For Pampa, global rating was upgraded from ‘B3’ to ‘B2’.

Pampa Energía ● 2017 Annual Report ● 84

8.   Description of Our Assets

Pampa is the largest fully integrated independent power company in Argentina. Through our subsidiaries, as of December 31, 2017 we participate in the electricity and oil and gas value chains (including discontinued business in the oil and gas, and R&D segments)43:

Note: segments correspond to business classifications in the FS. Transener, TGS, Oldelval and Refinor are co-controlled companies, which under IFRS are not consolidated in Pampa's FS. 1 It includes 383 MW in CTGEBA and 15 MW in CTLL. 2 It includes 100 MW of the Corti WFP and 100 MW of the Pampa Energía and De la Bahía WFPs. 3 Blocks / Joint ventures (UTEs). 4 Production as of December 2017, including foreign volume and excluding net contributions from Medanito La Pampa, a block serviced by PEPASA until October 2017.

As of December 31, 2017, our generation segment has an installed capacity of approximately 3,756 MW, which represents 10.3% of Argentina’s installed capacity. By adding next 598 MW expansions developed by the Company, our total installed capacity would amount to 4,354 MW.

Our distribution segment is composed of Edenor, the largest electricity distributor in Argentina, with 3.0 million customers and a concession area covering the Northern City of Buenos Aires and Northwestern Greater Buenos Aires.

Our oil and gas segment comprises both operated and not operated blocks held by Pampa Energía, our subsidiary PEPASA, a company established in 2009 and merged into Pampa as from October 2017, as well as a 58.88% direct interest in PELSA. As of December, 2017, total average production amounted to 66.4 thousand boe/day44, with operations in 20 production blocks and 1,950 productive wells.

43 For further information, see section 7.7 of this Annual Report.

44 It does not consider the production of Medanito La Pampa, a block which was serviced by PEPASA until October 2017.

Pampa Energía ● 2017 Annual Report ● 85

In downstream, our refining and distribution segment includes RBB, which has an installed capacity of 30.2 thousand oil bbl/day and a network of 250 GS throughout the country, as well as a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 thousand oil bbl/day and 81 GS. It also includes the Avellaneda lubricants plant, which has an installed capacity of 2.2 thousand m3 per month. Our petrochemicals segment is made up of three high-complexity plants producing styrene, SBR and polystyrene, with a domestic market share ranging between 90% and 100%.

Finally, our holding and others segment is made up, among other holding companies, by our indirect interest in TGS, the country’s major gas transportation company, owning a 9,184 km-long gas pipeline network and a liquids processing plant, General Cerri, with an output capacity of 1 million tons per year. Besides, the Company co-controls Transener, a company that operates and maintains the Argentine high voltage transmission grid covering more than 14.5 thousand km of proprietary lines, as well as 6.2 thousand km of Transba-owned high voltage lines. Transener transports 85% of the electricity in Argentina.

Pampa Energía ● 2017 Annual Report ● 86

Corporate Structure as of December 31, 2017

PAMPA ENERGÍA[1]
Pampa Inversiones
Pampa Participac. II[1]
Pampa Participac.
Inversora Nihuiles[1]
Inversora Diamante[1]
Inversora Piedra Buena[1]
Pampa Cogeneración
C.T. Loma de la Lata[1]
CPB Energía
TRANSELEC
CITELEC
Petrobras Hispano
CIESA Trust[4]
CIESA
Hidroeléctrica Los Nihuiles
Hidroeléctrica Diamante
C.T. Piedra Buena
C.T. Güemes[1]
P.E. Argentinos
P.E. del Fin del Mundo
Greenwind
Edenor
Transener
Petrolera Pampa[1]
Pelsa[3]
TGS
Oleoductos del Valle
Refinor
TRANSBA
Termoeléctrica José de San Martín[2]
Termoeléctrica Manuel Belgrano[2]
Telcosur
Transporte y Servicios de Gas en UY
Gas Link
CTG Energía
Petrobras Argentina Suc. Bolivia
Pampa Energía Bolivia
Petrobras Energía Colombia LTD
Petrolera San Carlos
Oleoducto de Crudos Pesados LTD
Petrobras Energía Oper. Ecuador
Petrobras Energía Ecuador LTD
Pampa comercializadora[5]
Cía Anónima Mixta San Carlos
Oleoducto de Crudos Pesados
Petrobras Energía Ecuador Suc.
Ecuador TLC
Bodega Loma La Lata[1]
Petrobras Participac. SL
EG3 Red[1]
Enecor
Eletricidade Com
Petrowayú[6]
Petroritupano[6]
Petrolera Mata
Inversora Mata
Petrokariña[6]
Corod Producción
Coroil
Petrolera Coroil
Petroven Bras[6]

[1] In process of merger by absorption being Pampa Energía the continuing entity.

[2] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust.

[3] In process of divestment.

[4] Petrobras Hispano is the sole beneficiary ("beneficiario") and trustee ("fideicomisario") of the CIESA Trust.

[5] In process of merger by absorption with World Energy Business, being Pampa Comercializadora the continuing entity.

[6] Mixed companies.

Pampa Energía ● 2017 Annual Report ● 87

8.1    Power Generation

Pampa’s power generation assets include CTG, CTP, CTPP, CTLL, CTIW, CPB, CTGEBA, HPPL, EcoEnergía and interests in HINISA and HIDISA. The following table summarizes Pampa’s power generation assets:

Note: Gross Margin before depreciation and amortization. AR$/US$ exchange rate: 2017 – 16.57; 2016 – 14.78. 1 Volumes as from the closing of the acquisition of former Petrobras Argentina in August 2016. 2 CTLL’s installed capacity includes 210 MW from GT04 and GT05. 3 CTG’s average gross margin considers CTP’s results. 4 CTPP was commissioned on August 29, 2017. 5 CTIW was commissioned on December 22, 2017.

The following chart shows Pampa’s market share in the power generation segment:

2017 Net Power Generation

100% = 136,436 GWh

Source: CAMMESA. Hydroelectric power generation net of pumping.

Pampa Energía ● 2017 Annual Report ● 88

HINISA

In June 1994, HINISA was granted a 30-year concession for the generation, sale, and marketing of electricity from the Nihuiles hydroelectric system. Located on the Atuel river, in the Province of Mendoza, HIDISA has an installed capacity of 265 MW, which represents 0.7% of Argentina’s installed capacity, and consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. The Los Nihuiles System extends for a total distance of approximately 40 km with a height differential between 440 m and 480 m. From 1990 to 2017, its annual average generation was 838 GWh, with a record high of 1,250 GWh in 2006 and a record low of 516 GWh in 2014.

HIDISA

In October 1994, HIDISA was granted a 30-year concession for the generation, sale and marketing of electricity from the Diamante hydroelectric system. Located on the Diamante river, in the Province of Mendoza, HIDISA has an installed capacity of 388 MW, which represents 1.1% of Argentina’s installed capacity, and consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos, and El Tigre). The Diamante System extends for a total distance of approximately 55 km, with a height differential between 873 m and 1,338 m. From 1990 to 2017, its annual average generation was 566 GWh, with a generation record high of 943 GWh in 2006 and a record low of 322 GWh in 2014.

HPPL

The HPPL plant started operating in the year 1999 under a 30-year concession. HPPL is located on the Limay river, in the Province of Neuquén. It has an installed capacity of 285 MW distributed in 3 Kaplan turbines, which represents 0.8% of Argentina’s installed capacity. The dam is made up of loose materials with a waterproof concrete side. It has a total length of 1,045 m, a total height of 54 m at the deepest point of the foundation, and a crest at 480.2 m above sea level. From 2000 to 2017, HPPL’s average annual generation was 973 GWh, with a generation record high of 1,430 GWh in 2006, and a record low of 494 GWh in 2016.

CTG

CTG is located in Northwestern Argentina, in the City of General Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal power generation plant with the addition, in September 2008, of a GE natural gas-powered turbo generator unit of 100 MW, totaling 361 MW, which accounts for 1.0% of Argentina’s installed capacity. From 1993 to 2017, its average annual generation was 1,794 GWh, with a generation record high of 1,903 GWh in 1996, and a record low of 1,030 GWh in 2003.

CTP

CTP is located in Northwestern Argentina, in the small village of Piquirenda, Municipality of Aguaray, Department of General San Martín, Province of Salta. Its construction started in early 2008 and finished in 2010. It has a 30 MW thermal power generation plant consisting of ten GE Jenbacher JGS 620 gas-powered motor-generators, which represent 0.1% of Argentina’s installed capacity. From 2011 to 2017, the average annual generation was 129 GWh, with a record high of 156 GWh registered in 2017 and a record low of 66 GWh registered in 2011.

CTLL

CTLL is located in Loma de la Lata, Province of Neuquén. The plant was built in 1994 and consists of three GTs with an installed capacity of 375 MW, a 165 MW Siemens ST installed in 2011 for its conversion to CC, a 105 MW GE aeroderivative GT, and the incorporation in August 2017 of a 105 MW GE aero derivative GT, its total capacity thus amounting to 750 MW, which represents 2.1% of Argentina’s installed capacity. CTLL has a privileged location due to its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata. From 1997 to 2017, the average annual generation was 1,714 GWh, with a record high of 3,864 GWh registered in 2017 and a record low of 272 GWh registered in 2002.

Pampa Energía ● 2017 Annual Report ● 89

CPB

CPB is located in the port of Ingeniero White, close to the City of Bahía Blanca, Province of Buenos Aires. The plant consists of 2 STs of 310 MW each, totaling 620 MW, which represents 1.7% of Argentina’s installed capacity. The boilers can be indistinctly fed with natural gas or FO.

The supply of natural gas is made through a proprietary 22-km gas pipeline, which is also operated and maintained by CPB, connecting with TGS’ main gas pipeline system. Furthermore, CPB has two tanks for the storage of FO with a combined capacity of 60,000 m3. From 1997 to 2017, its average annual generation was 2,155 GWh, with a generation record high of 3,434 GWh in 2011, and a record low of 189 GWh in 2002.

CTIW

CTIW is located at Ingeniero White, district of Bahía Blanca, in a lot adjacent to CPB. This power plant has a 100 MW installed power capacity, consisting of 6 cutting-edge dual-fuel engines, which can be fed with natural gas or FO, supplied by Wärtsilä.

The power plant is interconnected to the 132 kW grid through a substation owned by Transba. Liquid fuel supply is made using CPB's discharge and storage facilities, and natural gas is also supplied from this power plant's internal facilities.

Engines are high-efficiency, with a 46% performance rate. The power plant was commissioned on December 22, 2017.

CTGEBA

CTGEBA is located in Marcos Paz, in the Province of Buenos Aires. The plant began operating in 1999 and has a CC with a 674 MW installed capacity, which consists of two GTs of 219 MW each and a 236 MW ST. On the same lot, a GT with a 169 MW power capacity, known as Genelba Plus, was commissioned for service in 2009 and is currently under expansion45. The total installed capacity of the CTGEBA complex amounts to 843 MW, which represents 2.3% of Argentina’s installed capacity. From 2000 to 2017, CTGEBA’s average annual generation was 4,714 GWh, with a generation record high of 5,449 GWh in 2012, and a record low of 3,438 GWh in 2001.

CTGEBA has a strategic location, since it is one kilometer from the Ezeiza transforming substation, a WEM reference node for the supply of electricity to the country’s highest demand. CTGEBA's CC participates in the spot market, whereas the Genelba Plus GT participates in the Energía Plus market.

EcoEnergía

EcoEnergía is a co-generation power plant located in TGS’ General Cerri Complex in Bahía Blanca, Province of Buenos Aires. The plant, consisting of a ST with a power capacity of 14 MW, was commissioned in 2011. The plant sells electricity in the Energía Plus market. From 2011 to 2017, EcoEnergía’s average annual generation amounted to 84 GWh, with a generation record high of 102 GWh in 2016, and a record low of 20 GWh in 2011.

45 For further information, see section 5.1 of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 90

CTPP

CTPP is located in the Pilar Industrial Complex, in the district of Pilar, Province of Buenos Aires. Construction began in October 2016, and the plant was commissioned on August 29, 2017. The plant, which was built under SEE Res. No. 21/2016, has a total power capacity of 100 MW and is made up of 6 cutting-edge Wärtsilä engines with an approximate 43% performance rate.

Natural gas is supplied through a dedicated gas pipeline which is connected with TGN's main gas pipeline, whereas the energy is evacuated through a 132 kW line connected to the Pilar substation owned by Edenor. The power plant has storage tanks for FO, which may be used as alternative fuel.

Current Expansions

Project	MW	Equipment Supplier	Sale	Awarded Price			Investment in US$ million[1]	Date of Commissioning
				Power capacity US$/MW-month	Variable US$/MWh	Total US$/MWh
Thermal
Loma de la Lata	15	MAN	SEE Res No. 19/17	n.a.	n.a.	n.a.	18	Q2 2018
CTGEBA	383	Siemens	15-Year contract in US$	20,500	6	34	355	GT: Q2 2019 CC: Q2 2020
Renewable
Pampa Eólico I (Corti2)	100	Vestas	20-Year contract in US$	n.a.	n.a.	58[3]	135	Q2 2018
Pampa Eólico II / De La Bahía	100	n.a.	MAT ER	n.a.	n.a.	n.a.	140	n.a.
Total	598						648

Note: (1) Amounts do not include VAT. (2) Pampa holds a 50% interest in this project. (3) Awarded price without considering the incentive and adjustment factor.

ENECOR

Pampa holds a 70% interest in Enecor, an independent electricity transportation company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines from the Paso de la Patria transforming station, in the Province of Corrientes. It is under a 95-year concession, which is due to expire in 2088.

8.2    Electricity Distribution

Edenor

Edenor is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh as well as in monetary terms). It holds a concession to distribute electricity on an exclusivity basis in Northwestern Greater Buenos Aires and the Northern City of Buenos Aires, which covers an area of 4,637 square kilometers and a population of approximately 8.5 million inhabitants.

The following table summarizes Edenor’s electricity sales and customers:

Pampa Energía ● 2017 Annual Report ● 91

The following chart shows Edenor’s market share in 2017:

2017 Total Electricity Distribution

100% = 107,507 GWh

Source: CAMMESA and ADEERA.

Pampa Energía ● 2017 Annual Report ● 92

The following table summarizes Edenor’s main technical and financial indicators:

	2016	2017
Technical Information
Transmission and distribution lines (Km)	38,438	39,012
Number of clients (million)	2.9	3.0
Electricity sales (GWh)	22,253	21,503
Financial Information*
Revenue from services	13,080	24,340
Fiscal year’s results, attributable to company’s shareholders	(1,184)	691
Assets	18,934	25,305
Liabilities	18,572	24,244
Shareholders’ Equity	362	1,061

* Individual annual FS under IFRS figures, in million AR$.

Energy Demand

Unlike historical trends, demand consumption rates showed an annual decrease resulting from a reduction in the WEM demand which may be accounted for by a combination of three effects: recession, price elasticity, and temperature.

The volume of electricity distributed in 2017 across Edenor’s area, including the sale of energy and the wheeling system, totaled 21,503 GWh. Energy purchased to meet such demand totaled 25,950 GWh, which represents a 3.3% year-on-year decrease. Edenor purchased all the energy in the market at an average annual monomic price of AR$569.6/MWh, a price 92% higher than the AR$297.1/MWh in the year 2016 since, as from February 1, 2017, pursuant to Res. No. 20/17, the MEyM had established an adjustment in the price payable by the seasonal demand, which the Distribution Companies pay to CAMMESA. New prices had been established for each demand category effective until November 30, 2017. As from December 1, 2017, prices were updated pursuant to Res. No. 1091/17, and a new stabilized price for energy and reference power capacity was defined. Furthermore, with the new transportation stabilized price, its cost has a greater impact on the purchase price.

Pampa Energía ● 2017 Annual Report ● 93

Evolution of Peak Power Capacity

2000 – 2017, in MW

Source: Edenor.

Commercial Area

The sale of electricity evidenced a year-on-year 3.4% decrease in 2017. Residential demand, which plays a key role in the total volume of the demand behavior (43%), experienced a 5.8% decrease compared to 2016. The stores segment demand, which represents 16% of the total demand, decreased by 3.4%, whereas the large-scale, T3 and wheeling system demands, which represent a 36% share, recorded a 0.5% decrease compared to 2016.

Energy Losses

The rolling annual rate for total (technical46and non-technical47) energy losses reached 17.1% in 2017, keeping the same levels recorded during the previous year. It is worth highlighting that actions adopted in 2017 succeeded in halting the increase in losses which had been occurring in the last few years.

During the winter season, in poor homes with no natural gas network access, several kinds of high energy consuming homemade devices continued to be used for room and water heating purposes. Massive and simultaneous use of such devices during the winter season has created a substantial demand for energy. Electricity theft in poor neighborhoods was the most influential factor in non-technical losses.

In 2017, the company decided to substantially increase the installation of MIDE (Energy Integrated Meter) self-managed meters under a plan consisting of the installation of 250,000 meters in 3 years with the purpose of putting back to normal clandestine, inactive and chronically delinquent customers. During this fiscal year, 48,560 MIDEs were installed, and the rest of the meters under the plan will be installed during 2018 and 2019.

46 These are a necessary consequence of electric energy transmission and distribution.

47 These are due to errors in customers’ consumption metering, whether on account of theft, defective installation or metering flaws.

Pampa Energía ● 2017 Annual Report ● 94

Additionally, there was an increase in operations in the neighborhoods most prone to frauds, while campaigns continued in gated communities, shopping malls and new buildings.

During 2017, 81,911 tariff 1 meter inspections were made, with a 42.4% effectiveness, which represents a 26% increase compared to those made in 2016. Regarding the recovery of energy, besides the customers put back to normal with MIDE meters, a number of 2,181 clandestine customers and 396 inactive customers with conventional meters were put back to normal. The following chart illustrates the evolution of the annual rates for energy losses since the beginning of Edenor’s concession:

Energy Losses: Annual Rolling Rate (%)

1992 – 2017

Source: Edenor.

Service Quality Management

In the month of March 2017, the first semester of the RTI 2017 – 2021 five-year period started, which is covered by new sub-annex IV of the Concession Agreement, as established by the RTI. Besides establishing district- and commune-based service quality controls, a quality improvement path with increasing requirements is implemented, both regarding frequency limits and admissible times, and the cost of non-delivered energy. Additionally, an automatic penalty scheme was established so that bonuses on account of deviations from the established limits be credited to customers within a term of 60 days as from the end of the controlled semester. The values of final penalties require the ENRE to render judgment regarding the information submitted for each semester.

The RTI initiated a tariff recovery process. As a result of the investment, maintenance, and grid operation actions, annual service quality indicators have begun to show an improvement. The average frequency and the total interruption times during the last five years are detailed below:

Checked by Client*	2013	2014	2015	2016	2017
SAIFI (frequency)	8.29	9.13	8.89	8.97	8.80
SAIDI (hours)	29.66	31.46	27.22	26.93	25.18

* Rolling annual rate as of November each year.

Pampa Energía ● 2017 Annual Report ● 95

Investments

Investments made in 2017 amounted to AR$4,137 million, as Edenor’s board of directors expressly decided to prioritize their execution to preserve the safety of the utility service under concession.

In order to meet the demand, most of the investments were used to build new infrastructure, to reinforce existing facilities, and to connect the new supplies. Edenor continued making investments to optimize the service and technical product quality, as well as to preserve the environment and safety on the streets.

In comparative terms, there was a significant increase in investments in the last few years, which experienced a AR$1,434 million year-on-year increase in 2017. The following chart illustrates its annual distribution:

Edenor’s Annual Investments

1992 – 2017

Source: Edenor.

Financial Debt

As of December 31, 2017, Edenor’s total financial liabilities amounted to AR$4,263 million, including accrued interest for AR$62 million and the loan granted by ICBC in the amount of US$50 million48, a 51% year-on-year increase which was mainly due to the ICBC loan and the effect of the exchange rate devaluation, as Edenor’s financial debt is denominated in US$. The ICBC loan has a term of 2.5 years. Furthermore, current CBs have a 4.8-year term and accrue interest at a 9.75% rate. As of fiscal year 2017’s closing date, CB’s outstanding capital, net of repurchased held in portfolio, amounted to US$176 million.

48 For further information, see section 7.11 of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 96

As regards the ratings for CBs programs for US$300 million and final maturity in 2022, on December 13, 2017 S&P confirmed local ‘raBBB’ rating with a ‘stable’ outlook. In turn, on December 4, 2017, Moody’s Latin America maintained its ‘B1’ global and ‘Aa3.ar’ local ratings, with a stable outlook.

8.3    Oil and Gas

Pampa is one of the leading hydrocarbon E&P companies in Argentina: it currently has a presence in the country’s major oil basins, from which it obtains oil, natural gas and LPG, and holds controlling equity interests in PEPASA49and PELSA. In addition, the Company holds a 23.1% interest in Oldelval, a company engaged in the transportation of crude oil, and has investments in other Latin American countries, including equity interests in assets in Venezuela, and in Ecuador through OCP. In 2017, investments in the Oil and Gas segment amounted to AR$4,195 million, against AR$4,045 million in 201650. The following table summarizes the E&P’s main technical and financial indicators:

	2016	2017
Technical Information*
Number of productive wells in Argentina	1,924	1,950
Average gas production in Argentina (thousand m3/day)	7,719	8,028
Average oil production in Argentina (bbl/day)	19,690	17,907
Average LPG production in Argentina (ton/day)	49	50
Financial Information**
Revenues	5,579	10,641
Fiscal year’s results, attributable to company’s shareholders	627	3,241
Assets	19,414	22,116
Liabilities	11,662	10,446
Shareholders’ Equity	7,752	11,670

* As of December. Excluding net contributions from Medanito La Pampa and foreign production. ** Consolidated annual FS for continued operations, figures in million AR$. Fiscal year 2016 considered as from the closing of the acquisition of Petrobras Argentina in August 2016.

Production

In December 2017, the E&P segment’s consolidated production levels in Argentina and abroad reached 66.4 thousand boe per day51, 71% corresponding to gas production and 29% to oil and LPG. The monthly evolution of the E&P segment’s production is detailed below:

49 Merged into Pampa as from October 2017.

50 It only considers continued operations.

51 It does not consider the production of Medanito La Pampa for PEPASA, which provided services in the block until October 2017.

Pampa Energía ● 2017 Annual Report ● 97

E&P Segment’s Production*

In thousand boe per day

Source: Pampa.

Reserves

Pampa estimates its reserves at least once a year. Proven reserves are estimated by the Company’s reservoir engineers. Reserve engineering is a subjective process consisting of estimating underground accumulations of hydrocarbons that cannot be precisely measured; this process depends on the quality of the available information and on engineering and geological interpretation and judgment. Accordingly, reserves estimates, as well as future production profiles, are often different from the quantities of hydrocarbons that are ultimately recovered. Validity of estimates largely depends on the underlying assumptions. Such reserves estimates were prepared according to the rules for the Modernization of Oil and Gas Reporting Presentation issued by the SEC in late 2008.

Gaffney Cline & Associates, international technical consultants, carried out an independent assessment of our reserves, auditing 100% of Pampa’s estimated reserves in both operated and not operated blocks (including 77% of the blocks operated by PELSA). These consultants concluded that oil and natural gas reserve volumes subject to independent technical assessment are reasonable.

Pampa's total proven reserves as of December 31, 2017, both developed and undeveloped, are detailed below:

Source: Pampa. Notes: (1) In thousand bbl. (2) In million cubic feet.

Pampa Energía ● 2017 Annual Report ● 98

Estimated reserves in Argentina are shown before deduction of royalty payments, since royalties have characteristics similar to taxes on production and, therefore, are treated as operating costs.

Pampa52

This section's analysis corresponds to the group of non-consolidated Pampa companies and Petrolera Pampa for the year 2017 and its comparative period, 2016, due to the merger of both companies as from October 201753.

Oil and gas production totaled 56.2 thousand boe per day, accounting for a 13% decline compared to 2016, which is mainly attributable to divestments as from October 2016 in the Río Neuquén and Aguada de la Arena blocks, both located in the Neuquina Basin, and in Colpa Caranda in Bolivia; the heavy storms in the Province of Chubut in late March 2017, which affected the production in El Tordillo block until August 2017, and, to a lesser extent, to the natural decline of production from mature fields in Argentina. These effects were partially offset by the increase in production in El Mangrullo and Río Neuquén blocks.

Argentina

Pampa’s production in Argentina averaged 54.9 thousand boe per day. This figure was 11% lower compared to 2016, mainly due to the above-mentioned reasons.

With a strong presence in the Neuquina Basin, during 2017 Pampa’s investment plan involved the drilling of 72 production and injection wells: 37 gas wells and 35 oil wells. Specifically, in the Neuquina Basin, Pampa focused oil drilling activities on the Gobernador Ayala, Medanito and Jagüel de los Machos blocks, and natural gas drilling activities on the Rincón del Mangrullo, El Mangrullo, Río Neuquén and Sierra Chata blocks.

Throughout 2017, El Mangrullo block kept production levels above 2 million m3 of gas per day, with monthly increases and reaching its peak in December with 2.7 million m3 per day, mainly due to the drilling of wells targeting the Agrio and Mulichinco formations (tight gas reservoirs). In total, 7 wells were drilled and 6 were completed, including 2 pending from 2016. The gas produced was sold under the Gas Plus program. Furthermore, as regards the production facilities, expansion works are underway for the treatment plant's compression capacity.

Regarding the Rincón del Mangrullo block, average gas production in 2017 amounted to 2.4 million m3 per day. The drilling plan for 2017 ended with 19 drilled wells, 15 of which are already in production and 4 of which are estimated to be completed by early 2018.

In the case of the Sierra Chata block, gas production reached 621 thousand m3/day in 2017. During 2017, 3 wells were drilled and completed, including Sch-130, the first development horizontal well drilled by Pampa. Furthermore, as regards facilities, the main gas pipelines network was expanded, anticipating future westward developments.

Likewise, in the Río Neuquén block, activity levels remained stable, with the drilling of 6 wells, which resulted in an 11% increase in the average gas production in December 2017 compared to the same month in 2016, which was mainly accounted for by the positive results of the 2017 drilling campaign. Targeted reservoirs are tight gas, which are sold under the Gas Plus program. Furthermore, as regards facilities, the compression capacity was expanded by 0.6 million m3/day with the installation of 2 additional motor compressors.

Lastly, in oil areas, 13 wells were drilled in the Medanito and Jagüel de los Machos blocks, thus offsetting the field natural decline and reaching an average production level of 7 thousand boe/day in 2017. Furthermore, in the Gobernador Ayala block, 16 production wells and 4 injection wells were drilled. Oil production in this block was similar to the 2016 levels, with an annual average of 0.7 thousand boe/day. It is worth highlighting that in El Tordillo block, due to the negative impact of heavy rain and snow storms on production in 2017, an agreement was entered into with the Province of Chubut to put off 2017 drilling investments for the 2018 - 2020 period.

52 Not consolidated. Including PEPASA and foreign assets of this segment.

53 For further information, see section 7.8 of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 99

Extension of the Concession of the Rincón del Mangrullo Block in the Province of Neuquén

On August 1, 2017, YPF, in its capacity as operator and concessionaire of the Rincón del Mangrullo block, and PEPASA that holds a 50% interest, agreed with the authorities of the Province of Neuquén the terms and conditions for the awarding of an unconventional exploitation concession in the block. Pursuant to this agreement, the Province of Neuquén extended the exploitation concession for an additional term of 35 years54.

Unconventional Gas Plan Implementation

YPF, Pampa's partner and operator of the Rincón del Mangrullo and Río Neuquén blocks, submitted to the Sub secretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén the Investment Plan for the Development of Natural Gas Production from Unconventional Reservoirs created pursuant to MEyM Res. No. 46/17, as amended by MEyM Res. No. 419/17. Once all plans have been approved by the provincial authorities, they will have to be ratified by the MEyM.

Venezuela – Equity Interest in Mixed Companies

In Venezuela, oil and gas production attributable to the Company’s interest in Mixed Companies averaged 1.3 thousand boe per day, accounting for a 43% decrease compared to 2016 in fields operated by Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A., and Petrokariña S.A.

Exploration Activities

Pampa considers that exploration is the main vehicle for reserves replacement. In 2017, exploratory investments in operated assets were allocated mainly to the drilling of the Parva Negra X-1001 well. This well is especially important since it is Pampa’s first horizontal well targeting the Vaca Muerta formation. The horizontal branch of the well is 2,500-meter-long and was completed with 36 fracking stages. An extended essay is being conducted, which is currently in the cleaning stage, with a gas flow rate of 220 thousand m3/day with an 8 millimeters orifice as of December 31, 2017.

Furthermore, as part of its exploratory commitments in the Province of Río Negro, during 2017 a well was drilled in the 25 de Mayo – Medanito blocks with satisfactory results.

As regards not operated blocks, El Complejo x-1 exploratory well was drilled in the Gobernador Ayala block. This well makes part of the oil reserves replacement program for the block. The final depth reached was 930 meters. Furthermore, this well was found of interest in the Centenario Miembro Inferior, Mulichinco and Loma Montosa formations, and, therefore, it was cased. The well is expected to be completed during the first quarter of 2018.

Finally, it is worth pointing out that in the Río Atuel block, Tecpetrol informed the assignment of its 33.34% interest and the transfer of operation in this block to Petrolera El Trébol in the months of September and October 2017, respectively, and the registration proceedings before the applicable enforcement authority are currently underway, Petrolera El Trébol becoming the operator with a 66.67% interest, whereas Pampa's 33.33% interest remains unchanged. It is expected that during the first semester of 2018, the drilling of the committed exploratory well with the Province of Mendoza will be conducted. Furthermore, negotiations for the extension of the exploratory period in the Chirete block, in the Province of Salta, are currently underway. If accepted, the drilling of the committed exploratory well is projected to be performed in the second semester of 2018.

54 For further information, see section 7.4: ‘Investment Agreement with YPF for the Rincón del Mangrullo Block’ of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 100

New Exploratory License in Las Tacanas Norte Block in the Province of Neuquén

On November 1, 2017, GyP's board of directors awarded the offer submitted by Pampa for Las Tacanas Norte block with an exploratory license term of 4 years until 2021. This block has a 120 km2 area and borders El Mangrullo block currently operated by the Company55.

PELSA

Oil

In 2017, a development well was drilled in the Entre Lomas block, as committed pursuant to the extension of the concession agreement entered into with the Province of Río Negro in December 2014.

Additionally, efforts were targeted at the development of reserves through the repair of seven oil production wells of the Tordillo formation in the Charco Bayo-Piedras Blancas fields, the conversion of an injection well in the Quintuco formation in the Piedras Blancas field, the conversion to salt-water injection of two wells in the Borde Montuoso field, and the conditioning of a well in the Bajada del Palo block.

These activities have allowed for maintaining proven reserves which, as of December 31, 2017, amount to 3,148 thousand m3 (including LPG and gasoline) in the Entre Lomas, Bajada del Palo and Agua Amarga blocks.

Gas

During this fiscal year PELSA reoriented its investments to increase gas production and, in this line, three gas wells were drilled: one in the Piedras Blancas field, in the Entre Lomas block, as part of the investment commitment under the concession agreement executed with the Province of Río Negro and targeting the Punta Rosada formation (Cuyo group), and two wells in the Borde Montuoso field, in the Bajada del Palo block, targeting the Lotena formation. The BMo-2070 well had to be abandoned due to operational problems during the drilling stage; however, there is a reserves potential for the drilling of another well having similar characteristics.

Additionally, three wells of the Entre Lomas block targeting the Punta Rosada formation and five production wells in the Bajada del Palo block targeting the Lotena and Sierras Blancas formations were repaired.

As at the closing of this fiscal year, gas proven reserves in the Entre Lomas, Bajada del Palo and Agua Amarga blocks reached 2,657 million m3, of which 1,195 million m3 are free gas reserves.

Exploration Activities

Seeking to move forward with the exploratory research of deep targets in search of gas, PELSA began conducting seismic reprocessing works in the Entre Lomas block and the reinterpretation of the geological modelling.

Additionally, as regards the exploration of unconventional resources, PELSA continued evaluating the production potential of the Vaca Muerta formation, in its oil window, through modifications and adjustments of the MdM-2 (Médano de la Mora) well extraction system and a thorough follow-up of its productivity.

55 For further information, see section 7.4: ‘Award of Unconventional Hydrocarbon Exploration License” of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 101

Hydrocarbon Transportation

OldelVal

As of December 31, 2017, Pampa holds a 23.1% direct interest in OldelVal. Oldelval operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, which allow for the evacuation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul distillery located in the pipeline’s area of influence.

In 2017, oil transportation from Allen to Puerto Rosales averaged 19,910 m3 per day, while oil transportation to the refineries located in the Province of Neuquén totaled an average 2,612 m3 per day. Total transportation volume was 22,522 m3 per day, equivalent to 51.7 million bbl transported in 2017, representing a 1.5% decrease compared to 2016.

In 2017, Oldelval managed to maintain uninterrupted transportation services, ensuring operations continuity and a reliable pumping system. Furthermore, planned objectives were achieved in terms of safety and investments.

8.4    R&D

Operations in the R&D segment are the necessary link to optimize the value chain, which begins with crude oil and gas E&P, and ends with customer service in the GS network and the offer of petrochemical products. The main strategy consists of maximizing profitability by balancing the crude oil, refining and commercial logistics chain. As of the closing of fiscal year 2017, Pampa operates RBB and a network of 250 GS, and has a 28.5% interest in Refinor.

The following table summarizes the R&D’s main indicators for fiscal years ended December 31, 2016 and 2017:

	2016*	2017
Technical Information
Revenues (thousand m3):
Crude Oil	7.2	16.6
GO	375.6	811.0
Gasoline	225.2	455.0
FO, IFOs and Asphalts	131.3	297.2
Others	72.6	263.5
Financial Information**
Argentina	6,402	16,190
Outside Argentina	148	603
Total Revenues	6,550	16,793

* Fiscal year 2016 considered as from the closing of the acquisition of Petrobras Argentina in August 2016. ** Consolidated annual FS for discontinued operations, figures in million AR$.

Pampa Energía ● 2017 Annual Report ● 102

Refining

RBB

As of December 31, 2017, RBB had an installed capacity to process 30,200 crude oil bbl per day. The refinery is located in Bahía Blanca, Province of Buenos Aires, a strategic point to receive crude oil from the Neuquina Basin and a superb location for the supply by sea of the oil coming from the Golfo San Jorge or Santa Cruz Sur basins or, possibly, to import crude oil from international markets.

RBB produces a wide range of products: high-grade gasoline, premium gasoline, GO grade 2, FO, IFO (bunker fuels), asphalts and NGL (propane, butane). Currents are also generated, which are used as petrochemicals raw material for the production of solvents and aromatics.

In 2017, RBB processed 25,217 bbl of oil per day, a figure 1% lower than in 2016, in line with the trend towards a lower processing of crude oil in all the Argentine refining business. As in the year 2016, in addition to the typical processing of domestic crude oils, several imported crude oils of different qualities were successfully processed.

Dock Sud Terminal

The Dock Sud Terminal, in the Province of Buenos Aires, has an approximate storage capacity of 1,230,000 bbl of light fuels and base lubricants distributed in its 3 plants. Fuel reception is made from the DAPSA and YPF piers through pipes, with facilities for dispatch and reception of tanker trucks.

Caleta Paula Terminal

It is a reception and dispatch plant located in the Province of Santa Cruz, close to the City of Comodoro Rivadavia. This location allows it to significantly enhance Pampa’s logistic capabilities in an area that is far from refineries. Besides, it allows the Company to keep an important stock of products highly demanded in the South of the country (gasoline and GO) to meet the market needs. Supply is made through bunkers, as it is located on the Atlantic coast, and it has truck loading facilities for its distribution to customers. Its storage capacity amounts to 82,000 bbl of light fuels.

Refining Investments Plan

In 2016, investments at RBB were mainly directed to safety and the environment, legal compliance and reliability optimization in different refinery areas, including the revamping of the tank yard, scheduled shutdowns in hydro processing and visbreaking units, and the retrofitting of loading points at Puerto Galván. On December 7, 2017, the agreement for the sale of several downstream assets, including RBB, the GS network, the Lubricants plant, and the Caleta Paula dispatch Terminal, was announced.

At the Dock Sud Terminal, investments will be mainly directed towards the revamping of the pump room, reservoir and ducts of the fire system, and the Company will continue tank revamping works to meet applicable requirements and value enhancement works related to the tank yard aimed at increasing storage capacity for light fuels both for own use and to be rented to other oil companies.

Distribution

Pampa has a GS commercial network which allows it to meet the demand of customers located in different regions of the country. In the last few years, the strategy consisted of optimizing the customer portfolio to adjust its size to refining capacity and maximize distribution efficiency. As of December 31, 2017, Pampa has a network of 250 GS located throughout Argentina, all of them under the ‘Petrobras’ brand, and 33 include ‘Spacio 1’ convenience stores. The following table shows GS as of December 31, 2017:

Pampa Energía ● 2017 Annual Report ● 103

Type	Quantity
Own[1]	73
Concession[2]	177
Total	250

1 Property owned or controlled by Pampa under usufruct, rental or sub-concession agreements. 2 Property owned or controlled by third parties, with whom Pampa has executed a concession agreement.

In 2017, the Company continued implementing gas pump replacement program in the GS network and the program for upgrading CNG compressors of the Company’s own network. In addition, the Company moved forward with the rebranding plan in the GS network, and implemented the new EcoPlus image in some of them. The new image meets state-of-the art standards in energy efficiency and environmental care.

In 2017, Pampa’s liquid fuels sales volumes in the domestic market totaled 1.2 million m3. As a result, the Company had a 5.5% market share, ranking fourth in the Argentine fuel market. Out of this total, 0.8 million m3 are attributable to GO, which reported a 9.2% year-on-year decrease. On the other hand, gasoline sales totaled 0.4 million m3, experiencing a slight 0.7% year-on-year increase. GO and gasoline sales accounted for a market share of 6.0% and 4.9%, respectively. In addition, sales of premium gasoline totaled 0.1 million m3, with a 3.4% market share.

Furthermore, refined products were sold to industrial, construction and marine markets, including marine fuels and lubricants, asphalts and other products. In the case of IFOs (Bunker), the volume sold by Pampa totaled 79 thousand tons, which represents a 11.4% market share. As regards DMA, the market totaled 139 thousand m3, which represents an accumulated 1.5% share in 2017. Sales in the asphalt market totaled an accumulated 102 thousand tons in 2017, accounting for a 16.5% market share.

Lubricants

Another important business development focus is lubricants. In the last few years, the objective was consolidating the Lubrax brand in the Argentine market through the development of exclusive lubricants customers, leveraging combined sales with liquid fuels and point-of-sale promotions.

In 2017, Lubrax sales in the Argentine market totaled 15.2 thousand m3, a 7.5% increase compared to 2016, with a 5.3% market share.

Refinor

Pampa has a 28.5% interest in Refinor, a company that owns the only refinery in the Northern region of Argentina and which is located at Campo Durán, Province of Salta. The nominal processing capacity of the topping unit is 25.8 thousand bbl per day, whereas the two turboexpander plants’ nominal processing capacity reaches 20.3 million m3 of gas per day.

RCD receives condensed and crude oil from the Noroeste Basin in Argentina, and natural gas from the Noroeste Basin in Argentina and from Bolivia. These operations are conducted through two oil pipelines and three gas pipelines. In 2017, the average daily processing of crude oil amounted to 7,826 bbl. In turn, gas processing reached a daily average of 14.2 million m3.

Pampa Energía ● 2017 Annual Report ● 104

In 2012, an agreement was executed with ENARSA whereby Refinor would provide compression services for the gas ENARSA imports from Bolivia. This agreement was later amended to increase the gas compression capacity up to a volume of 26 million m3/ day, and to extend its term until April 2019.

Besides, Refinor operates a 1,108 km multiproduct pipeline extending from RCD (Salta) to Montecristo (Córdoba), which supplies the Banda Río Salí (Tucumán) fuel dispatch plant, and the Güemes (Salta) and Leales (Tucumán) LPG dispatch plants. In Montecristo, it connects to a YPF multiproduct pipeline which reaches the town of San Lorenzo (Santa Fe). This multiproduct pipeline is the most important distribution path for all liquid fuels generated in the Noroeste Basin in Argentina, which transports GO, gasoline for petrochemical use, components of gasoline for automotive use, butane and propane.

As of December 31, 2017, Refinor had a commercial network of 81 GS in the Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca, and Chaco. The network offers a high-performance fuel line: Refinor 97 (97 octanes), Super (95 octanes), Eco Diesel, and Eco Diesel Premium.

In 2017, sales of gasoline, GO, raw gasoline and other liquid fuels amounted to 568 thousand m3, which represents a 7% year-on-year increase. LPG sales amounted to approximately 180 thousand tons in 2017, experiencing a 14% decrease compared to the previous year.

8.5    Petrochemicals

The PTQ segment takes part in Pampa’s oil and gas vertical integration of operations. The Company’s goal is to maintain its position in the styrene’s market by capitalizing on current conditions and maximizing the use of its own petrochemical raw materials.

Our assets’ production covers a wide range of products, such as octane bases for gasoline, benzene, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber, and polystyrene for the domestic and foreign markets.

The petrochemicals market where Pampa competes is influenced by the offer and supply of petrochemical products in the global market, which has a strong impact on our results. Pampa is the only producer of monomer styrene, polystyrene and elastomers in Argentina, as well as the only integrated producer of goods ranging from oil and natural gas to plastics. As part of its efforts to integrate operations, it uses an important volume of its own benzene production to obtain styrene and, in turn, a substantial volume of styrene to manufacture polystyrene and SBR.

The petrochemicals division is made up of:

  The PGSM integrated petrochemical complex, in the Province of Santa Fe, with an annual production capacity of 50 thousand tons of gases (LPG, which is used as raw material, and propellants), 155 thousand tons of aromatics, 290 thousand tons of gasoline and refined products, 160 thousand tons of styrene, 55 thousand tons of SBR, 180 thousand tons of ethyl benzene and 31 thousand tons of ethylene;
  A polystyrene plant in Zárate, Province of Buenos Aires, with a production capacity of 65 thousand tons of polystyrene and 14 thousand tons of BOPS; and
  An ethylene plant in San Lorenzo, with an annual production capacity of 19,000 tons. The plant is located on the banks of the Paraná river, close to the PGSM petrochemical complex, connected through pipelines for the supply of ethylene as raw material for the production of ethyl benzene and styrene.

Pampa Energía ● 2017 Annual Report ● 105

The following table shows the petrochemicals segment’s main indicators for fiscal years ended December 31, 2016 and 2017:

	2016*	2017
Technical Information
Revenues (in thousand ton):
Styrene (incl. propylene and ethylene)	30	67
SBR	11	33
Polystyrene (incl. BOPS)	27	67
Others	137	291
Financial Information**
Argentina	1,900	5,318
Outside Argentina	607	1,911
Total Revenues	2,507	7,229

* Fiscal year 2016 considered as from the closing of the acquisition of Petrobras Argentina in August 2016. ** Consolidated annual FS, figures in million AR$.

Styrene’s Division

In 2017, monomer styrene sales volume totaled 52 thousand tons, a figure 3% higher than that recorded in 2016, with a 5% increase in domestic sales associated with the growth of the polyester resin and emulsions market. The polystyrene sales volume reached 59 thousand tons. With the polystyrene plant at maximum load throughout the year, sales increased by 10% compared to 2016, experiencing a 9% increase in domestic sales and a 15% increase in exports. In 2017, BOPS sales volume amounted to 7.5 thousand tons, which represents a 16% increase compared to 2016, mainly due to higher exports to Europe.

In 2017, Pampa sold 33.3 thousand tons of rubber, of which 16.8 thousand tons are attributable to the domestic market and 16.5 thousand tons to exports. Sales volume in 2017 was 21% higher compared to 2016, mainly due to increasing exports to the United States and Brazil.

Gasoline Reforming Division

Sales of the Reforming division decreased by 7% compared to 2016 due to the lower availability of raw gasoline and the reduced interphase consumption.

In 2017, sales volume of octane bases and gasolines totaled 228 thousand tons, of which 63 thousand were directed to the export market. Sales of hexane, paraffinic solvents and aromatics during 2017 totaled 49 thousand tons, which represent an 11% decrease compared to 2016. Propellant sales volume totaled 10 thousand tons in 2017.

As of December 31, 2017, Pampa’s estimated share in the Argentine styrene, polystyrene and rubber markets amounted to 100%, 93% and 90%, respectively.

Pampa Energía ● 2017 Annual Report ● 106

8.6    Other Businesses

Transener

Transener is the leading company in the utility service of high voltage electric energy transmission in Argentina. It holds a concession over 14,489 kilometers of transmission lines and 57 transforming stations, and directly operates 85% of high-voltage lines in the country.

In turn, its subsidiary Transba holds a concession over 6,228 km of transmission lines and 95 transforming stations, which make up the Main Distribution Transmission System of the Province of Buenos Aires.

The following table summarizes Transener’s most relevant technical and financial indicators:

	2016	2017
Technical Information
Transener Transmission Lines (Km)	14,489	14,489
Transba Transmission Lines (Km)	6,159	6,228

Financial Information*
Revenues	2,201	6,025
Fiscal year’s results, attributable to company’s shareholders	(57)	2,282
Assets	3,347	7,335
Liabilities	2,695	4,330
Shareholders’ Equity	652	3,005

* Consolidated annual FS under IFRS, in million AR$.

Operation and Maintenance

The extra high voltage electricity transmission's SADI, operated and maintained by Transener, is subject to higher and higher load conditions every year. In 2017, there was a record-breaking demand for power capacity, which reached 25,628 MW, a value 1% higher than the record peak for the year 2016 (25,380 MW).

Despite the great number of power grid requests, in 2017 service quality has been wholly acceptable for the values required from a company like Transener, which ended the year with a rate equal to 0.41 failures per each 100 kilometer-line, consistent with international parameters accepted for companies which operate and maintain extra high voltage transmission systems. The following chart shows the failure rate for the service provided:

Pampa Energía ● 2017 Annual Report ● 107

Failure Rate

(Rate per each 100 km of lines)

Source: Transener.

Investments

During 2017, Transener made investments in the amount of AR$706 million. The following chart illustrates its annual distribution:

Transener’s Annual Investments

In million AR$, 1999 - 2017

Source: Transener.

Pampa Energía ● 2017 Annual Report ● 108

Business Development

Engineering Services –Works

Regarding power grid expansion works, Transener has focused its activity on those works in which Transener has competitive advantages, prioritizing the works to be executed on the 500 kV system.

The development of an important work program for replacing equipment and installing new reserves within the transportation system has entailed the demand for other services, such as the preparation of bidding documents, electricity studies, the implementation of power generation and demand monitoring systems (DAG and DAD systems), and the testing and commissioning of transforming stations. Transener’s technical team extensive expertise has been a key factor in the customers’ decision to entrust it with the performance of critical works. Bidding documents for the expansion of the transportation system under the Federal Plan, works pursuant to SE Res. No. 01/03, and other expansions to be executed by different WEM agents have been drafted. Among the most important works, we can mention expansion works of Macachín and 25 de Mayo transforming stations, Ezeiza transformation station’s capacitor bank, Ramallo transformation station, works for fast connection with the reserve phase in Puerto Madryn, Santa Cruz Norte and Esperanza transforming stations.

Electric Energy Transmission-Related Services

Operation, maintenance and other services, such as specific testing hired by private customers owning transmission facilities for both private and public use (independent transporters and international transporters) have been provided since the creation of Transener.

Among the works performed by Transener, we can mention the replacement of bushings, the performance of oil analyses, diagnostic trials, OPGW repairs, and FO connections in repeater junction boxes, the cleaning of isolators, measurements of electric and magnetic fields, automation implementation, maintenance of lines and equipment in transforming stations, among others.

All service agreements include provisions to maintain Transener’s remuneration at real values; and most agreements have been uninterruptedly renewed since their commencement, which confirms the quality of the service provided by Transener and the level of satisfaction of its clients.

Communications

In 2017, Transener continued providing infrastructure services to several communications companies, including the assignment of dark fiber optics to its own system (Line IV), and the rent of space in microwave stations and in their antennas-supporting structures. The growing demand from mobile communication companies has led to a significant increase in revenues both in terms of volume and better prices involved. Besides, Transener continued to provide support services for operative communications and data transmission to WEM agents.

Financial Situation

In 2017, Transener and Transba’s financial surpluses were managed on a prudential basis by means of different conservative instruments available in the market to maximize the portfolio yield and hedge Transener and Transba’s foreign-currency denominated liabilities through an optimal combination of currencies. As of December 31, 2017, the consolidated financial debt amounted to US$98.5 million as principal, corresponding exclusively to Series 2 CBs at a 9.75% rate. Since these bonds are fully redeemed in August 2021, there is no additional financial debt maturing before that date.

Furthermore, on April 18, 2017, an extraordinary general meeting of shareholders resolved to create a global program for the issuance of simple or convertible in to shares CBs denominated in U.S. dollars or its equivalent value in any other currency, for a maximum outstanding amount, at any time during its life, of up to US$500 million. The creation of this program was authorized by the CNV through Res. No. 18,941 dated September 20, 2017.

Pampa Energía ● 2017 Annual Report ● 109

Regarding Transener’s risk rating, in 2017 S&P upgraded domestic rating from ‘raB+’ negative to ‘raA+’, and its global rating for domestic and foreign currencies from ‘CCC’ negative to ‘B’, in all cases with a stable outlook.

TGS

TGS is the most important gas transportation company within the country, and it operates the biggest pipeline system in Latin America. It is also a leading company in the production and commercialization of NGL for both domestic and export markets, conducting this business from the General Cerri Complex located in Bahía Blanca, Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area and, since 1998, it has also landed in the telecommunications area through its controlled company Telcosur. As of December 31, 2017, Pampa holds a 25.5% indirect interest in TGS through CIESA.

The following table summarizes TGS’ main technical and financial indicators:

	2016	2017
Technical Information
Gas transportation
Average firm capacity contracted (in million m3 per day)	79.5	79.1
Average delivery (in million m3 per day)	66.7	66.0
Production and commercialization of liquids
Total liquids production (in thousand ton)	939.4	908.9
Gas processing capacity (in million m3 per day)	47.0	47.0
Storage capacity (in ton)	58,988	58,988
Financial Information*
Revenues	7,402	12,247
Fiscal year’s results	931	2,793
Assets	8,931	13,667
Liabilities	6,405	8,347
Shareholders’ Equity	2,526	5,320

* Consolidated annual FS, in million AR$. Even though this data comprises the full fiscal years 2016 and 2017, the reporting under IFRS of our affiliate TGS in Pampa’s FS started as from the closing of the acquisition of Petrobras Argentina in August 2016.

Description of Business Segments

Regulated Segment: Gas Transportation

In 2017, revenues from this business segment amounted to AR$4,560 million, showing an increase of AR$2,472 million against AR$2,087 million recorded in 2016. This increase is mainly due to: (i) the combined effect of the full application of the tariff increase granted by ENARGAS Res. No. 3724/16, as supplemented by ENARGAS Res. No. 4054/16, which provided for a 200.1% tariff increase, (ii) the increase granted under ENARGAS Res. No. 4362/17 as from April 1, 2017, and (iii) to a lesser extent, the tariff increase granted by ENARGAS Res. No. 120/17 effective as from December 1, 2017.

Pampa Energía ● 2017 Annual Report ● 110

Revenues from this business segment result mainly from firm natural gas transportation agreements, whereby the gas pipeline capacity is reserved and paid for irrespective of its actual use. Besides, TGS provides an interruptible service, where the transportation of natural gas is subject to the gas pipeline’s available capacity. Furthermore, TGS provides operation and maintenance services for assets allocated to the natural gas transportation service for the expansions fostered by the National Government and held by trusts created to such effect. For this service, TGS receives from customers with incremental natural gas transportation capacities the CAU established by ENARGAS, which remained unaltered since its creation in 2005 until its first update in May 2015.

In 2017, the daily average injection of natural gas into the gas pipeline system operated by TGS was similar to that recorded during fiscal year 2016. Average daily injections by domestic producers to TGS’ system amounted to 65.8 million m3/day, a level similar to the 66.0 million m3/day recorded in fiscal year 2016. TGS’ gas pipeline system was fairly responsive to meet demand needs, but the regulatory authority went on restricting the supply of natural gas to the industrial and generation markets to reorient and allocate gas to the Priority Demand. However, there were lower restrictions, mainly on account of the effect of higher temperatures during winter 2017 compared to 2016 and, consequently, a lower consumption by the residential demand.

In the commercial area, during 2017 TGS launched an open bid which allowed for the renewal, for an additional average 11-year period, of the 41.8 million m3/day firm transportation capacity, with maturity in 2018 and 2019. Furthermore, new contracts were awarded for a total amount of 3.3 million m3/day associated with capacities available in the system, which will generate additional revenues as from the beginning of 2018.

Non-Regulated Segment: Production and Commercialization of Liquids

Unlike the gas transportation business, the production and commercialization of liquids is not regulated by ENARGAS. In 2017, this segment’s revenues accounted for 56% of TGS total revenues. Revenues from sales in the liquids production and commercialization segment reached AR$6,875 million in the fiscal year ended December 31, 2017 (AR$2,107 million or 44% higher than those recorded in 2016). The main reason of the increase in revenues was the rise in international reference prices during fiscal year 2017.

Liquids production and commercialization activities are conducted at the Cerri Complex, located close to the City of Bahía Blanca, which is supplied by all of TGS’ main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at this industrial complex. TGS sells these NGL to both domestic and foreign markets. In the domestic market, propane and butane are sold to fractionator companies. In the foreign market, the sale of these products and natural gasoline is made at current international market prices. On the other hand, ethane is sold to Polisur at a price agreed by the parties.

During 2017, the production of liquids decreased by 30,542 tons or 3%, mainly as a result of the lower production of butane, which was however acquired from third parties to meet the domestic demand. On the other hand, and benefiting from the positive impact of international reference prices, total dispatched volumes experienced a 5% increase, with 49,285 tons against fiscal year 2016, and all sales were made by TGS on its own behalf. The dispatched volumes are detailed below:

Pampa Energía ● 2017 Annual Report ● 111

Dispatched Volume (in ton)	2016	2017
Ethane	277,475	282,850
Propane	313,505	320,748
Butane	222,094	236,026
Natural gasoline	98,649	121,384
Total dispatched volume	911,723	961,008

The external context made international reference prices which determine the price of products destined to the export market record 59%, 42% and 26% increases for propane, butane and natural gasoline, respectively. However, the rate of growth experienced kept decreasing, especially as from the fourth quarter of 2017, showing falls in the first months of 2018.

Besides, TGS has managed to optimize business margins as a result of the coordinated work of its different areas, thus meeting production and sales objectives. It is worth highlighting that TGS has entered into agreements for the export of liquids for the 2017/2018 summer period, which not only enable to improve prices compared to the expired agreements, but will also bring short-term certainty for the sale of these products. Furthermore, TGS makes land transport exports via trucks to Chile and Paraguay. Even though volumes exported under this modality are lower than those exported by sea, they have grown in the last few years, which allows TGS to capitalize on a higher operating margin.

In the domestic market, during 2017 TGS continued participating in different programs set by the Argentina Government for the supply of propane and butane at prices lower than market prices. This is the case of the Household Gas Bottles’ Program and the Propane for Grids Agreement, whereby the MEyM issued a set of resolutions to regulate the price of propane sold under this program. As in previous periods, under the Household Gas Bottles’ Program TGS is obliged to sell these products at prices ostensibly lower than market prices, which, under certain conditions, results in negative operating margins. Furthermore, as a result of the participation in these programs, the National Government should reimburse to TGS an economic compensation which is denominated in Argentine pesos; even though there are delays in its collection, during fiscal year 2017 there has been some improvement in collection terms.

In August 2017, and with retroactive effects as of May 1, 2017, TGS concluded negotiations for the sale of ethane to Polisur and entered into an annual agreement for the sale of this product, managing to maintain sales conditions in force under the agreement entered into in the previous year. This agreement not only guarantees the supply of this product to the only customer for ethane production in Argentina, but also allows TGS to obtain sales margins in line with those derived during the last few years. In 2017, physical sales suffered practically no variations, reaching 282,850 tons, against 277,475 tons in 2016, despite the technical defects occurred in July 2017 in the ethylene production plant owned by Polisur, which were later offset by higher demands by this customer.

Furthermore, the portfolio of logistic services provided from Puerto Galván facilities continues growing, and improvements in unit tariffs for this kind of services were applied.

During 2017, restrictions on the supply of natural gas for replacement of the RTP required by the Cerri Complex’ Processing Plant for the liquids business persisted, although to a lesser extent. The lower restriction on natural gas arriving at the Cerri Complex and the high operating efficiency levels reached in the processing of natural gas allowed produced volumes to increase to 908,881 tons. Purchase prices for natural gas used as RTP experienced a 16% average year-on-year increase in US$, in line with the policies implemented by the MEyM to encourage the production of natural gas.

In spite of this, and thanks to the increase in NGL international reference prices, operating margins were partially offset. However, operating margins with which this business segment operates have suffered a negative impact compared to historical values. Nevertheless, and thanks to the coordinated efforts among the different TGS’ areas, equipment operation was optimized through the daily programming of natural gas processing, which improved performance in the recovery of liquids in the Cerri Complex, as well as through the conduction of improvement works under the five-year investment plan, which will allow TGS to continue optimizing consumption of RTP. Additionally, thanks to the execution of new natural gas supply agreements, its supply at reasonable prices was guaranteed, thus mitigating the exchange-rate impact on the cost of this raw material measured in AR$.

Pampa Energía ● 2017 Annual Report ● 112

Sales of Liquids by Destined Market

In thousands tons, 2013-2017

Source: TGS.

Non-Regulated Segment: Other Services

The other services segment is not regulated by ENARGAS. TGS provides midstream services, which mainly consist of treatment, impurity separation and gas compression. These services may also include gas extraction and transportation in the fields, construction services, inspection and maintenance of compression plants and gas pipelines, as well as steam generation services for the production of electricity. This business segment also includes revenues from telecommunication services provided through its subsidiary Telcosur.

This segment represented 7% of TGS’ total revenues in 2017; revenues from sales experienced an increase, mainly on account of the growth of natural gas compression and treatment services. Additionally, higher operating and maintenance services, the exchange rate effect on sales denominated in US$ and engineering services provided during fiscal year 2017 also contributed, although to a lesser extent, to the increase in revenues.

In September 2017, an agreement was entered into with the Río Neuquén UTE (YPF, Pampa and Petrobras Brazil) to extend, for the next 10 years, services provided at the Río Neuquén Plant. To this effect, the installation of a natural gas dehydration unit with a capacity of 2 million m3/day and several minor changes in the plant were committed.

As regards construction services, the connection of the natural gas feeder line of General Rojo CT for the DVS entity and the gas supply works for Spegazzini CT, owned by Generación Mediterránea, were completed.

Additionally, in the month of September an UTE was set up with SACDE for the joint participation in the piping assembly for the construction of the ‘Expansion of the Natural Gas Transportation and Distribution System’ project. The MEyM awarded to the UTE the works for the construction of the Regional Centro II – Recreo/Rafaela/Sunchales Gas Pipeline, which will represent joint income for approximately AR$946 million56. On October 27, 2017, the TGS - SACDE UTE entered into the applicable construction agreement with the MEyM, and in December 2017, the first advance was received, which will allow to begin and finish works during 2018.

56 Including VAT.

Pampa Energía ● 2017 Annual Report ● 113

Regarding telecommunication services provided by Telcosur, during 2017 several agreements were entered into which allowed for an increase in the sold capacity and a consolidation of these operations.

Pampa Energía ● 2017 Annual Report ● 114

9.   Human Resources

At Pampa, we work with passion and enthusiasm. Guided by our values, we strive for excellence and continuous improvement to meet the market demands and continue growing on a daily basis. The Company supports several practices aimed at human resources training, development, attraction, loyalty and management, thus creating a favorable work environment to achieve organizational results.

During 2017, the strategy of the Human Resources Department was oriented towards renewing talent quality and boosting a high-performance organization; unifying our policies and practices; implementing SuccessFactors, a management tool which allows us to simplify processes, gain efficiency and become an agent for change in the organization; maintain labor relationships based on respect for people, regulations and a positive work environment, seeking to guarantee operations continuity and improved productivity, and consolidating integration and the values of Pampa’s culture in the transformation process.

9.1    Recruiting and Selection

At Pampa, we encourage internal development. Therefore, whenever there is a vacancy, we first make an internal survey looking for the proper profiles to cover it. In case this is not feasible, we conduct an external market search looking for candidates who not only have the necessary technical profile, but also the skills profile fostered by the Company. We find it essential that employees should feel comfortable with Pampa’s culture and play a leading role in it.

9.2       Professional Practice / Internships

During 2017, the Company continued conducting professional practices jointly with technical schools so that students should get acquainted with the professional and work environment. This practice has allowed students to take part in selection processes for positions similar to actual professional functions, and some of them were finally hired by the Company. Besides, several career guidance and labor integration workshops were organized with the participation of students from technical schools, continuing with this practice for four consecutive years in our agenda for the integration with the students’ community of the areas where our assets are located.

9.3       Human Resource Planning

At Pampa we develop this process through the professional analysis of our employees, considering their academic and work experience background, their career within the Company, as well as performance assessments.

9.4       Compensation and Benefits

Pampa’s policy on Compensation and Benefits is based on ensuring external competitiveness and maintaining in-house equity. In this line, at Pampa we work with different surveys which allow us to adjust our benefit packages and wage structure to those offered in the market. As a result, in 2017 the Company granted increases equivalent to those offered by the labor market to personnel not subject to collective bargaining agreements, and salaries were adjusted according to collective bargaining agreements for unionized employees.

Pampa Energía ● 2017 Annual Report ● 115

9.5       Trade Union Relations

During 2017, Pampa maintained a close bond with the different unions in the industrial sectors where it develops its activities. We participate in business chambers conducting labor negotiations, both at national and regional levels, and coordinate negotiation processes in each subsidiary.

A consolidated liaison and relationship with different unions, based on dialog and negotiation, allow us to project joint work to face challenging changes in context, both at the social and economic level.

9.6       Staff Management

We have participated in the corporate reorganization process for the merger of Pampa with CTLL, CTG, Bodega Loma de la Lata S.A. and EG3 by providing the required information on the human capital and updating systems and processes to the new corporate structure. This included both internal and external actions, reaching labor, tax, pension, judicial and union entities. Furthermore, we finished the restructuring process initiated in 2016, successfully achieving the stated target.

During 2017 we continued transmitting changes in policies and procedures through our communication channel (NEXO), thus reinforcing the objective that this should be the Company's point of contact with its employees.

We have concluded the analysis of medical coverage, and we will make the applicable adjustments during 2018. Furthermore, we have made progress on the integration and implementation of some of the benefits the company grants to its employees, and we project to integrate pending benefits next year. The voluntary disenrollment option for the Pension Plan was implemented, with great acceptance by active beneficiary employees.

In 2018, we will embark on the project for the unification of payroll and accounting records under a single management system, aimed at optimizing processes and reaching highly satisfactory functional and operating results.

9.7       Training and Development

Aiming to accompany the development of our employees, during 2017 we developed different Training Programs. Specifically, the Skills Development Program through Business Simulators has applied a practical and innovative methodology for the acquisition of specific tools, such as negotiation, leadership, comprehensive business view, and project management. We organized 12 editions in different plants of the Company located in Buenos Aires, Neuquén and Bahía Blanca with the attendance of more than 285 participants.

We have accompanied the academic training of employees who participated in Master Degree and Specialization Programs; besides, we have organized technical training courses and participated in congresses both locally and abroad.

With the purpose of ensuring the Board of Directors and first-line managers' training and development, during 2017 we worked intensively to enhance Pampa’s leadership skills through the implementation of the ‘Leaders’ School’ together with the Torcuato di Tella University. Several directors and managers participated in this program, with a high attendance level. The training program was developed throughout the year and included, among others, the following topics: business knowledge, high-performance team management, diversity, innovation, etc. Additionally, the top management team developed coaching sessions geared at role strengthening, decision-making and managerial responsibilities.

Pampa Energía ● 2017 Annual Report ● 116

9.8       Internal Communications, Working Environment and Culture

Pampa knows that communication is of the essence for all the Company’s areas and assets to work aligned under the same business objectives. Pampa's culture expresses a model that reflects a more integrated, professional and swifter way of working and interacting; a way of acting which is common to all the Company and which articulates diversity and integrates the Company's values, practices and objectives towards consolidating it as one the most important energy integrated companies in the country.

During 2017 we conducted communication actions focused on consolidating integration and the values of Pampa's culture through:

  Communication campaigns targeted at corporate and business areas with the purpose of associating each of them with the concepts of integration, values and culture;
  Face-to-face communication events to foster and encourage a cultural change (visits of employees’ children to offices and plants; communication and exchange meetings with leaders and founding shareholders, etc.);
  Communication of Pampa's new Code of Business Conduct and its acceptance by all the Company's staff;
  Internal dissemination of the ‘Pampa Talent’ program (hiring of Young Professionals);
  Implementation and communication of integrated benefits as from the merger;
  Training and internal dissemination of changes in performance management processes and Compensations; and
  Communication of the SuccessFactors tool, establishing a link between its implementation and the values of Pampa’s culture to evidence the cultural transformation process we are going through.

Pampa Energía ● 2017 Annual Report ● 117

10. Corporate Responsibility

At Pampa, we understand Corporate Social Responsibility as a strategic management model which is implemented through the Foundation. With a strong commitment to society, which goes beyond energy demand satisfaction, we develop programs oriented towards improving the life quality of our employees, their families and the communities where we operate.

Since 2008, the Foundation has promoted programs that contribute to strengthening the abilities of people and social organizations, showing a clear sustainable commitment with the communities Pampa Energía is part of.

As from 2016, with the incorporation of new assets and their communities of influence, the Foundation has adopted a new strategic focus: education as a fundamental right, local management of Corporate Social Responsibility for relationship between the asset and the community, and corporate volunteering.

10.1  Professional Training Programs

The purpose of these programs is to provide equal employment and educational opportunities through the social inclusion of those in a situation of vulnerability throughout the country, and to accompany young students along each stage of their academic-professional training so that, once the process is completed, young students should become trained and qualified professionals who may successfully integrate in the labor world. Integrated programs for the different stages of this professional training process, and results achieved during the year are detailed below:

Primary Level

The ‘Energy Researchers’ workshops aim to arouse and spark an interest for science in primary school students, also creating awareness on responsible use of energy. Through teacher training, students become ‘Researchers’ of different phenomena related to energy, their sources, efficiency, and benefits associated with the different types of energy. In 2017, a teacher training workshop was given to 20 teachers of different public schools of the Province of Mendoza.

Secondary Level

The ‘Accompaniment to Complete Technical Secondary Studies’ program aims at providing education to awake civic values and form committed citizens. The Foundation provides opportunities and escort during the last three years of secondary school to Argentine young students from technical schools with a desire to complete their studies and develop their life projects, instilling in them the importance of education as an essential tool to improve their household living conditions. During 2017, we have accompanied 926 students from the last three years of Secondary Technical Schools, with 526 scholarship beneficiaries in the Province of Buenos Aires, 198 in Neuquén, 90 in Mendoza, 82 in Salta and 30 in Santa Fe.

Furthermore, since 2013 we have been working with the assistance of the Human Resources area in the implementation of professional practices for students attending the last year at technical schools of communities close to our assets. The program is oriented to the consolidation, integration and development of the students’ knowledge and capabilities matching the professional profile the students are developing, thus enhancing work insertion possibilities. This program’s distinctive mark is the assistance of employees, who were the interns’ tutors. This year, 62 interns participated in this program: 20 students in CTG, 26 in CTGEBA, 8 in CTP, 3 in CPB and 5 at the Avellaneda Lubricants Plant.

Pampa Energía ● 2017 Annual Report ● 118

College Level

We accompany college students in their technical-professional studies, directly targeting at the necessary knowledge, and focusing on training in the Argentine energetic sector’s professional field. In 2017, we accompanied 3 students from the Province of Salta who are attending a pre-school education teaching program, a nursing program, and a degree in hygiene and safety.

University Level

With the purpose of fostering equity in education through higher education, we offer financial grants and the assistance of a tutor so that young engineering students may have possibilities for development, thus advancing their education and employability. To such effect, we have executed different agreements with universities.

This year we have accompanied a total 139 young university students: 81 in the Province of Buenos Aires, 21 in Salta, 20 in Mendoza and 17 in Neuquén. Furthermore, with the purpose of accompanying Pampa employees’ children, a call was launched to provide support for engineering students. Under this program, in 2017 we have accompanied 39 employees’ children in their university education.

Professional Level

We believe that professional internships are an ideal complement for academic training. The program’s purpose is that fourth-year and above university students accompanied by the Foundation should join the Company through an internship program. Throughout the year 5 university students have made internships in the Company, 3 of them in the Pampa Building and two in HINISA, in the Province of Mendoza.

Finally, the ‘Young Professionals’ program aims at the professional development of scholarship beneficiaries who are about to finish or have finished their university studies and are interested in growing in the energy industry. Two university interns under this program were hired, and are currently working in Neuquén and in CTPP.

10.2  Corporate Social Responsibility in Our Assets

We seek to strengthen our bond with the communities where our assets are located with the commitment to contribute to the social, economic and environmental development of our employees and their families and community. We work together with a social responsibility committee in each asset, which is represented by its own employees, and regional coordinators for the Foundation to plan and develop sustainable local management actions aligned with the values of the Company and of each business.

Open Doors Program

To enhance the training of students of different levels, as well as the general knowledge of interested parties, the Foundation organizes tours and visits to our plants so that neighbors may get to know Pampa’s productive processes, facilities, and working methodology. In 2017, 1,412 people were guided by 78 volunteers in CTLL, CTG, CPB, CTPP, CTGEBA, HINISA, HIDISA, Refinor, the Dock Sud terminal, and the Zárate and PGSM petrochemical plants.

We also organized a painting meeting to make a community mural for the 70th anniversary of the plant, with the attendance of members of Cottolengo Don Orione.

Pampa Energía ● 2017 Annual Report ● 119

At the PGSM Petrochemical Complex, we joined the Corporate Social Responsibility Program whereby 30 companies work in synergy with the Chamber of Commerce and Industry of the San Lorenzo area. The purpose is to teach 7th grade students the productive processes of the San Lorenzo Industrial Area, focusing on the importance of education and commitment with the community they are part of. The Program consisted of 5 meetings, and ended with a guided visit through the plant. Besides, volunteers planted native trees in primary schools of San Lorenzo and PGSM.

Support to Communities Near Pampa’s Assets

With the purpose of contributing to the strengthening of people in vulnerable neighborhoods (San Cayetano and surrounding areas) and furthering community-based organization, the Banquitos Project at the Zárate Petrochemical Plant aims to develop sources of employment and to promote an improvement in life quality standards within a social and solidary economy. Meetings for the sharing of knowledge and training were organized to promote family entrepreneurship.

Furthermore, since 2001 we have taken over the commitment and the responsibility to support a soup kitchen which every day serves meals to 120 children and their mothers in General Güemes, Salta. We coordinate efforts with Fundación Banco de Alimentos, an organization responsible for the soup kitchen's operations and food quality.

As Pampa's culture supports diversity, from the Foundation we provide assistance to the handcrafted textile’s endeavor by the Newen Mapu mapuche community in Catriel, Río Negro. Through the supply of funds, equipment and technical counseling, we committed to provide installed capacity and promote textile micro-entrepreneurships by the families that take part in this initiative.

Solidarity Hockey

At the Buenos Aires Lawn Tenis Club, a tribute to former leona hockey player Carla Rebecchi was organized together with an event in support of vulnerable children and youth so that they may finish their secondary studies. Foundation Pampa assisted the Fundación Uniendo Caminos by collecting 22,000 school supplies and AR$30,000 thought the sale of tickets.

Local Actions for Building and Infrastructure Improvement

In the Province of Buenos Aires, we refurbished the facilities of Kindergarten No. 904 ‘Lola Ubeda’, located at La Emilia, district of San Nicolás. The kindergarten had been flooded during the strong January storms. Besides, we supplied all materials necessary for early childhood care, and we donated furniture, computers and electronic supplies.

At CTGEBA we helped improve the facilities of Club de Barrio Santa Rosa, by replacing electric circuits during special sessions. Furthermore, we supported the institutional strengthening of primary school ‘Paraje La Colorada’, through the refurbishment of the computer room and the setting up of shelves to place school books. Besides, workshops on power generation voluntarily coordinated by the plant's bachelor in environmental studies were organized.

In CTP, we donated materials for the construction of two classrooms at the ‘Virgen Fátima’ school, which is attended by 200 children of the aboriginal community. Besides, we inaugurated a soccer field at this school, which was built by CTP’s volunteering employees.

Finally, with the purpose of enhancing young people's education and pursuant to an agreement with the Department of Electric Engineering of the National Southern University, in Bahía Blanca, we donated 3D printers to three technical schools. The delivery of the equipment was accompanied by specific technical training on aspects involving operation, assembly, maintenance and codes required for their use.

Pampa Energía ● 2017 Annual Report ● 120

10.3  Volunteering Actions

We consider that employees are our best asset, and that each of us can engage our energy and knowledge to the service of those needing them most. That is why we launched the ‘Pampa Volunteering’ Program, a participative space for all employees willing to engage in actions of solidarity. We channeled these actions through volunteering committees, generated a space for involvement and the coordination of actions addressing the bond between the asset and its community. The objectives are the following:

•         Performing actions in line with the Foundation's programs;

•         Providing a space to channel people's interests through committees and role models;

•         Having a positive impact on the internal environment, fostering integration; and

•         Internally reinforcing the values advocated by the Foundation.

Throughout this year, we performed 75 volunteering activities with the participation of 700 employees. Volunteers dedicated more than 11,000 hours to helping actions.

Collaborative Efforts with the Vivienda Digna Organization

The purpose of this program is to assist families in a vulnerable social situation so that they may have access to a lot and a final home through community and participatory work. With the collaboration of 11 Pampa volunteers and 15 secondary school students, we have built 30 meters of sidewalk in the ‘Suelo Firme’ neighborhood in Derqui, Pilar.

A Christmas Eve for Everyone

As part of the celebration of the International Volunteer Day on December 5, and seeking that many vulnerable families may enjoy a different Holiday Season, we prepared gift boxes with food for a Christmas Eve dinner and customized gifts for all the members of the families. We donated 1,000 Christmas gift boxes which reached approximately 4,000 people.

Family Day at Pampa

This meeting took place in all business units throughout the country with the purpose of bringing the Company employees’ families together, and included several recreational, leisure and solidary activities. In the solidary activity named ‘Developing Solidary Energy’, we made more than 1,000 toys which were donated to different institutions throughout the country.

Activities to Improve Educational Quality

Under the ‘Come back to school’ program, we accompanied our employees wishing to join as volunteers to collaborate with their secondary schools, getting involved in different tasks to improve educational conditions. During 2017, we provided infrastructure, furniture, technological equipment and training to schools in the Provinces of Buenos Aires and Salta. Furthermore, our professionals offered talks and workshops, putting their knowledge at the service of others. With the voluntary collaboration of the CTGEBA plant's nutritionist, participatory meetings were held to transmit the importance of a healthy diet in Marcos Paz.

Besides, at the beginning of the school year, we donated 4,500 school kits to schools throughout the country, with volunteers taking part in the delivery. We also provided educational support and counseling to 20 students from technical schools and 23 Pampa contractors to help them finish secondary school.

Pampa Energía ● 2017 Annual Report ● 121

Volunteers Preserving the Environment

As part of the Company’s induction program, 21 people joining the Pampa Young Talent program participated in a solidary activity, organized jointly with the Plantarse Association, on ‘Growing an Organic Orchard’ at a rural school in Pilar. The objective is to promote environmental initiatives to create awareness on climate change.

Furthermore, the ‘INTI Sustainable Solar Project’ was developed in Piquirenda, Salta. The project focused on the self-construction of eco-stoves so that the community should become energy autonomous, and offered training for the preparation of high-nutritional dishes (hygiene, nutritional value, health).

Pampa Energía ● 2017 Annual Report ● 122

11. Information Technology

During 2017, and accompanying the corporate reorganization process, the technical integration of companies merging into Pampa as of October 1, 2017, and the implementation of a single SAP instance in 11 unmerged companies were perfected. In this way, all companies within the group are consolidated onto a single system. The main challenges and milestones during 2017 were as follows:

•         For the Human Resources area, the SAP SuccessFactors compensation and performance modules were implemented. Additionally, a technical update was implemented in the payroll system so that it may support future regulatory changes;

•         Together with the Supply area, the implementation of SAP Ariba as the new procurement platform was defined, and the project was launched;

•         An application was developed for the Foundation so that it may support interns’ information management (Foundation CRM);

•         For the E&P business, a voice and data telecommunications platform was designed, which will allow for the optimization of the different business processes with an integrated vision and real-time remote access from any point in the area to facilitate decision-making. This platform will be implemented in El Mangrullo and Sierra Chata blocks during 2018. Furthermore, e-siGas was implemented as a gas dispatch and commercialization solution. This platform provides greater flexibility in process management and an optimized relationship with customers;

•         For the Generation business, the management model in CHs was unified, which resulted in greater efficiency in maintenance management. Furthermore, the electricity pre-billing process was evaluated, and Gol Plus was implemented as the exclusive corporate solution;

•         For the Downstream business, technological updates were implemented in GS, including the migration of the credit card validation system, the renewal of points of sale, and the installation of a new gas pump controller. Furthermore, fuel dispatch at the Caleta Paula plant was automated with the implementation of the TMS – Sorrento control software and its integration with SAP; and

•         At the corporate level, technological renewals were made, including the implementation of a new virtual tape backup system, and the replacement of the micro-IT room at the Buenos Aires and Neuquén headquarters. Furthermore, the information security policy was published, and SOX control matrixes were redefined, which resulted in optimized controls and enhanced compliance processes.

Pampa Energía ● 2017 Annual Report ● 123

12. Quality, Safety, Environment and Labor Health

Pampa considers that economic progress will only be sustainable to the extent performance is attained through the implementation and improvement of a management system committed to all stakeholders: shareholders, customers, employees, community, suppliers, and control bodies, with a focus on quality, personal health and safety, environmental care and energy efficiency.

With the purpose of reaffirming this vision, during 2017 Pampa issued a new QSELH policy applicable to all its business segments. This policy makes an integral part of its management system, and operates at all levels of the organization through the setting and follow-up of objectives and goals, furthering projects, plans, programs, trainings, audits and assessments. The QSELH policy is deployed through guidelines which establish good practices, create a common identity, point the way forward and improve QSELH performance, and enable the Company to be a safe, reliable, high-quality, and eco-efficient company. which optimizes its resources and contributes to the quality of life of its employees and community welfare, guaranteeing at all times compliance with requirements set before national, provincial and municipal entities, control over different hazards and issues, and impact and risk minimization.

In 2017 Pampa conducted a comprehensive review of its QSELH guidelines taking into consideration the new business context and corporate requirements, the latest developments in international management regulations, the experience gained through the application of previous guidelines, and the incorporation of quality and reliability requirements. The new guidelines constitute a simple and easy-to-use guide designed to further sustainable business development.

In 2017 Pampa continued advancing management programs in all its operations by allocating important resources, both at the corporate and asset level, to staff training; besides, it furthered the development and strengthening of Pampa's QSELH culture through an integrated and aligned QSELH management.

Risk management, which is key to the management of QSELH issues, is disclosed as an explicit commitment in the new QSELH policy and guidelines, and is developed through different systematic and consolidated practices. With the purpose of further enhancing this management with a more strategic focus, in 2017 Pampa started the review of corporate risk management criteria and continued implementing initiatives geared at diminishing QSELH risks in operations and new projects, including the application of the QSELH risk management matrix created to measure risk management scales in operations with a focus on: permits and authorizations, integrity, reliability, operational discipline, environmental liabilities, contingencies, and labor health and industrial hygiene.

12.1  Quality

Pampa furthers its management quality using international ISO standards and the ‘National Quality Prize’ model as references, seeking continuous improvement in all its activities. The main methodologies applied for quality management are certified management systems, standards, anomalies and audits’ management, and improvement teams.

All Pampa assets are subject to third-party certification accredited by the Argentine Accreditation Organization, under ISO 14001 (environmental management), and OHSAS 18001 (occupational health and safety management) standards. The Generation, Downstream and Petrochemicals segment’s assets are certified under ISO 9001 standard, and especially, the Lubricants Plant and CTGEBA are also certified under the ISO 50001 (energy management) standard. Pursuant to the implemented model, external audits are conducted on an annual basis to guarantee adherence to the requirements of the above-mentioned international standards. Furthermore, each asset has a management program which promotes continuous performance improvement.

Pampa Energía ● 2017 Annual Report ● 124

During 2017, Pampa successfully completed the Certification Program under these standards, thus demonstrating the efficacy in the scope of set goals and its commitment with customers, suppliers, shareholders, employees and the community. The program includes internal and external maintenance audits and re-certifications, as well as the implementation of new certifications. External audits were conducted by renowned institutions such as TÜV Rheinland, IRAM and Bureau Veritas. Internal audits were conducted by qualified Pampa staff. Furthermore, in 2017 we started the upgrade of ISO 9001 (quality management) and ISO 14001 (environmental management) standards under their new 2015 versions in CTGEBA, HIDISA, HINISA, CTG and CTP, Quality and Quantity Control Service in GS, Dispatch Terminals and HPPL, which we are expected to complete in all operations in 2018.

In 2017 the Company reviewed the Standards Management and the Anomalies Management to promote everyday quality throughout the organization. These processes are operated through applications developed in the ‘SharePoint’ technological environment, an in-house development which provides a simpler, easier to use and more modern solution. This year, several upgrades have been incorporated into the Standards, Anomalies and Audits standards and applications, thus providing an enhanced user experience. Finally, the progressive implementation of these practices in all operations has begun, seeking cultural integration in respect of these matters, which is expected to be concluded in 2018.

With the purpose of improving operations and results through teamwork, Pampa continues developing ‘Improvement Teams’, an initiative launched in 2012 with the purpose of implementing enhancements with a focus on efficiency, productivity, costs, quality, safety and environment. Since 2013, selected Pampa’s improvement teams have participated in the National Annual Meeting for Continuous Improvement organized by Sociedad Argentina Pro Mejoramiento Continuo (Argentine Society for Continuous Improvement), where knowledge and experiences are shared.

12.2  Safety

As part of the management programs for all its operations, Pampa advanced with the definition and follow-up of safety objectives and goals, which are periodically monitored through the QSELH indicator board, and continued developing initiatives to sustain and improve safety management and performance in each asset.

With the purpose of promoting a safety culture focusing on people’s behavior and the importance of the safety leadership commitment, the ‘Behavioral Preventive Observations’ practice was implemented, reviewing and building on previous experiences, and developing a simpler and more flexible IT platform. Furthermore, in the E&P business, a pilot evaluation of the safety culture was launched, which is expected to be extended throughout the Company in 2018.

As regards industrial hygiene, the relevant measurements in connection with work environments and specific risk maps were completed, and deviations were tracked. The Company also continued the ergonomics program involving the survey of specific workplaces.

12.3  Environment

Pampa’s operations are conducted within a context of sustainable development. Pampa is committed to the protection of the environment and endeavors to make a rational use of natural resources in each of its projects by applying proper and economically viable technologies.

Pampa continues managing environmental risks to prevent the occurrence of undesirable events and/or to minimize their impacts by developing actions and programs such as that for the integrity of aerial and underground pipelines and tanks. In addition, monitoring and environmental studies are performed to become acquainted with different environmental situations. All these programs are encompassed within integrated management systems and contribute to environmental performance sustainability and enhancement.

Pampa Energía ● 2017 Annual Report ● 125

Furthermore, in line with the country’s energy requirements and aiming to have an active participation in the diversification of the Argentine energy matrix, in 2017 Pampa started with the commissioning of CTPP and CTIW CTs, with an installed capacity of 100 MW each, and also increased CTLL’s installed capacity by 105 MW. Besides, Pampa has been awarded the project of closing to CC in CTGEBA and the Corti WFP, for a power capacity of 383 MW and 100 MW, respectively. Furthermore, in early 2018, Pampa announced the construction of Pampa Energía WFP and De La Bahía WFP, which together will reach an aggregate installed capacity of 100 MW57.

12.4  Response to Emergency

Pampa endeavors to prevent undesirable events; even so, it fully prepares to provide a prompt and effective response to emergencies to minimize possible consequences. To such effect, as from 2016 and continuing in 2017, it is conducting the review and standardization of contingency processes in its different units. In addition, there is a corporate contract in place with an environmental emergency response service, which provides for the maintenance of Environmental Defense Centers with specific equipment for this kind of emergencies.

In 2017, the Company continued making periodic emergency response simulations in terrestrial and aquatic scenarios to develop the skills and competencies necessary to execute emergency plans and coordinate the necessary activities to be deployed should an undesirable event occur.

12.5  Labor Health

In 2017, Pampa drew up and approved an alcohol, drugs and psychoactive substances policy. Pampa understands the problem of addictions at the workplace as a blameless disease, and the actions it performs under its Policy are aimed at protecting the life, health and safety of people working at Pampa's facilities, as well as any third parties who may be at Pampa's premises. The development and implementation of the Policy is coordinated with a multidisciplinary team made up of QSELH, Human Resources, the Legal and Communications departments. Its principles, commitment and values arise from Pampa’s Code of Business Conduct and QSELH Policy, and are based on the recommendations of the International Labor Organization (ILO) and the World Health Organization (WHO), with the purpose of preventing and doing away with alcohol and drugs misuse at the workplace as a desirable objective. Besides, Health and Safety at Work Law No. 19,587 provides that work environments should be safe and healthy for employees. During the year educational, informative and prevention campaigns targeted at employees and their families were conducted.

During 2017, Pampa continued implementing the Labor Health Medical Control Program (LHCP) and the Health Promotion and Protection Program (HPPP), both of which focus on primary and secondary prevention, the generation of a healthy workplace, and the response to health emergencies.

The Health Promotion and Protection Program develops actions aimed at generating healthy life habits and behaviors through a healthy diet, food safety actions under IRAM 14201 standard, physical activity, dental prevention, smoking cessation and addiction prevention. These actions are developed based on an annual health diagnosis performed through a medical test to employees, where a Certificate of Physical Fitness (CPF) is used, which contemplates labor and epidemiological risks and allows for the identification of Homogeneous Risk Groups to develop a specific health program tailored to their needs. This program is supplemented by contractors’ medical clearance verification services.

In 2017, progress was made on the Ergonomics Program, which aims to guarantee a proper layout for the working space, avoid unnecessary movements and efforts, achieve proper visibility and location of work items, establish environmental and ergonomic criteria for the development of future work positions, and improve the employees’ productivity, comfort and safety through the use of ergonomic tools.

57 For further information, see section 7.1 of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 126

As regards prevention, Pampa continues providing Cardiopulmonary Resuscitation (CPR) and First Aid training courses, a physical activity plan and flu and tetanus immunization campaigns.

Together with the Foundation, a voluntary blood donation drive was organized in the different assets.

Pampa Energía ● 2017 Annual Report ● 127

13. Results for the Fiscal Year

Pampa, the largest independent energy integrated company in Argentina, focuses its business on the electricity value chain by participating in the generation, transmission and distribution of electricity, as well as on the oil and gas value chain by taking part in E&P, midstream and downstream. The following table summarizes the consolidated ratios obtained during the fiscal year ended December 31, 2017, compared to the last fiscal years:

	12.31.2017	12.31.2016	12.31.2015	12.31.2014
Liquidity	1.23	0.77	1.01	0.69
Solvency	0.24	0.22	0.40	0.27
Immobilized Capital	0.53	0.70	0.67	0.74
Yield	0.332	(0.022)	0.645	0.165

Through its subsidiaries and share participations in joint businesses, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments for continuing operations58:

•         Power Generation, consisting of the Company’s direct and indirect interests in CPB, HINISA, HIDISA, PACOSA S.A., Greenwind S.A., Parques Eólicos del Fin del Mundo S.A., Parques Eólicos Argentinos S.A., TMB, TJSM; as well as power generation activities through CTG, CTLL, CTGEBA, CTPP, CTIW, EcoEnergía power plants and the HPPL dam, and its equity interest in Enecor;

•         Electricity Distribution, consisting of Pampa’s indirect interest in Edenor;

•         Oil and Gas, consisting of the Company’s own interests in oil and gas blocks, as well as interests in its associates OldelVal and OCP;

•         R&D, consisting of its interest in its associate Refinor;

•         Petrochemicals, comprising styrene’s operations and the catalytic reformer unit operations plants conducted in Argentina; and

•         Holding and Others, consisting of financial investment transactions, holding activities, interests in joint businesses CITELEC and CIESA and their respective subsidiaries holding the concession over the high voltage electricity transmission nationwide and over gas transportation in the south of the country, respectively.

It should be pointed out the analysis of results for fiscal years 2017 and 2016 is for continuing operations. Furthermore, sections 13.2 and 13.4 of this Annual Report disclose results by segment for discontinued operations for fiscal years 2017 and 2016.

58 For further information, see section 7.7 of this Annual Report.

Pampa Energía ● 2017 Annual Report ● 128

13.1  Consolidated Income Statement by Segment, 2017 Fiscal Year (AR$ million)

Pampa Energía ● 2017 Annual Report ● 129

13.2  Discontinued Consolidated Income Statement by Segment, 2017 Fiscal Year (AR$ million)

Pampa Energía ● 2017 Annual Report ● 130

13.3  Consolidated Income Statement by Segment, 2016 Fiscal Year (AR$ million)

Pampa Energía ● 2017 Annual Report ● 131

13.4  Discontinued Consolidated Income Statement by Segment, 2016 Fiscal Year (AR$ million)

Pampa Energía ● 2017 Annual Report ● 132

13.5  Income Analysis for the Fiscal Year ended December 31, 2017, compared to the Fiscal Year ended December 31, 2016

Consolidated net sales revenues of AR$50,347 million for the fiscal year ended December 31, 2017, 100.5% higher than the AR$25,110 million for fiscal year 2016, mainly explained by the acquisition of Petrobras Argentina as from August 2016. The following increases were registered: 107.5% (AR$4,973 million) in power generation, 86.1% (AR$11,260 million) in electricity distribution, 90.7% (AR$5,062 million) in oil and gas, AR$4,722 million in petrochemicals and AR$344 million in our holding and others segment, which were partially offset by higher intersegment eliminations for AR$1,124 million.

Consolidated cost of sales of AR$34,427 million for the fiscal year ended December 31, 2017, a 70.8% rise compared to AR$20,153 million for fiscal year 2016, mainly explained by the acquisition of Petrobras Argentina as from August 2016. The following increases were registered: 96.6% (AR$2,632 million) in power generation, 44.6% (AR$5,447 million) in electricity distribution, 76.1% (AR$2,844 million) in oil and gas, AR$4,448 million in petrochemicals and without variations in our holding and others segment, partially offset by higher intersegment eliminations (AR$1,097 million).

Consolidated gross income of AR$15,920 million for the fiscal year ended December 31, 2017, a AR$10,963 million increase compared to AR$4,957 million in fiscal year 2016. The following increases were registered: AR$2,341 million in power generation, AR$5,813 million in electricity distribution, AR$2,218 million in oil and gas, AR$274 million in petrochemicals and AR$344 million in our holding and others segment, partially offset by higher intersegment eliminations in the amount of AR$27 million.

Consolidated operating profit of AR$10,155 million for the fiscal year ended December 31, 2017, a 412.1% increase compared to AR$1,983 million for fiscal year 2016. The following increases were registered: AR$2,617 million in power generation, AR$3,708 million in electricity distribution, AR$2,517 million in oil and gas and AR$1 million in R&D, partially offset by the following decreases: AR$209 million in petrochemicals, AR$454 million in holding and others, and AR$8 million in intersegment eliminations.

Net financial results represented a loss of AR$5,946 million for the fiscal year ended December 31, 2017, compared to losses for AR$3,508 million for fiscal year 2016, mainly due to an increase in net losses of AR$74 million in power generation and AR$3,117 million in holding and others, partially offset by higher profits for AR$467 million in electricity distribution, AR$263 million in oil and gas, AR$22 million in petrochemicals and AR$1 million in intersegment eliminations.

Consolidated profit of AR$5,670 millionfor the fiscal year ended December 31, 2017, of which AR$4,60659million are attributable to the owners of the Company, compared to a AR$1160million loss attributable to the owners of the Company for fiscal year 2016, explained by the profits reported in power generation (AR$3,890 million), electricity distribution (AR$951 million), oil and gas (AR$3,241 million), and intersegment eliminations (AR$20 million), partially offset by the losses reported in petrochemicals (AR$276 million), holding and others (AR$3,177 million), and R&D (AR$43 million) segments.

59 Including profits reported for discontinued operations (AR$94 million).

60 Including profits reported for discontinued operations (AR$72 million).

Pampa Energía ● 2017 Annual Report ● 133

Power Generation Segment

Net sales in our power generation segment increased by 107.5% to AR$9,597 million for the fiscal year ended December 31, 2017, against AR$4,624 million for fiscal year 2016. The rise of AR$4,973 million in electricity net sales was mainly due to an increase in the average electricity selling price calculated for the segment (AR$604.8 per MWh for the fiscal year ended December 31, 2017, compared to AR$388.1 per MWh for the same period in 2016, which represents a sales increase of AR$2,583 million), as well as an increase in the amount of electricity sold by the segment (15,481 GWh for the fiscal year ended December 31, 2017, compared to 11,921 GWh for the same period in 2016, which represents a AR$2,153 million increase in sales).

The average electricity selling price in this segment mainly reflects the impact of the incorporation of CTGEBA, EcoEnergía and HPPL power plants as from August 2016 following the acquisition of Petrobras Argentina, SEE Res. No. 19/17, which updates remuneration prices established by SEE Res. No. 22/16 effective as from February 1, 2017 under a gradual increase scheme until reaching the full remuneration as from November 2017, the commercial commissioning of GT05 in CTLL, with a power capacity of 105 MW in August 2017 and of CTPP and CTIW power plants in August and December 2017, respectively, as well as the effect of exchange rate variations. The following table shows net electricity sales (in GWh) for power generation plants:

Cost of sales increased by 96.6%, to AR$5,358 million for the fiscal year ended December 31, 2017, against AR$2,726 million for fiscal year 2016, mainly due to higher purchases of inventories, energy and gas for AR$1,649 million, higher labor costs for AR$168 million, higher depreciation of property, plant and equipment in the amount of AR$460 million and higher consumption of materials for AR$73 million. The following table shows the main components of our power generation segment cost of sales for the specified periods:

Pampa Energía ● 2017 Annual Report ● 134

Therefore, our power generation segment gross profit increased by 123.3% to AR$4,239 million for the fiscal year ended December 31, 2017, compared to AR$1,898 million for fiscal year 2016. Furthermore, during the fiscal year ended December 31, 2017, the sales gross margin had a 44.2% increase compared to 41.0% recorded in fiscal year 2016.

Selling expenses from our power generation segment increased to AR$94 million for the fiscal year ended December 31, 2017, against AR$65 million for fiscal year 2016, mainly due to higher labor costs for AR$21 million and higher doubtful accounts in the amount of AR$9 million. The following table shows the main components of our power generation segment selling expenses for the specified periods:

In turn, administrative expenses decreased to AR$357 million for the fiscal year ended December 31, 2017 from AR$392 million for fiscal year 2016, mainly due to a AR$35 million decrease in labor costs. The following table shows the main components of our power generation segment administrative expenses for the specified periods:

Pampa Energía ● 2017 Annual Report ● 135

Other net operating incomes and expenses increased by AR$320 million, to a AR$271 million profit, for fiscal year 2017, compared to a loss of AR$49 million for fiscal year 2016, mainly attributable to a higher recovery of receivables and others in the amount of AR$78 million and a higher reversal of contingencies and tax charges in the amount of AR$239 million. The following table shows the main components of our power generation segment for the specified periods:

Power generation operating income increased by 188.0% to AR$4,009 million for the fiscal year ended December 31, 2017, against AR$1,392 million for fiscal year 2016. In fiscal year 2017, sales operating margin increased to 41.8%, against 30.1% for fiscal year 2016.

Power generation net financial results accounted for a profit of AR$4 million for the fiscal year ended December 31, 2017, compared to a profit of AR$78 million for fiscal year 2016, mainly due to higher net financial interest expenditures (AR$164 million), higher expenses in tax interest (AR$62 million), lower profits from changes in the fair value of financial instruments (AR$43 million) and lower proceeds from current value measurement (AR$127 million), partially offset by higher income from commercial interests (AR$327 million). The following table shows the main components of our generation segment financial and holding results for the specified periods:

Pampa Energía ● 2017 Annual Report ● 136

Our power generation activities recorded an income tax benefit of AR$85 million for fiscal year ended December 31, 2017, compared to a charge of AR$317 million for fiscal year 2016.

Finally, our power generation activities recorded a net profit of AR$4,098 million for fiscal year ended December 31, 2017, of which AR$3,890 million are attributable to the owners of the Company, compared to AR$1,045 million attributable to the owners of the Company for fiscal year 2016.

Electricity Distribution Segment

Net sales from our electricity distribution activities increased by 86.1% to AR$24,339 million for the fiscal year ended December 31, 2017, compared to AR$13,079 million for fiscal year 2016, mainly due to the application, as from February 1, 2017, of the new tariff scheme set forth by ENRE Res. No. 63/17, as amended, and the new tariff scheme, effective as of December 1, 2017, established by ENRE Res. No. 603/17, as amended, Edenor’s electricity sales volume being 21,503 GWh for 2017, compared to 22,253 GWh in 2016.

The cost of sales increased by 44.6% to AR$17,667 million for the fiscal year ended December 31, 2017, compared to AR$12,220 million for fiscal year 2016, mainly due to increases in energy purchases (AR$6,766 million), labor costs (AR$476 million) and fees for third-party services (AR$214 million), partially offset by lower penalties (AR$2,120 million). The following table shows the main components of our electricity distribution segment cost of sales for the specified periods:

Pampa Energía ● 2017 Annual Report ● 137

Therefore, gross profits from our electricity distribution activities amounted to AR$6,672 million during fiscal year ended December 31, 2017, compared to a profit of AR$859 million for fiscal year 2016, reflecting the effect of the new tariff scheme as from February 2017 and the effect of the registration of penalties and their adjustments under criteria defined by the ENRE in 2016. Furthermore, during the fiscal year ended December 31, 2017, the sales gross margin had a 27.4% increase compared to 6.6% recorded in fiscal year 2016.

Selling expenses increased by 28.5% to AR$2,079 million for the fiscal year ended December 31, 2017, compared to AR$1,618 million for fiscal year 2016, mainly due to an increase in fees for third-party services (AR$75 million), labor costs (AR$106 million), penalties (AR$84 million), and taxes, rates and contributions (AR$144 million). The following table shows the main components of our electricity distribution segment selling expenses for the specified periods:

Administrative expenses increased by 23.3% to AR$1,444 million for the fiscal year ended December 31, 2017, compared to AR$1,171 million for fiscal year 2016, mainly due to the increase in labor costs (AR$43 million), fees for third party services (AR$102 million), rentals and leasing (AR$23 million), and security surveillance expenses (AR$35 million). The following table shows the main components of our electricity distribution segment’s administrative expenses for the specified periods:

Pampa Energía ● 2017 Annual Report ● 138

Other operating incomes and expenses for the fiscal year ended December 31, 2017 amounted to a net loss of AR$661 million, compared to a net profit of AR$1,25361million in fiscal year 2016, mainly explained by an increase in the provision for contingencies (AR$187 million) and tax on bank transactions (AR$137 million), besides the recognition of income to be charged against the RTI pursuant to SE Res. No. 32/15 (AR$1,545 million) and the recognition of higher costs under SE Res. No. 250/13 and subsequent Notes (AR$82 million) effective in 2016. The following table shows the details for the specified periods:

Operating income from our electricity distribution activities increased by AR$3,708 million and recorded a AR$3,031 million profit for fiscal year ended December 31, 2017, compared to a AR$677 million loss for fiscal year 2016. In 2017, the sales operating margin amounted to 12.5%, whereas in 2016 the operating loss ratio on total sales reached 5.2%.

Net financial results related to our electricity distribution activities represented a loss of AR$1,332 million for the fiscal year ended December 31, 2017, 26% lower than the AR$1,799 million loss for fiscal year 2016, mainly due to lower expenses in net financial interests (AR$159 million) and lower losses for net foreign exchange differences (AR$455 million), partially offset by lower profits in changes in the fair value of financial instruments (AR$106 million) and higher expenses in net commercial interests (AR$36 million). The following table illustrates the main components of financial and holding results from our electricity distribution segment for the periods shown:

61 Including income under SE Res. and injunctions in the amount of AR$1,627 million.

Pampa Energía ● 2017 Annual Report ● 139

In turn, our electricity distribution operations recorded an income tax charge of AR$417 million in the fiscal year ended December 31, 2017, compared to a AR$753 million benefit for fiscal year 2016.

Finally, our electricity distribution activities disclosed a net profit of AR$1,282 million for the fiscal year ended December 31, 2017, of which AR$951 million are attributable to the owners of the Company, compared to a net loss of AR$1,147 million attributable to the owners of the Company for fiscal year 2016.

Oil and Gas Segment

It should be pointed out that the following analysis of the oil and gas segment’s results for fiscal years 2017 and 2016 is for continuing operations. Furthermore, sections 13.2 and 13.4 of this Annual Report disclose results by segment for discontinued operations for fiscal years 2017 and 2016.

Net sales from our oil and gas segment amounted to AR$10,641 million for the fiscal year ended December 31, 2017, a figure 90.7% higher than the AR$5,579 million disclosed for fiscal year 2016. The AR$5,062 million increase was mainly due to the incorporation of Petrobras Argentina as from August 2016. The following table shows production for the oil and gas segment for the periods shown, including the production of discontinued operations:

Pampa Energía ● 2017 Annual Report ● 140

Cost of sales increased by 76.1% to AR$6,581 million for the fiscal year ended December 31, 2017, against AR$3,737 million for fiscal year 2016, mainly due to higher property, plant and equipment depreciation costs (AR$548 million), royalties (AR$655 million), fees for third party services (AR$594 million), gas consumption and production (AR$708 million), and maintenance costs (AR$223 million). The following table shows the main components of our oil and gas segment cost of sales for the specified periods:

Therefore, our oil and gas segment’s gross profit increased by 120.4% to AR$4,060 million for fiscal year ended December 31, 2017, compared to AR$1,842 million for fiscal year 2016. In fiscal year 2017, the gross margin increased to 38.2% of total sales, against 33.0% for fiscal year 2016.

Our oil and gas segment selling expenses increased to AR$455 million for fiscal year ended December 31, 2017, against AR$334 million for fiscal year 2016, mainly due to higher taxes, rates and contributions (AR$131 million). The following table shows the main components of our oil and gas segment selling expenses for the specified periods:

Pampa Energía ● 2017 Annual Report ● 141

In turn, administrative expenses increased to AR$975 million for fiscal year ended December 31, 2017, against AR$632 million for fiscal year 2016, mainly due to the increase in labor costs (AR$171 million), and fees for third-party services (AR$153 million). The following table illustrates the main components of administrative expenses from our oil and gas segment for the periods shown:

During fiscal year 2017, exploration expenses amounted to AR$44 million, compared to AR$94 million in fiscal year 2016, mainly due to a decrease in wells retirement and decommissioning (AR$48 million), and, to a higher extent, as a result of the acquisition of Petrobras Argentina in 2016.

Other net operating incomes and expenses increased by 63.8%, to a profit of AR$1,746 million for fiscal year 2017, compared to AR$1,066 million for fiscal year 2016. This net profit mainly results from an increase in the Gas Plan compensations, under which AR$2,340 million were accrued during fiscal year 2017, a figure 14.9% higher than the AR$2,037 million disclosed in fiscal year 2016, lower expenses for compensation agreements (AR$64 million) and higher income from services to third-parties (AR$85 million), besides environmental remediation expenses (AR$199 million) incurred in 2016. The following table shows the main components of our oil and gas segment for the specified periods:

Pampa Energía ● 2017 Annual Report ● 142

Oil and gas operating income increased by AR$2,517 million, reaching AR$4,376 million in fiscal year ended December 31, 2017, against AR$1,859 million for fiscal year 2016. In fiscal year 2017, our operating margin increased to 41.1% of total sales, compared to 33.3% for fiscal year 2016.

Net financial results from our oil and gas activities represented a loss of AR$342 million for fiscal year ended December 31, 2017, compared to a AR$605 million loss in fiscal year 2016, mainly due to lower net financial interest expenses (AR$515 million), partially offset by higher net foreign exchange losses (AR$165 million) and lower profits from changes in the fair value of financial instruments (AR$97 million). The following table illustrates the main components of financial and holding results from our oil and gas segment for the periods shown:

Our oil and gas segment recorded an income tax charge of AR$389 million for fiscal year ended December 31, 2017, compared to a charge of AR$305 million for the same period in fiscal year 2016.

Pampa Energía ● 2017 Annual Report ● 143

Finally, our oil and gas segment recorded a net profit of AR$3,766 million62for fiscal year ended December 31, 2017, of which AR$3,241 million are attributable to the Company’s owners, compared to AR$627 million recorded for fiscal year 2016 attributable to the Company’s owners

R&D Segment

It should be pointed out the following analysis of the R&D segment’s results for fiscal years 2017 and 2016 is for continuing operations. Furthermore, sections 13.2 and 13.4 of this Annual Report disclose results by segment for discontinued operations for fiscal years 2017 and 2016.

During fiscal year ended December 31, 2017 no operating results were reported in our R&D activities, against a AR$1 operating loss recorded in fiscal year 2016, corresponding to the results for participation in our affiliate Refinor.

Furthermore, our R&D activities have not recorded either income tax charges or benefits for the fiscal years ended December 31, 2017 and 2016. The following table shows the volumes sold in the R&D segment for discontinued operations during the specified periods:

Finally, our R&D activities recorded a net loss of AR$43 million63for fiscal year ended December 31, 2017, the whole of which is attributable to the owners of the Company, compared to a net profit of AR$74 million attributable to the owners of the Company for fiscal year 2016. This net results correspond mainly to discontinued operations.

Petrochemicals Segment

Net sales from our petrochemicals segment amounted to AR$7,229 million during fiscal year ended December 31, 2017, a figure 188.4% higher than AR$2,507 million disclosed for fiscal year 2016. The AR$4,722 million increase was mainly due to the incorporation of former Petrobras Argentina as from August 2016. The following table shows sales volumes in the petrochemicals segment during the specified periods:

62 Including profits recorded from discontinued operations in the oil and gas segment (AR$121 million) in fiscal year 2017, whereas in fiscal year 2016 losses for AR$74 million were reported.

63 Including losses recorded from discontinued operations in the R&D segment (AR$43 million) in fiscal year 2017, whereas in fiscal year 2016 profits for AR$75 million were reported.

Pampa Energía ● 2017 Annual Report ● 144

Cost of sales increased by 201.5%, to AR$6,655 million, for fiscal year ended December 31, 2017, against AR$2,207 million for fiscal year 2016, mainly due to higher inventory purchases (AR$3,578 million), labor costs (AR$615 million), depreciation of property, plant and equipment (AR$81 million) and maintenance costs (AR$82 million). The following table shows the main components of our petrochemicals segment cost of sales for the specified periods:

Therefore, our petrochemicals segment gross profit increased by 91.3% to AR$574 million for fiscal year ended December 31, 2017, compared to AR$300 million in fiscal year 2016. In fiscal year 2017, the gross margin decreased to 7.9% of total sales, against 12.0% for fiscal year 2016.

Selling expenses from our petrochemicals segment increased to AR$290 million for fiscal year ended December 31, 2017, against AR$110 million for fiscal year 2016, mainly due to higher taxes, rates and contributions (AR$82 million), transportation and loading (AR$42 million), labor costs (AR$15 million) and fees for third-party services (AR$31 million). The following table shows the main components of our petrochemicals segment selling expenses for the specified periods:

In turn, administrative expenses increased to AR$74 million during fiscal year ended December 31, 2017, against AR$15 million in fiscal year 2016, mainly due to higher labor costs (AR$46 million) and fees for third-party services (AR$10 million). The following table shows the main components of our petrochemicals segment administrative expenses for the specified periods:

Pampa Energía ● 2017 Annual Report ● 145

Other net operating incomes and expenses recorded a loss of AR$507 million during fiscal year 2017, against a AR$263 million loss during fiscal year 2016, mainly on account of a higher provision for contingencies (AR$251 million). The following table shows the main components of our petrochemicals segment for the specified periods:

Operating losses from our petrochemicals segment amounted to AR$297 million during fiscal year ended December 31, 2017, against AR$88 million losses during fiscal year 2016. The operating losses over total sales ratio amounted to 4.1% during fiscal year 2017, against 3.5% in fiscal year 2016.

Net financial results from our petrochemicals activities represented a AR$21 million profit during the fiscal year ended December 31, 2017, against AR$1 million losses in fiscal year 2016, mainly accounted for higher profits resulting from net foreign exchange differences (AR$14 million) and commercial interest (AR$8 million). The following table illustrates the main components of financial and holding results from our petrochemicals segment for the specified periods:

No income taxes were recorded in our petrochemicals activities during the fiscal years ended December 31, 2017 and 2016.

Finally, our petrochemicals activities recorded a net loss of AR$276 million for fiscal year ended December 31, 2017, the whole of which is attributable to the owners of the Company, against a net loss of AR$89 million attributable to the owners of the Company for fiscal year 2016.

Pampa Energía ● 2017 Annual Report ● 146

Holding and Others Segment

Net sales from our holding and others segment amounted to AR$424 million for the fiscal year ended December 31, 2017, a figure 430% higher than the AR$80 million disclosed for fiscal year 2016. These sales mostly correspond to fees collected from the Group’s companies.

The cost of sales of the holding and others segment suffered no variations, as it amounted to AR$3 million for both fiscal years ended December 31, 2017 and 2016. The following table shows the main components of our holding and others segment cost of sales for the specified periods:

Therefore, gross profit from our holding and others segment amounted to AR$421 million for the fiscal year ended December 31, 2017, a figure 446.8% higher than the AR$77 million disclosed for fiscal year in 2016.

No selling expenses were recorded in our holding and others segment during fiscal year ended December 31, 2017, whereas AR$5 million were reported for taxes, rates and contributions during fiscal year 2016.

Administrative expenses increased by 44.9% to AR$2,095 million during fiscal year ended December 31, 2017 against AR$1,446 million for fiscal year 2016, following the acquisition of Petrobras Argentina as from August 2016. This increase is mainly due to higher labor costs (AR$312 million), compensation agreements (AR$245 million), taxes, rates and contributions (AR$44 million) and pension plans (AR$42 million). The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

Pampa Energía ● 2017 Annual Report ● 147

Net other operating incomes and expenses from our holding and others segment registered a loss of AR$408 million during fiscal year 2017, against a profit of AR$278 million disclosed in fiscal year 2016. The following table shows the main items recorded in our holding and others segments for the specified periods:

Our holding and others segment’s operating loss amounted to AR$968 million for fiscal year ended December 31, 2017, compared to a AR$514 million loss for fiscal year 2016, mainly accounted for the acquisition of Petrobras Argentina as from August 2016.

Net financial results from our holding and others activities represented a loss of AR$4,297 million during fiscal year ended December 31, 2017 against a AR$1,180 million loss for fiscal year 2016, mainly explained by higher net financial interest expenses (AR$878 million), higher tax interest expenses (AR$110 million) and higher losses from net foreign exchange differences (AR$2,762 million), partially offset by higher profits from changes in the fair value of financial instruments (AR$598 million). The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

Pampa Energía ● 2017 Annual Report ● 148

Also, our holding and others segment recorded an income tax benefit of AR$2,088 million for fiscal year ended December 31, 2017, compared to a AR$1,070 million benefit for fiscal year 2016.

Finally, our holding and others segment registered a net loss of AR$3,177 million for fiscal year ended December 31, 2017, the whole of which is attributable to the Company’s owners, compared to a net loss of AR$603 million recorded in fiscal year 2016 and attributable to the Company’s owners.

Pampa Energía ● 2017 Annual Report ● 149

14. Dividend Policy

Pampa has not set out a specific policy for dividend payments due to the unique characteristics of the industries where it operates, the current scenario and the volatility of the markets. In this sense, it is not advisable to establish a specific dividend payment policy. The Board of Directors assesses the possibility of paying dividends to Pampa’s shareholders on a prudential basis within each fiscal year, after thoroughly examining the economic circumstances prevailing at the time.

In 2017, we are not planning to pay cash dividends on our common shares or ADSs, thus retaining all available funds and profits in order to apply them to the operation and expansion of our business.

Pampa Energía ● 2017 Annual Report ● 150

15. Board of Directors’ Proposal

As we have informed in section 14, in 2017 the Company is not planning to pay dividends so as to retain all available funds and profits in order to apply them to the operation and expansion of our business. Consequently, and on account of the AR$3,382 million profit disclosed this fiscal year, the Board of Directors proposes that a legal reserve of AR$116 million should be created and that the balance of AR$3,266 million should be appropriated to a voluntary reserve.

Finally, we would like to express our gratitude to all the people who shape Pampa Energía into the largest independent energy integrated company in Argentina. To all of them, to our shareholders who rely on us, to our advisors, to our customers and suppliers, a warm vote of thanks.

City of Buenos Aires, March 8, 2018.

THE BOARD OF DIRECTORS

Pampa Energía ● 2017 Annual Report ● 151

Appendix I: Corporate Governance Report

CNV General Res. No. 606/12

Background

Following the guidelines of the abrogated RTOP, the CNV, under General Res. No. 516/07, approved the minimum content requirements for the preparation of a Code of Corporate Governance. Pursuant to this Code, all listed companies authorized by the CNV to make public offering of their marketable securities should meet disclosure requirements for the presentation of their annual FS. Their annual report should include a separate appendix with a detailed report where they should inform whether and how they complied with the recommendations in this Code, or explain the reasons why they failed to fully or partially comply with them, and/or whether they planned to adopt such recommendations in the future.

Then, based on the core principles set out in CNV General Res. No. 516/07 regarding corporate governance and best practices, on May 23, 2012, the CNV passed General Res. No. 606/12, specifically providing as follows: (i) abrogating CNV Res. No. 516/07 for fiscal years beginning as from January 1, 2012; (ii) setting out a new Code laying down the various corporate governance principles and recommendations (substantially similar to those contained in the previous resolution); (iii) broadening the scope of application of this Code, covering all the issuers subject to the securities public offering regime, except for small and mid-sized enterprises, commercial paper debt issuers, credit unions, associations, and financial trust/depositary receipt Cedear issuers; and (iv) changing the way in which issuers must present their annual report, specifying full or partial compliance with the provisions contained in this Code.

As a result of the passing and enactment of CMA, in force since January 25, 2012, the RTOP regime was expressly abrogated by such law, and any reference thereto contained herein will conform to the new principles. Therefore, Pampa’s Board of Directors has approved the report required by the Code, which is an integral part of these FS, and which contents are indicated below:

PRINCIPLE I: Ensuring Transparency in the Relationship between the Issuer, the Business Group of which it is a Leader and/or a Part, and its Related Parties

Recommendation I.1: Ensuring Board disclosure of applicable policies to the Issuer’s relationship with the business group of which it is a leader or a part, and its related parties

Compliance: Total

Inform or Explain: In Meeting No. 2019 dated October 10, 2008, Pampa’s Board of Directors approved the Related Party Transaction Policy and later, in meeting No. 2,123 dated October 27, 2015, approved an update of this Policy. Pursuant to this policy, all transactions (i) deemed high-value transactions, that is, with a value equal to or higher than 1% of Pampa’s Shareholders Equity; (ii) made with individuals and/or legal entities which, pursuant to Section 72 of the CMA, are considered related parties should be subject to a specific prior authorization and control procedure carried out under the coordination of Pampa’s executive legal department with the participation of both Pampa’s Board of Directors and its Audit Committee (as applicable). Said procedure strictly follows the guidelines set out in the applicable laws and regulations in this matter (Section 72 of the CMA).

Additionally, Pampa will present itemized information on any contract entered into with related parties in its annual and quarterly FS; furthermore, in compliance with the regulations in force, all high-value transactions executed by Pampa with related parties are subject to the consideration of the Audit Committee and promptly reported under the caption ‘relevant event’ to both the CNV and the markets where the Company quotes its shares.

Pampa Energía ● 2017 Annual Report ● 152

Recommendation I.2: Ensuring the existence of mechanisms to prevent any conflict of interest

Compliance: Total

Inform or Explain: Pampa has a Code of Business Conduct in place stating the ethical principles that are the groundwork for the relationship between Pampa, its directors and statutory auditors, as well as its employees and third parties (customers, suppliers, communities, colleagues, shareholders, etc.) These guidelines provide that individuals within the scope of the applicable Code of Business Conduct should avoid any situation resulting in a conflict between their own personal interests and the company’s, thus preventing their personal or family interests from exerting any influence on their decisions and professional performance.

Any infringement upon the Code of Business Conduct may be reported through Pampa’s Ethics Hotline.

Recommendation I.3: Preventing misuse of insider information

Compliance: Total

Inform or Explain: On the one hand, the Code of Business Conduct provides that all information generated, transmitted or stored by Pampa will be considered private and confidential and may not be disseminated in the absence of an express authorization. The obtained information may not be used for its own or third party’s benefit.

On the other hand, and specifically relating to insider trading practices, Pampa has a Code of Best Securities Trading Practices. The policy provides that Directors, statutory auditors, managers and employees may not use material privileged information about Pampa, its affiliates, subsidiaries, and related companies to take advantage for their own or for third parties whenever they purchase or sell marketable securities.

In this regard, the Code provides that, at all times, all Covered Subjects should require the compliance officer’s express authorization to conduct any trading operation involving Pampa, its controlled companies, subsidiaries, affiliates and related companies’ securities. Furthermore, the Code provides for ‘restricted periods’ within which no covered subject is authorized to conduct any operation. For example, before the issuance of the FS, a restricted period is established, starting 20 days before and 48 hours after the presentation of the quarterly FS, and of 40 days before and 48 hours after the presentation of the annual FS.

PRINCIPLE II: Laying the Groundwork for Sound Management and Supervision by the Issuer

Recommendation II.1: Ensuring that Management takes on the Issuer’s management, supervision, and strategic direction

II.1.1

II.1.1.1

Compliance: Total

Inform or Explain: Pampa’s Board of Directors approves the Company’s annual budget, management goals, administrative matters, and different policies and strategies. It also monitors the strategic goals pursued by Pampa’s subsidiaries.

II.1.1.2

Compliance: Total

Inform or Explain: Pampa has a Cash Flow Committee and a Finance Committee in charge of implementing procedures and monitoring the Company’s financial transactions in order to ensure transparency, clarity, and real-time availability of material information. In turn, articulation of investment policies is supervised by the Company’s executive directors and CEO.

Pampa Energía ● 2017 Annual Report ● 153

Furthermore, Pampa has an Investment Project Management Policy in place aimed at systematizing and standardizing the steps to be followed by the Company’s business areas involved in the management of investment projects so as to provide an analysis, authorization and control mechanism enhancing Pampa Energía’s Group economic value.

II.1.1.3

Compliance: Total

Inform or Explain: Annually, the Board of Directors approves the Corporate Governance report pursuant to CNV General Res. No. 606/12.

Moreover, most of the internal policies implemented in the company in accordance with the aforementioned Res., are approved by Pampa’s Board of Directors.

II.1.1.4

Compliance: Total

Inform or Explain: The appointment of Pampa’s senior managers is the result of a coordinated recruitment process conducted by the Company’s Chairman, executive directors, and the Human Resources Department. Within the organization, there is an employment policy in place which describes the selection process for any candidate irrespective of his or her category or position.

Furthermore, the Company has a procedure in place that is coordinated by the Human Resources Department, by which all the employees (including managers) are annually evaluated on the level of performance and fulfillment of goals set by more senior officers. Based on the degree of fulfillment of corporate goals, among other factors, an annual variable compensation (performance bonus), and potential promotions and salary increases are determined based on market parameters and the company’s internal criteria.

II.1.1.5

Compliance: Partial

Inform or Explain: The CEO and the executive directors are in charge of designing succession planning for senior managers. The Company does not have specific policies regulating the allocation of responsibilities to senior managers.

II.1.1.6

Compliance: Partial

Inform or Explain: The CEO, together with executive directors and the Human Resources Department, are in charge of designing succession planning for senior managers. The Company does not have specific policies regulating the succession planning for senior managers.

II.1.1.7

Compliance: Total

Inform or Explain: At Pampa, we understand Corporate Social Responsibility as a strategic management model which is implemented through the Foundation, with a strong commitment to society that goes beyond energy demand satisfaction, by developing programs oriented towards improving the life quality of our employees, their families and the communities we are part of.

Pampa Energía ● 2017 Annual Report ● 154

As from 2016, with the incorporation of new assets and their communities of influence, the Foundation has adopted a new strategic focus: education as a fundamental right, local management of Corporate Social Responsibility for relationships between the asset and the community, and corporate volunteering.

Since 2008, the Foundation has promoted programs that contribute to strengthening the abilities of people and social organizations, showing a clear sustainable commitment with the communities Pampa Energía is part of.

II.1.1.8

Compliance: Total

Inform or Explain: Regarding risk management, at the meeting held on March 7, 2007, Pampa’s Board of Directors decided to implement a risk management methodology that would turn into a useful tool for identifying the main risks affecting Pampa. Such methodology provides for adequate risk response solutions, as well as formal risk disclosure channels. Later on, at Meeting No. 2004 held on March 7, 2008, Pampa’s Board of Directors approved the ‘Risk Management Handbook’, which in December 2010 was updated and restated as ‘Business Risk Management Policy’.

Regarding internal controls, Pampa’s Internal Audit Area has Bylaws in place regulating its activities which is aligned with the most relevant standards issued by the Institute of Internal Auditors and has been approved by the Audit Committee.

Besides, Pampa has an Anti-Fraudulent Practices Policy and a Procedure for reporting suspected frauds or irregularities. Both documents contain a detailed description of the process to be followed from the reception of the complaint to the conclusion of investigation and the application of the pertinent corrective action. At least quarterly, the Internal Audit area reports the received cases and the adopted decisions to the Audit Committee. The Audit Committee supervises the channel’s operations and the resolution of complaints in issues within its authority. This regulation is complementary to the Code of Business Conduct.

II.1.1.9

Compliance: Partial

Inform or Explain: Pampa has implemented a training policy geared at supporting professional and academic development, and allowing for conducting programs to attract, develop, and retain its own human resources. This policy is not formally approved or supervised by Pampa’s Board of Directors, but is approved by the CEO and administered by the Human Resources Department.

II.1.2

Compliance: Total

Inform or Explain: There is no other relevant corporate governance policy not previously mentioned in this report.

II.1.3

Compliance: Total

Inform or Explain: Pampa’s executive legal department supplies all Pampa’s directors and statutory auditors, as early as possible, with all the information on business to be transacted at any Board meeting. Moreover, by way of Pampa’s executive legal department, any director and/or statutory auditor may ask the relevant managers’ office questions on issues that are submitted to them for consideration. Besides, it is Pampa’s internal practice to submit quarterly management reports to the Board of Directors stating all relevant business, technical, regulatory, financial and accounting information related to Pampa and its subsidiaries.

Pampa Energía ● 2017 Annual Report ● 155

II.1.4

Compliance: Total

Inform or Explain: Every Pampa’s significant ordinary business affair or administration matter to be approved by its Board of Directors is supported by the relevant reports written by Pampa’s managers offices involved, as well as their opinions on the risks inherent to such matters. If applicable, all these procedures are conducted within the framework of the Business Risk Management Policy.

Recommendation II.2: Ensuring effective Corporate Management and Control

II.2.1

Compliance: Total

Inform or Explain: Pampa’s Board of Directors, either on its own behalf or by delegating its functions to the various Company managers’ offices, regularly verifies compliance with, deviations from, or adjustments for the annual budget, as well as the business plan.

II.2.2

Compliance: Total

Inform or Explain: As specified in Recommendation II.1.1.4, the Company conducts an employee performance assessment, as coordinated by the Human Resources Department, by which every employee (including managers) is annually evaluated on the level of performance and fulfillment of goals set by corporate officers. Based on the degree of fulfillment of these goals, among other factors, an annual variable compensation (performance bonus), and potential promotions and salary increases are determined based on market parameters and the company’s internal criteria.

Recommendation II.3: Ensuring disclosure of the Management Body’ performance assessment and its impact

II.3.1

Compliance: Total

Inform or Explain: Pampa’s Board of Directors’ performance is subject to the provisions set forth in the Bylaws, the board rules, and any other applicable laws and regulations.

In Meeting No. 2087 held on March 30, 2012, Pampa’s Board of Directors approved its Internal Rules. These regulations primarily regulate issues concerning the requirements for holding board meetings.

Besides, on an annual basis every Director completes a self-assessment to evaluate the Board of Directors’ management. This self-assessment is submitted to the executive legal department, which is responsible for analyzing results and, if necessary, suggesting actions aiming to improve this body’s operations.

II.3.2

Compliance: Total

Inform or Explain: Contemporaneously with the approval of audited annual FS, as well as quarterly FS with limited review, Pampa’s CFO, on behalf of the Board of Directors and the Investor Relations Area, organizes a conference call for all Pampa’s shareholders and other stakeholders generally, with a view to sharing information on management and financial results, giving reasons for such results, and answering any questions and queries.

Historically, Pampa’s Annual General Shareholders’ Meetings transacting the annual performance assessment of directors have generally approved such business without any qualification or specification. As of the date of this report, none of the shareholders present at these meetings has ever requested to have the performance of directors assessed according to the compliance levels specified in this Recommendation.

Pampa Energía ● 2017 Annual Report ● 156

Recommendation II.4: Ensuring that the number of external and independent members constitutes a significant share of Management

II.4.1

Compliance: Total

Inform or Explain: Based on its structure, Pampa has an adequate proportional number of independent and executive directors.

Regarding independent directors, pursuant to the criteria set out in the CNV Rules, Pampa has a greater proportional number than that required under section 109 of the CMA. This is due to the fact that Pampa is subject to the U.S. SOX.

Therefore, all members of Pampa’s Audit Committee are ‘independent’ directors.

II.4.2

Compliance: Total

Inform or Explain: It is not necessary to implement any type of internal policy to ensure that at least 20% of Board members are independent, because under the applicable laws and regulations in force, and as provided by the Company Bylaws, the Board of Directors has a greater proportional number of independent directors than that specified in this Recommendation. Besides, there are no shareholders’ agreements regarding the designation of Board members. To date, the independence of the members of Pampa’s Board of Directors has never been challenged.

Besides, Pampa’s directors holding company shares and participating in the Company shareholders’ meetings regularly abstain from discussing and voting on any matter relating to their performance (e.g., approving their performance, setting their compensation, etc.).

Recommendation II.5: Ensuring the existence of standards and procedures for recruitment and proposed appointment of directors and senior managers

II.5.1

Compliance: Non-Compliance

Inform or Explain: The duties to be discharged by an Appointment Committee would overlap with certain duties already undertaken by Pampa’s Audit Committee. Moreover, Section 12 of Pampa’s Bylaws sets out a method for recruitment of directors, who are elected upon candidate lists, which guarantees enhanced transparency for such recruitment process.

II.5.1.1 – II.5.1.5

Compliance: Non-Compliance

Inform or Explain: Not applicable

II.5.2 and subsections

Compliance: Non-Compliance

Inform or Explain: Not applicable

Pampa Energía ● 2017 Annual Report ● 157

II.5.3 and subsections

Compliance: Non-Compliance

Inform or Explain: Not applicable

Recommendation II.6: Assessing the suitability that directors, and/or statutory auditors, and/or supervisory board members may discharge functions at different Issuers

Compliance: Total

Inform or Explain: It is not necessary to limit the participation of Pampa’s directors and/or statutory auditors in other companies that are part of other business groups. We understand that the existing legal limitations on this matter, in addition to the liability system applicable to directors and statutory auditors and the pertinent provisions of the Code of Business Conduct, are sufficient and ensure an adequate performance of duties by Pampa’s directors and statutory auditors.

Recommendation II.7: Ensuring training and development of the Issuer’s directors and senior managers

II.7.1

Compliance: Total

Inform or Explain: In 2017, training programs sought that leaders and employees should integrate into Pampa’s culture to consolidate our corporate values and renew our staff’s commitment with professional and personal development.

Board of Directors’ members and first-line managers received systematic training on the strengthening of leadership skills through the implementation of the ‘Leaders’ School’ together with the Torcuato di Tella University. Several Directors and Managers participated in this program, with a high attendance level.

The training program was developed throughout the year and included, among others, the following topics: business knowledge, high-performance team management, diversity, innovation and other management contents oriented at enhancing our leaders’ managerial skills.

Furthermore, the top management team attended management coaching sessions focusing on role strengthening, decision-making and managerial responsibilities.

Besides, the Audit Committee approves an annual training plan for non-audit-related issues (for example, auditing and internal control according to international accounting standards, among other issues.) In this sense, during fiscal year 2017 its members received training on the 3-line defense model, the internal audit’s policy framework.

II.7.2

Compliance: Total

Inform or Explain: Pampa generally provides financial support for master degree programs and postgraduate education to its employees.

PRINCIPLE III: Endorsing an Effective Policy for Identifying, Measuring, Managing and Disclosing Business Risk

Recommendation III: The Board of Directors must provide for a comprehensive business risk management policy and monitor its proper implementation

Pampa Energía ● 2017 Annual Report ● 158

III.1

Compliance: Total

Inform or Explain: At the meeting held on March 7, 2007, Pampa’s Board of Directors decided to approve the selection, adjustment, and implementation of a risk management approach as a useful tool for identifying the main risks affecting Pampa. Such method provides for adequate risk response solutions, as well as formal risk disclosure channels. Afterwards, at meeting No. 2004 held on March 7, 2008, Pampa’s Board of Directors approved the ‘Risk Management Handbook’, later updated and restated as ‘Business Risk Management Policy’ in December 2010, which describes a process methodology and the roles and responsibilities for risk management.

The key aspect of this policy is the establishment of duties, responsibilities, and methods for the prevention and detection of risks arising from activities conducted by the Company, and affecting its business or operations.

III.2

Compliance: Total

Inform or Explain: The Policy mentioned in Recommendation III.1 above sets out responsibilities and methods for business risk assessment, and the procedure is conducted with the assistance of the Audit Committee, which is in charge of supervising assessment procedures and implementing related measures.

The key business risk factors taken into consideration by Pampa include, among others: (i) regulatory conditions having an impact on the Company; (ii) potential production failures; (iii) operational interruptions; (iv) losses resulting from incidents and/or disasters; (v) claims and complaints arising from disputes having an impact on the organization; (vi) environmental issues; (vii) impaired margins; (viii) trade union disputes; (ix) delay in certain maintenance works (known to and consented by the manufacturer) increasing the probability of unit failure despite taking every possible precaution; (x) loss of key staff and role models; (xi) decline in oil and gas reserves; (xii) impossibility to meet commitments under agreed Programs; among others.

III.3

Compliance: Total

Inform or Explain: The Policy also provides for the role of a Risk Manager, who is responsible for: (i) including in its annual programs all the necessary tests for detecting business risk signals and indicators; (ii) monitoring the effectiveness of the program as a whole, and safeguarding compliance with and oversight of this Policy; (iii) informing the CEO and the Audit Committee of the risk management process; and (iv) following up on the implementation of action plans to ensure that corrective measures are taken once a risk is detected. Moreover, the manager in charge of internal control brings support to the Board in order to keep the risk matrix updated, identifying and assessing risks, as well as following up with the action plan, if required, and keeping the CEO and Audit Committee informed of this process.

III.4

Compliance: Total

Inform or Explain: The Business Risk Management Policy is updated on a yearly basis and the Risk Manager presents all new events to the Audit Committee for consideration.

III.5

Compliance: Total

Inform or Explain: The results from this risk assessment procedure are communicated to the different departments and disclosed in the Annual Report.

Pampa Energía ● 2017 Annual Report ● 159

PRINCIPLE IV: Safeguarding Integrity of Financial Information with Independent Audits

Recommendation IV: Ensuring independence and transparency of the duties assigned to the Audit Committee and the External Auditor

IV.1

Compliance: Total

Inform or Explain: Pursuant to the Bylaws, the CNV Rules and the Audit Committee’s Regulations, this committee consists exclusively of independent members.

IV.2

Compliance: Total

Inform or Explain: At Pampa, the Internal Audit function is supervised by the Audit Committee and reports functionally to one of the partners.

At the beginning of every fiscal year, the Internal Audit area has to submit a proposed annual audit plan to the Audit Committee for its evaluation and approval. Besides, the plan’s performance is followed up on quarterly, and the progress report is submitted to the Audit Committee and the responsible partner. This report summarizes the completed tasks and main findings.

On an annual basis, the Audit Committee evaluates the independence level and performance of the Internal Audit function in issues within its authority and discloses its assessment in its annual report.

As a member of the Institute of Internal Auditors, the Company uses the standards it considers reasonable and/or applicable without expressly adhering to them.

IV.3

Compliance: Total

Inform or Explain: Upon the presentation and publication of Pampa’s annual FS, the Audit Committee conducts an annual assessment of the external auditors’ performance and issues an informed opinion pursuant to Section 18, Title V, Chapter III of CNV Rules (Text Restated in 2013) and the Audit Committee’s Internal Rules.

IV.4

Compliance: Total

Inform or Explain: Pampa has no specific policy in place regarding turnover of members of the Supervisory Committee and/or the External Auditor, as it considers that no such policy is necessary as it fully complies with the applicable provisions in force.

PRINCIPLE V: Respecting the Rights of Shareholders

Recommendation V.1: Ensuring that shareholders have access to the Issuer’s information

V.1.1

Compliance: Total

Inform or Explain: Pampa’s CEO, on behalf of the Board of Directors and the investor relations area, organizes a conference call upon each closing and presentation of the Company’s annual and quarterly FS. In these conference calls, which may be attended by all shareholders willing to participate and the investing public generally, information is provided on profits and losses for each fiscal year and relevant events for each period, and answers on specific doubts and queries are provided.

Pampa Energía ● 2017 Annual Report ● 160

V.1.2

Compliance: Total

Inform or Explain: On the one hand, Pampa has a special area within its organization that receives questions and/or queries from its shareholders and/or the investing public generally.

On the other hand, Pampa’s website has a special ‘Investor Relations’ section containing all material information (FS, filings before regulatory authorities —including the SEC and the NYSE—, relevant events, corporate governance policies, etc.) for its shareholders and the investing public generally. In turn, this special website section facilitates channeling queries.

Recommendation V.2: Promoting active participation by all shareholders

V.2.1

Compliance: Total

Inform or Explain: Shareholders are given notice of meetings through the formal means set out in the Bylaws and applicable regulations. Observance of these formalities to call for meetings is effective, and it does not undermine the principle of equal treatment to shareholders.

V.2.2

Compliance: Total

Inform or Explain: Pampa considers it unnecessary and inappropriate to implement any kind of rules to ensure disclosure requirements for shareholders prior to holding a meeting since the Company strictly complies with the effective regulations in this matter. Along this line, Pampa guarantees shareholders the unrestricted exercise of the right to information, making available within the times specified in the applicable regulations, at its home office and also posted on its website, all relevant information and/or any information especially requested by a shareholder.

V.2.3

Compliance: Total

Inform or Explain: Following the provisions set out in the applicable laws and regulations, the Bylaws expressly state that, upon written request, shareholders representing at least 5% of capital stock may call for a meeting, specifying its purpose and reasons. These requests will be handled in such a way that the Board of Directors or the Supervisory Board will convene the meeting for it to take place within 45 days of the date the notice of call is received.

To date, no shareholder or shareholder group representing at least 5% of Pampa’s capital stock has expressly called for a meeting.

V.2.4

Compliance: Non-Compliance

Inform or Explain: Pampa has no policies in place to encourage the participation of major shareholders, thus abiding by the principle of equal treatment to shareholders, whether actual or potential.

Pampa Energía ● 2017 Annual Report ● 161

V.2.5

Compliance: Non-Compliance

Inform or Explain: When directors are nominated for office, shareholders do not usually require them to state their position for or against the adoption of a Corporate Governance Code.

Recommendation V.3: Ensuring the one share one vote principle

Compliance: Total

Inform or Explain: The implementation of a policy to promote the one share one vote principle is not applicable to the Company. This is due to the fact that, pursuant to the Bylaws, shares are not divided into classes, and all of them confer the right to one vote.

Recommendation V.4: Setting out protection mechanisms for all shareholders vis-à-vis company takeovers

Compliance: Total

Inform or Explain: Pursuant to the provisions set forth in Section 90 of the CMA, the application of the Public Acquisition Offer system is universal, thus comprising every company listing its shares on the stock exchange, such as Pampa. Furthermore, the Bylaws establish certain mechanisms applicable to the acquisition of significant or controlling interests.

Recommendation V.5: Encouraging the Issuer’s shareholding dispersion

Compliance: Total

Inform or Explain: Pursuant to information supplied in compliance with the requirements set forth in Section 62 of the ByMA Listing Rules, as of December 31, 2017, there is a controlling group at Pampa holding 17.89% of its capital stock and voting rights.

Consequently, the remaining percentage of capital stock is scattered among the investing public, largely exceeding the 20% specification contained in this recommendation.

Moreover, in the last three years, it has been confirmed that more than 20% of the Issuer’s capital stock is dispersed in the market. Thus, in compliance with section 62 of the ByMA Listing Rules, the following percentages were identified in relation to the controlling group: (i) as of 12/31/17, 17.89%; (ii) as of 12/31/16, 20.16%; and (iii) as of 12/31/15, 29.16%.

Recommendation V.6: Ensuring transparency of the Company’s dividend policy

V.6.1

Compliance: Non-Compliance

Inform or Explain: Pampa has not set out a specific policy for dividend payments due to the unique characteristics of the industries where it operates, the current scenario, and the volatility of the markets. In this sense, it is not advisable to establish a specific dividend payment policy. The Board of Directors assesses the possibility of paying dividends to Pampa’s shareholders on a prudential basis within each fiscal year, and thoroughly examines the economic circumstances prevailing at the time.

Pampa Energía ● 2017 Annual Report ● 162

V.6.2

Compliance: Partial

Inform or Explain: Although the Company has not put in place documented procedures to prepare the Issuer’s proposal for appropriation of retained earnings, Pampa’s Board of Directors drafts an informed proposal in conformity with legal requirements, which is included in the Annual Report.

The Shareholders’ Meeting held on April 7, 2017 resolved that profits recorded in the fiscal year ended 12/31/2016, amounting to AR$1,352 million, be allotted as follows: (i) 5% to the Legal Reserve; and (ii) the balance, to the Optional Reserve.

PRINCIPLE VI: Maintaining Direct and Responsible Bonds of Trust with the Community

Recommendation VI: Providing the community with information on the Issuer’s affairs, and a direct communication channel with the Company

VI.1

Compliance: Total

Inform or Explain: Pampa’s website, www.pampaenergia.com, is a user-friendly and permanently updated browser tool, which includes complete and accurate information on the member companies of the business group led by Pampa and their respective business. This website also enables users to ask questions and send queries.

VI.2

Compliance: Partial

Inform or Explain: All Pampa assets are subject to third-party certification accredited by the OAA, under ISO 14001 (environmental management), and OHSAS 18001 (occupational health and safety management) standards. The generation, R&D and petrochemicals segment’s assets are certified under ISO 9001 standard, and especially, the Lubricants Plant and CTGEBA are also certified under the ISO 50001 (energy management) standard.

Pursuant to the implemented model, external audits are conducted on an annual basis to guarantee adherence to the requirements of the above-mentioned international standards. Furthermore, each asset has a Management Program which promotes continuous performance improvement.

PRINCIPLE VII: Providing for Fair and Equitable Compensation

Recommendation VII: Setting out clear-cut policies for compensation of directors and senior managers, specifically focusing on conventional or bylaws-imposed limitations depending on the existence of profits

VII.1

Compliance: Non-Compliance

Inform or Explain: Pampa has no Compensation Committee in place. One of the key functions that this committee would perform regarding the compensation of directors and statutory auditors is currently performed by Pampa’s Audit Committee. Besides, any matter concerning remuneration of managers and employees is addressed by the Company’s Human Resources Department in compliance with applicable laws and regulations.

Notwithstanding the foregoing, on February 8, 2017, the Company's Board of Directors approved a Stock-based Compensation Plan aiming to encourage the alignment of the covered employees’ performance with the Company’s strategy and to generate a clear and direct link between the creation of value for shareholders and the covered employees’ compensation. To such effect, the Board of Directors created an Implementation Committee.

Pampa Energía ● 2017 Annual Report ● 163

Finally, on June 2, 2017, the Company’s Board of Directors approved compensation agreements with the Company's Senior Management with the purpose of efficiently aligning their interests with those of the Company and its shareholders, and creating value for them only inasmuch as value is generated for shareholders.

VII.1.1 – VII.1.5

Compliance: Non-Compliance

Inform or Explain: Not applicable

VII.2 and subsections

Compliance: Non-Compliance

Inform or Explain: Not applicable

VII.3

Compliance: Non-Compliance

Inform or Explain: Not applicable

VII.4

Compliance: Total

Inform or Explain: The Human Resources Department is responsible for developing and executing the applicable compensation setting process. Furthermore, the Company has a procedure in place that is coordinated by the Human Resources Department, by which all the employees (including managers) are annually evaluated on the level of performance and fulfillment of goals set by their hierarchical superiors. Based on the degree of fulfillment of corporate goals, among other factors, an annual variable compensation (performance bonus), and potential promotions and salary increases are determined based on market parameters and the Company’s internal criteria.

PRINCIPLE VIII: Promoting Business Ethics

Recommendation VIII: Ensuring ethical behavior within the Issuer

VIII.1

Compliance: Total

Inform or Explain: Pampa has put in place a Code of Business Conduct which, additionally to setting out the ethical principles which lay the groundwork for the relationship between Pampa and its employees and suppliers, provides for means and tools that guarantee the transparency of affairs and issues affecting Pampa’s proper management. The Code establishes the principles that will govern the relationship between Pampa and its contractors, subcontractors, suppliers, and advisors pursuant to applicable laws and regulations.

On the other hand, the Code of Business Conduct, which is publicly available, must be signed by all the Company’s employees and members of the Board of Directors or the Supervisory Board, as well as by any person wishing to enter into a contract with the Company.

Pampa Energía ● 2017 Annual Report ● 164

VIII.2

Compliance: Total

Inform or Explain: Pampa offers the Ethics Hotline, an exclusive channel to report, on a strictly confidential basis, any suspected misconduct or breach to the Code of Business Conduct which is operated through different channels (toll-free telephone number, e-mail, and/or web page) and is managed by a third-party provider to ensure higher transparency. Additionally, the Company has policies and procedures in place prescribing the way in which received complaints should be analyzed and dealt with.

VIII.3

Compliance: Total

Inform or Explain: Pampa has an Anti-Fraudulent Practices Policy and a Procedure for Reporting Suspected Frauds or Irregularities. Both documents contain a detailed description of the process to be followed from the reception of the complaint to the conclusion of investigation and the application of the pertinent corrective action. At least quarterly, the Internal Audit area reports the received cases and the adopted decisions to the Audit Committee. The Audit Committee supervises the channel’s operations and the resolution of complaints in issues within its authority.

PRINCIPLE IX: Deepening the Scope of the Code

Recommendation IX: Fostering the inclusion of good corporate governance practices in the Bylaws

Compliance: Total

Inform or Explain: The Board of Directors annually approves the Code Report, which is drafted in accordance with the applicable CNV Rules. However, Pampa’s Board of Directors believes that at present the provisions of the Code should not necessarily be reflected in whole in the Bylaws. Considering that the Bylaws, as well as the Report, are publicly available information through the CNV web page, Pampa fully complies with the capital market transparency principle.

Pampa Energía ● 2017 Annual Report ● 165

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2018

Pampa Energía S.A.

By:	/s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.